811-01608
Branch 18

40-33

FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

04053692

October 19, 2004

FRANKLIN HIGH INCOME TRUST

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Consolidated Amended Complaint

Ladies and Gentlemen:

Enclosed for filing, pursuant to Section 33 (a) of the 1940 Act, is a copy of the Consolidated Amended Class Action Complaint recently filed in the Multidistrict Litigation known as In re Mutual Funds Investment Litigation. For your reference, this Complaint consolidates the following class action lawsuits we previously reported to your office:

- **Lum v. Franklin Resources, Inc., et al.**, Case No. C 04 0583 JSW, filed on February 11, 2004 in the United States District Court for the Northern District of California;
- **Jaffe v. Franklin AGE High Income Fund, et al.**, Case No. CV-S-04-0146-PMP-RJJ, filed on February 6, 2004 in the United States District Court for the District of Nevada;
- **D'Alliessi v. Franklin AGE High Income Fund, et al.**, Case No. C 04 0865 SC, filed on March 3, 2004 in the United States District Court for the Northern District of California;
- **Dukes v. Franklin AGE High Income Fund, et al.**, Case No. C 04 0598 MJJ, filed on February 12, 2004, in the United States District Court for the Northern District of California;
- **Fischbein v. Franklin AGE High Income Fund, et al.**, Case No. C 04 0584 JSW, filed on February 11, 2004 in the United States District Court for the Northern District of California;
- **Sharkey IRA/RO v. Franklin Resources, Inc., et al.**, Case No. 04 CV 1330, filed on February 18, 2004 in the United States District Court for the Southern District of New York;

75

- **Alexander v. Franklin AGE High Income Fund, et al.**, Case No. C 04 0639 SC, filed on February 17, 2004 in the United States District Court for the Northern District of California;
- **Beer v. Franklin AGE High Income Fund, et al.**, Case No. 8:04-CV-249-T-26 MAP, filed on February 11, 2004 in the United States District Court for the Middle District of Florida;
- **Bennett v. Franklin Resources, Inc., et al.**, Case No. CV-S-04-0154-HDM-RJJ, filed on February 12, 2004 in the United States District Court for the District of Nevada;
- **Cullen v. Templeton Growth Fund, Inc., et al.**, Case No. 03-859 MJR, filed on December 16, 2003 in the United States District Court for the Southern District of Illinois and transferred to the United States District court for the Southern District of Florida on March 29, 2004;
- **Kenerley v. Templeton Growth and Templeton Global Advisors, Ltd.**, Case No. 03-770 GPM, filed on November 19, 2003 in the United States District Court for the Southern District of Illinois.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya S. Gordon
Associate Corporate Counsel

Enclosure

cc: Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

October 19, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Consolidated Amended Complaint

Ladies and Gentlemen:

Enclosed for filing, pursuant to Section 33 (a) of the 1940 Act, is a copy of the Consolidated Amended Class Action Complaint recently filed in the Multidistrict Litigation known as In re Mutual Funds Investment Litigation. For your reference, this Complaint consolidates the following class action lawsuits we previously reported to your office:

- **Lum v. Franklin Resources, Inc., et al.**, Case No. C 04 0583 JSW, filed on February 11, 2004 in the United States District Court for the Northern District of California;
- **Jaffe v. Franklin AGE High Income Fund, et al.**, Case No. CV-S-04-0146-PMP-RJJ, filed on February 6, 2004 in the United States District Court for the District of Nevada;
- **D'Alliessi v. Franklin AGE High Income Fund, et al.**, Case No. C 04 0865 SC, filed on March 3, 2004 in the United States District Court for the Northern District of California;
- **Dukes v. Franklin AGE High Income Fund, et al.**, Case No. C 04 0598 MJJ, filed on February 12, 2004, in the United States District Court for the Northern District of California;
- **Fischbein v. Franklin AGE High Income Fund, et al.**, Case No. C 04 0584 JSW, filed on February 11, 2004 in the United States District Court for the Northern District of California;
- **Sharkey IRA/RO v. Franklin Resources, Inc., et al.**, Case No. 04 CV 1330, filed on February 18, 2004 in the United States District Court for the Southern District of New York;

- **Alexander v. Franklin AGE High Income Fund, et al.**, Case No. C 04 0639 SC, filed on February 17, 2004 in the United States District Court for the Northern District of California;
- **Beer v. Franklin AGE High Income Fund, et al.**, Case No. 8:04-CV-249-T-26 MAP, filed on February 11, 2004 in the United States District Court for the Middle District of Florida;
- **Bennett v. Franklin Resources, Inc., et al.**, Case No. CV-S-04-0154-HDM-RJJ, filed on February 12, 2004 in the United States District Court for the District of Nevada;
- **Cullen v. Templeton Growth Fund, Inc., et al.**, Case No. 03-859 MJR, filed on December 16, 2003 in the United States District Court for the Southern District of Illinois and transferred to the United States District court for the Southern District of Florida on March 29, 2004;
- **Kenerley v. Templeton Growth and Templeton Global Advisors, Ltd.**, Case No. 03-770 GPM, filed on November 19, 2003 in the United States District Court for the Southern District of Illinois.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya S. Gordon
Associate Corporate Counsel

Enclosure

cc: Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

16739-1

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL 1586
IN RE ALLIANCE, FRANKLIN/TEMPLETON, BANK OF AMERICA/NATIONS FUNDS, and PILGRIM BAXTER	Case No. 04-md-15862 (Judge Davis)
[Franklin Templeton Track]	CONSOLIDATED AMENDED CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

WOLF POPPER LLP
Marian P. Rosner
Chet B. Waldman
Andrew E. Lencyk
845 Third Avenue
New York, NY 10022
Tel.: (212) 759-4600
Fax: (212) 486-2093

Attorneys for Lead Plaintiff, the Deferred Compensation Plan for Employees of Nassau County

TYDINGS & ROSENBERG LLP
William C. Sammons, Fed Bar No. 02366
John B. Isbister, Fed Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Tel: (410) 752-9700
Fax: (410) 727-5460

Liaison Counsel

Doc#:144038

TABLE OF CONTENTS

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL 1586
IN RE ALLIANCE, FRANKLIN/TEMPLETON, BANK OF AMERICA/NATIONS FUNDS, and PILGRIM BAXTER	Case No. 04-md-15862 (Judge Davis)
[Franklin Templeton Track]	CONSOLIDATED AMENDED CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

The Court-appointed Lead Plaintiff, the Deferred Compensation Plan for Employees of Nassau County, individually and on behalf of all others similarly situated, by its attorneys, alleges the following upon information and belief, based on the investigation of its counsel, except as to allegations specifically pertaining to the Lead Plaintiff and its counsel, which are based upon personal knowledge. The investigation by Lead Plaintiff's counsel included, among other things, a review of public announcements made by defendants, including statements made in press releases and on company websites, as well as in Securities and Exchange Commission ("SEC") filings; media reports regarding defendants; analyst reports; various informational databases; court filings, including the Administrative Complaint and exhibits thereto filed in the Commonwealth of Massachusetts by the Enforcement Section of the Massachusetts Securities

Division of the Office of the Secretary of the Commonwealth ("Massachusetts"), Docket No. E-2004-007 ("Massachusetts Administrative Complaint" or "MAC"), dated February 4, 2004, the Franklin Respondents' Answer to the Massachusetts Administrative Complaint, filed on February 17, 2004, the Consent Order entered into by Massachusetts and certain Franklin entities with respect to the MAC on September 20, 2004 (the "Massachusetts Consent Order"); the Complaint for Violations of the Federal Securities Laws filed by the SEC in *SEC v. Daniel Calugar and Security Brokerage, Inc.*, Case No. CV-S-03-1600-RCJ-RJJ (D. Nev.), on or about December 23, 2003, the complaint filed by the New York State Attorney General in the Supreme Court of the State of New York in *State of New York v. Canary Capital Partners, LLC, et al.*, dated September 3, 2003, and the amended complaint in *SEC v. Druffner, et al.*, Civ. Action No. 03-12154-NMG (D. Mass.), the SEC's Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, in *In the Matter of Franklin Advisers, Inc.*, dated August 2, 2004 ("SEC Consent Order"); certain internal corporate documents; as well as interviews of former employees of Franklin Templeton, and persons who had direct or indirect knowledge and familiarity with market timing and/or late trading within the mutual fund industry generally, and specifically as it pertained to Franklin Templeton, and consultants.

NATURE OF THE ACTION

1. This is a class action brought on behalf of a class (the "Class") consisting of all persons and entities who purchased and/or held shares in any mutual fund in the Franklin Templeton fund family harmed or adversely affected by market timing and/or late trading, which

funds and/or their registrants/issuers were advised by defendant Franklin Advisers, Inc. or any of its affiliated investment adviser companies (the "Funds" or "FT Funds"), during the period February 6, 1999 through February 4, 2004 (the "Class Period"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, parents, affiliates, heirs, successors or assigns and any entity in which defendants have or had a controlling interest, all trustees and portfolio managers of the Funds, and any other person who engaged in the wrongful conduct alleged herein (the "Excluded Persons"). Also excluded from the Class are any officers, directors, or trustees of the Excluded Persons. Lead Plaintiff seeks remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and state and common law.

2. This class action arises from a series of wrongful trading practices, commonly referred to as "market timing," that permeated the mutual fund industry and cost investors in mutual funds generally in the billions of dollars, and in the FT Funds specifically, potentially hundreds of millions of dollars. The harm to investors in FT Funds and other mutual funds took the form of: (i) dilution of profits and exaggeration of losses from their investments; (ii) payment of excessive fees by investors as a result of the wrongful conduct; (iii) negative tax consequences; and (iv) improper management of their investments. The FT-affiliated defendants ("FT" is defined below) permitted rampant market timing activity in FT Funds throughout the Class Period, to maximize fees and profits associated with such transactions and based on the amount of assets under management in the FT Funds, to the detriment of the Class members. The FT-affiliated defendants not only permitted, but actively facilitated this wrongful conduct

through, among other things, entering into negotiated agreements with preferred investors to permit timing activity for the purpose of securing potentially hundreds of millions of dollars in advisory, management and distribution fees, all to the detriment of ordinary investors in the Funds. Various other parties actively participated in, and aided and abetted, the FT-affiliated defendants' unlawful scheme and breaches of fiduciary duty, including: (i) the parties who engaged in the wrongful trading activities themselves, for their own economic benefit; (ii) various broker-dealers who served as distribution outlets for the Funds, and who accepted unlawful commissions and other payments in exchange for bringing the market timers' business into the Funds where FT affiliates and their employees benefitted financially from the permitted wrongful trading activity; and (iii) various financial institutions that acted as clearing platforms for market timing and late trading.

3. The various FT prospectuses covering the issuance of shares of the Funds, as detailed below, misled investors into believing that the Funds prevented the wrongful trading practices described above through the imposition of various trading restrictions and redemption fees. In reality, however, the FT-affiliated defendants not only permitted, but in many cases actively encouraged, the wrongful activity. FT affiliates and employees permitted and encouraged market timing for, among other reasons, the purpose of increasing the amount of assets under management, thereby increasing the fees payable to the investment advisors, who were captive entities within the FT Fund family structure, by potentially hundreds of millions of dollars.

4. The Trustees of the Funds failed to prevent the wrongful conduct because of fundamental conflicts of interest inherent in the corporate governance structure of the FT Fund

complex. As detailed below, the interests of the Fund investors were entrusted to Trustees who were appointed and compensated by defendants Franklin Resources and/or FAI (both defined below) or their affiliates. Many of these Trustees served on Boards of scores of Funds within FT – up to 141 – collecting hundreds of thousands of dollars in annual salary from purportedly monitoring the FT entities that collected fees for underwriting and serving as investment advisers to the Funds, which fees were directly or indirectly used to pay the Trustees their salaries.

5. Specifically, the FT-affiliated defendants negotiated to give market timers, including but not limited to, renowned market timer (and FT client) Daniel G. Calugar, market timing capacity to trade FT Funds in exchange for leaving millions of dollars in FT hedge funds on a long-term basis. This "sticky asset"/quid pro quo arrangement was never disclosed to mutual fund investors and is in direct violation of the Fund's prospectuses issued during the Class Period. Thus, for example, in 2001, certain of the FT-affiliated defendants have admitted that defendant William Post, a senior FT executive, negotiated a special market timing arrangement with Calugar in direct contravention of the FT prospectuses. The market timing capacity agreement provided that in order for Calugar to gain privileges to market time $45 million in FT Funds he would be required to invest $10 million in a FT hedge fund.

6. In addition to the market timing arrangements with Calugar, the SEC Consent Order found that FAI acted contrary to public disclosures and in violation of fiduciary duties when it allowed certain other parties to market time Funds it advised. This misconduct falls into various categories: (i) during at least 1996-2001, FAI followed an undisclosed practice under which it approved requests to conduct market timing in a manner that conflicted with certain guidelines in the Fund prospectuses; (ii) during 1998-2000, FAI allowed a representative of a

broker-dealer to market time a Fund that prohibited investments by market timers; (iii) FAI failed to disclose that over 30 identified market timers were allowed to freely market time for several months in 2000, contrary to prospectus language that indicated market timing would be monitored and restricted; and (iv) after certain other identified timers were told to stop their activities in September 2000, FAI gave at least one favored timer permission to continue to time $75 million in assets with unlimited trades for several more months.

7. Defendant Franklin Resources has admitted, on its own website, that, through its internal investigation thus far, "we have identified various instances of frequent trading [in FT Funds]," and has also admitted, in its annual Form 10-K for the fiscal year ended September 30, 2003, filed with the SEC on or about December 22, 2003, as well as on its website, that, as a result of its internal investigation, "[t]o date, the Company has identified some instances of frequent trading in shares of certain funds by a few current or former employees in their personal 401(k) plan accounts." The Company has stated that these individuals "include one trader and one officer of the funds," and that "[t]hese two individuals have been placed on administrative leave and the officer has resigned from his positions with the funds."

8. Substantial other evidence exists of the FT-affiliated defendants permitting and/or acquiescing in large-scale market timing in FT Funds. For example, six brokers from Prudential Securities, Inc. alone coordinated over $87 million of market timing trading in FT Funds during the January 1, 2001 to September 2003 time frame. The FT-affiliated defendants' courting of, and receptiveness to, market timing assets, due to the fees and profits they generated for the FT entity complex, continued from the beginning, until the very end, of the Class Period.

9. As a result of their admitted wrongful conduct, certain of the FT-affiliated

defendants, to date, have paid government regulators $55 million, almost half of which was in penalties, to settle actions against them. This litigation is brought on behalf of the Class to recover the many millions of dollars in additional damages to its members which remain unrecompensed.

JURISDICTION AND VENUE

10. The claims herein arise under and pursuant to Sections 11, 12(a)(2) and 15 of the Securities Act (15 U.S.C. §§ 77(k), 77(l)(2) and 77(o)); Sections 10(b) and 20(a) of the Exchange Act (15 U.S.C. §§ 78j(b) and 78t(a)), and SEC Rule 10b-5 promulgated thereunder (17 C.F.R. § 240.10b-5); Sections 34(b), 36(a), 36(b) and 48(a) of the Investment Company Act (15 U.S.C. §§ 80a-33(b), 80a-35(a), 80a-35(b), and 80a-47(a)); and under state and common law.

11. This Court has jurisdiction over the subject matter of this action pursuant to Section 22 of the Securities Act (15 U.S.C. § 77v); Section 27 of the Exchange Act (15 U.S.C. § 78aa); Sections 34(b), 36(b)(5) and 44 of the Investment Company Act (15 U.S.C. §§ 80a-33(b), 80a-35(b)(5), 80a-43); 28 U.S.C. § 1331 and 1337; and principles of supplemental jurisdiction under 28 U.S.C. § 1367.

12. Venue is proper within this District, as, pursuant to the multi-district provisions of 28 U.S.C. § 1407, this action, along with numerous other actions arising out of substantially similar alleged conduct in the mutual fund industry, has been transferred to, and localized in, this District, by order of the Judicial Panel for Multidistrict Litigation, on February 20, 2004, after full hearing and consideration of all factors, including matters of convenience, and defendants have not contested such transfer. Venue is further proper in this District pursuant to §§ 36(b)(5) and 44 of the Investment Company Act (15 U.S.C. §§ 80a-35(b)(5), 80a-43), as defendants

transact business in this District, and many Class members reside within this District, and, for the same reasons, is proper as well in the Southern District of New York transferor court.

13. In connection with the acts alleged in this Complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

A. Plaintiff

14. The Court-appointed Lead Plaintiff, the Deferred Compensation Plan for Employees of Nassau County, State of New York (the "Nassau County Plan" or the "Plan"), is an investment vehicle established under Section 457 of the United States Internal Revenue Code, 26 U.S.C. § 457, that operates for the benefit of current and retired employees of Nassau County, New York. The Plan enables employees of the County, who elect to participate, to contribute a portion of their salary, on a tax deferred basis, to the Plan for investment in certain investment options, including mutual funds, among them, the Franklin/Templeton mutual funds. All County employees and elected officials may participate in the Plan. As of December 31, 2003, the Plan had 9,510 total participants. Over, at least, the last five years, the Nassau County Plan has purchased and held shares of Franklin/Templeton mutual funds with a present dollar value of approximately $33 million, and has been damaged by defendants' alleged wrongful conduct. A significant portion of the Plan's funds were invested during the Class Period (as defined herein) in the Small Cap Growth Fund (n/k/a the Small-Mid Cap Growth Fund), which has been specifically implicated by regulators as being negatively affected by the alleged improper market

timing practices that are the subject of this lawsuit. Specifically, the Plan invested hundreds of thousands of dollars in the Small-Mid Cap Growth Fund during the Class Period and has had substantial investments in this Fund throughout the Class Period. The Plan also purchased, held during the Class Period, and presently holds, shares in a number of other FT Funds. The Deferred Compensation Committee of Nassau County (the "Committee") is, with certain limited exceptions, responsible for the operation and administration of the Plan, and, pursuant to the Plan Document, has general authority under the Plan, including the power and the duty to take all actions and make all decisions necessary or proper to carry out its responsibilities under the Plan, and to pursue legal claims on behalf of the Plan and its participants.

B. Defendants

Structure and Organization of the FT Fund Family: An Overview

15. FT Funds consist of a series of primarily open-end mutual funds in which investors contribute cash for the purpose of creating a pool of assets with which to invest and purchase securities. In return for their deposits, FT Fund investors receive shares in the Funds in an amount directly proportionate to the amount of their investment (i.e., the larger the amount invested, the more shares the investor receives in a specific Fund). This cash is then used to purchase stocks or other securities, consistent with the investment goals and objectives of the Fund. FT Fund shares are issued to FT Fund investors pursuant to registration statements and prospectuses that must comply with the Securities Act and the Investment Company Act.

16. The FT Funds hold no assets apart from the deposits of their investors, nor do they conduct any operating or investment activities on their own. Instead, the FT Funds are part of a labyrinthine structure, commonly known as a "complex," in which separate legal entities,

which are nonetheless related to the Funds, and captive to corporate parent, defendant Franklin Resources, Inc. ("Franklin Resources" or the "Company"), and/or its investment advisers (generally Franklin Advisers, Inc., hereinafter, "Franklin Advisers" or "FAI"), perform and control all necessary activities related to the sale and redemption of securities, as well as the management of investments. Indeed, as discussed below, these related entities not only appoint their own representatives to the Board of Trustees charged with the fiduciary duty of protecting the interests of investors in each individual Fund, but also control the appointment of the purportedly "independent" members of these Boards. These same related entities within the fund complex receive substantial fees for the performance of these services, which are calculated as a percentage of the value of the total deposits under management, as set forth below. Thus, the larger the amount of deposits under management, the more that these related entities stand to collect in fees from mutual fund investors. This means that, even in the case in which a FT Fund loses money on its investments, the related FT entities can still increase the fees they earn by simply steering more investor deposits into the FT Funds.

17. The entities that comprise the FT Fund complex are described below. Each of these entities is controlled not by investors in the individual FT Funds, but by separate corporations owned or controlled by a single corporate parent, Franklin Resources. Franklin Resources operates these subsidiaries, which in turn are responsible for the operations of the individual FT Funds, for their own benefit rather than the benefit of FT Fund investors. These key subsidiaries, whose roles in the FT Fund complex are explained below, include the following: (i) Investment Adviser; (ii) Administrator; (iii) Registrant/Issuer; and (iv) Underwriter/Distributor.

a. The Investment Adviser

i. The Investment Adviser, which for most FT Funds was Franklin Advisers (FAI), is responsible both for the creation of the FT Fund (including the determination of its investment goals and strategy), as well as for managing the day-to-day activities and individual investments of the Fund. The FT investment advisers, including FAI, have entered into investment advisory contracts, known as "Management Agreements," with the Registrants/Issuers of the FT Funds, on behalf of the individual FT Funds. Pursuant to the Management Agreements, the investment advisers, including FAI, provide research, advice and supervision with respect to investment matters. Additionally, FAI and other FT investment advisers, or their subsidiaries or affiliates, are responsible for performing virtually all critical functions of the FT Funds, including: (i) determining which securities to purchase and sell and what portion of the FT Funds' assets to invest; (ii) hiring and employing portfolio managers; (iii) selling shares in the Funds to the public; (iv) performing and/or facilitating all "back-office" operations; (v) determining the net asset value ("NAV") of the Funds on a daily basis; (vi) directing and controlling the investments in the Funds; (vii) ensuring that the investment policies of the Funds are observed; (viii) enforcing the policies of the Funds, including restrictions on trading and other activities that could be detrimental to shareholders of the Funds; (ix) otherwise managing the day-to-day activities of the Funds; (x) reporting on a regular basis to the Board of Trustees of the Registrants of the Funds; and (xi) making their officers and employees available to the Board of Trustees of the Funds' Registrants for consultation and discussions regarding the administration and management of the Funds and their investment activities. As detailed herein, FAI is a single investment adviser responsible for the management and day-to-day operations for most of the Funds within the FT Fund complex.

ii. As set forth herein, the Investment Adviser (and through it, Franklin Resources) is paid for its services pursuant to Management Agreements negotiated between the Investment Adviser and the Trustees of the Registrant/Issuer, on behalf of the individual Funds themselves. Management Agreements within the FT Fund family provide for the Funds to pay the Investment Adviser as much as 2.50% annually of their average NAV, calculated on a daily basis and payable monthly or quarterly, in return for its investment advisory services. Thus, if a Fund has an NAV of $1 billion over the course of the year, it will pay the Investment Adviser as much as $25 million annually from investors' deposits, for its investment advisory services.

b. <u>The Administrator</u>

i. Franklin Templeton Services, LLC ("FT Services"), an indirect, wholly owned subsidiary of Franklin Resources and an affiliate of FAI and other defendants named below, is the Administrator for most of the FT Funds, and is responsible for performing the day-to-day administrative functions associated with the business of each individual Fund. These tasks include: (i) performing back-office operations; (ii) calculating the NAV of the individual Funds within the FT Fund complex on a daily basis; (iii) maintaining books and records for the individual Funds; and (iv) monitoring regulatory compliance. Like its corporate affiliates, FT Services is a single corporate subsidiary responsible for administering the business of numerous funds within the entire FT Fund complex.

ii. Similar to FAI, the Investment Adviser, FT Services, as Administrator (and through it ultimately, the corporate parent, Franklin Resources), is generally paid for its services pursuant to a contract (the "Administration Agreement") negotiated with the Investment

Adviser (FAI) and the Trustees, on behalf of each individual Fund itself. FT Services also receives fees based on the Funds' assets under management. During fiscal years 1999-2003, for example, FT Services received monthly fees attributable to the Franklin Small-Mid Cap Fund, equal to an annual rate of: 0.15% of the Fund's average daily net assets up to $200 million; 0.135% of average daily net assets over $200 million up to $700 million; 0.10% of average daily net assets over $700 million up to $1.2 billion; and 0.075% of average daily net assets over $1.2 billion. During fiscal years 1999-2003 (ended April 30), FT Services received the following administration fees attributable to the Small-Mid Cap Fund: for fiscal year 2003, $5,685,375; for fiscal year 2002, $7,861,452; for fiscal year 2001, $10,578,704; for fiscal year 2000, $7,115,279; for fiscal year 1999, $3,971,753.

c. The **<u>Registrant/Issuer</u>** is an affiliate of the Investment Adviser under §2(a)(3) of the Investment Company Act (15 U.S.C. § 80a-(2)(a)(3)), and is the legal issuer of each Fund's shares. As the legal issuer for its constituent Funds, the Registrant may only issue shares in such Funds to the public pursuant to a registration statement and prospectus that complies with Section 10 of the Securities Act, and is absolutely liable to purchasers of the shares for any material misstatement and omission in the prospectus under the Securities Act. Similar to the other FT-affiliated entities, Registrants/Issuers of the Funds, such as defendant Franklin Strategic Series, serve as the Registrants/Issuers for multiple FT Funds.

d. The **<u>Underwriter/Distributor</u>**, defendant Franklin/Templeton Distributors, Inc. ("Franklin/Templeton Distributors" or "FTDI"), is a subsidiary of Franklin Resources, and is responsible for the underwriting and retailing of Fund shares to the public pursuant to a registration statement and prospectus. FTDI serves as the Underwriter/Distributor for most of the FT Funds. FTDI, as Underwriter/Distributor, is strictly liable for any material misstatements or omissions contained in the registration statement and prospectus of a Fund under the Securities Act.

The Corporate Parent and Investment Adviser Defendants

18. Defendant Franklin Resources, a Delaware corporation, is the direct or indirect parent company of the Franklin entities described in this Complaint. The primary offices of Franklin Resources are located at One Franklin Parkway, San Mateo, California 94403. Franklin Resources has operating subsidiaries and affiliates engaged in the United States mutual fund business under the trade name Franklin Templeton Investments (collectively referred to herein as "FT"). Some of these subsidiaries and affiliates include mutual fund retailers, broker-dealers, and investment advisers that offer and sell FT mutual funds to investors which include institutions and individuals. In addition, some of these subsidiaries and affiliates also structure and advise private investments, including hedge funds and limited partnerships, sold to investors. Through its subsidiaries, as of December 31, 2003, Franklin Resources had approximately $336.7 billion in assets under management. As Franklin Resources stated in its most recent annual report on Form 10-K filed with the SEC for fiscal year ended September 30, 2003 ("2003 Form 10-K"), "We derive substantially all of our revenues from providing investment advisory, investment management, distribution and administrative services to our various family of funds, high net-worth clients, institutional accounts and separate accounts. Our revenues depend to a large extent on the amount of assets under management. Underwriting and distribution revenues, also a large source of revenue, consist of sales charges and commissions derived from sales of our sponsored investment products and distribution and service fees."

19. Defendant Franklin Advisers (or "FAI"), a registered investment adviser under the Investment Advisers Act of 1940 ("Investment Advisers Act"), is the investment adviser and manager, and provides administrative services, to many of the Funds and/or their registrants, including defendant Franklin Strategic Series, which includes the Franklin Small-Mid Cap Growth Fund. FAI has an NASD Central Registration Depository ("CRD") number of 104517 and is registered with the SEC. FAI, a California corporation, is a wholly owned subsidiary of Franklin Resources, and earns investment management fee revenues for itself and its corporate parent, Franklin Resources, by providing investment advisory and management services pursuant to investment management agreements with each Fund and/or its Registrant. As a Fund manager, FAI provides investment research and portfolio management services. It also selects the securities for each Fund to buy, hold or sell, ostensibly "under the supervision and oversight of the [F]unds' board of trustees, directors or administrative managers." (2003 Form 10-K.) The investment adviser also takes all necessary steps to implement such decisions, including selecting brokers and dealers, executing and settling the Funds' portfolio transactions, in accordance with detailed criteria set forth in the management agreement for each Fund and internal policies, and provides periodic reports to each Fund's board of trustees, which reviews and supervises FAI's investment activities. As Fund manager, FAI is responsible for managing the day-to-day activities and individual investments of the Funds, and performs virtually all critical functions of the Funds (such as those discussed in ¶ 17(a)(i) above), including hiring and employing portfolio managers, selling shares in the Fund to the public, performing "back-office" operations, directing and controlling investments in the Funds, ensuring that investment policies of the Fund are observed, enforcing the policies of the Funds, including restrictions on trading

and other activities that could be detrimental to the Funds' shareholders, and otherwise managing the day-to-day activities of the Funds.

20. FAI receives management fees from the Funds that it manages. According to FAI's May 2003 Form ADV filed with the SEC, FAI is compensated for its investment advisory services by a percentage of assets under its management, and performance-based fees. According to the registration statements and prospectuses covering, among other Funds, the Franklin Small-Mid Cap Growth Fund during the Class Period, specifically, the Form N-1A Registration Statement and Prospectus filed by the Franklin Strategic Series with the SEC on or about September 1, 2003 (the "September 1, 2003 Franklin Strategic Series Form N-1A and Prospectus"), the Small-Mid Cap Growth Fund pays the manager a fee equal to an annual rate of: 0.625 of 1% of the value of average daily net assets of the Fund up to and including $100 million; 0.50 of 1% of the value of average daily net assets over $100 million up to and including $250 million; 0.45 of 1% of the value of average daily net assets over $250 million up to and including $10 billion; 0.44 of 1% of the value of average daily net assets over $10 billion up to and including $12.5 billion; 0.42 of 1% of the value of average daily net assets over $12.5 billion up to and including $15 billion; and 0.40 of 1% of the value of average daily net assets over $15 billion. During the Class Period, such management fees paid by the Small-Mid Cap Fund to FAI for fiscal years ended April 30, were, for fiscal year 2003, $30,464,349; for fiscal year 2002, $43,954,653; for fiscal year 2001, $59,688,107; for fiscal year 2000, $39,226,727; and for fiscal year 1999, $20,630,510.

21. Along with the Registrant Defendant – Franklin Strategic Series (defined below) – FAI, as Fund manager, participated in the preparation of the Franklin Strategic Series

registration statements and prospectuses during the Class Period. Indeed, the "Management Agreement" between Franklin Strategic Series and FAI in effect during the Class Period provides:

> The Manager [FAI], its officers and employees will make available and provide accounting and statistical information required by the Funds in the preparation of registration statements, reports and other documents required by Federal and state securities laws and with such information as the Funds may reasonably request for use in the preparation of such documents or of other materials necessary or helpful for the underwriting and distribution of the Funds' shares.

The Management Agreement also provided that "[t]he Manager shall make its officers and employees available to the Board of Trustees and officers of the Trust for consultation and discussions regarding the administration and management of the Funds and its investment activities." The Management Agreement between the Franklin Strategic Series and FAI was signed, on behalf of Franklin Strategic Series, by defendant Charles B. Johnson, and on behalf of FAI, by his brother, defendant Rupert Johnson, who is also Trustee and President of the Franklin Strategic Series (including the Franklin Small-Mid Cap Growth Fund).

The Registrant Defendant

22. At all relevant times hereto, defendant Franklin Strategic Series ("Franklin Strategic Series" or the "Trust") was the Registrant for the Franklin Small-Mid Cap Growth Fund (ticker symbol FRSGX), previously known during the Class Period as the Small Cap Growth Fund and the Small Cap Growth Fund I. The principal executive offices of the Franklin Strategic Series are located at One Franklin Parkway, San Mateo, California, 94403-1906. During the relevant period, Franklin Strategic Series was also the registrant, at various times, for the following funds which appeared together on the same prospectus, along with the Franklin Small-Mid Cap Growth fund (or its predecessors): the Franklin Aggressive Growth Fund (1999-

2003), the Flex Cap Growth Fund (f/k/a the California Growth Fund) (1999-2003), the Small Cap Growth Fund II (2000-2003), the Blue Chip Growth Fund (1999), the Large Cap Growth Fund (1999-2002), and the Mid Cap Growth Fund (1999).

23. The Franklin Strategic Series is a Delaware Statutory Trust, which, according to its September 1, 2003 Form N-1A Registration Statement filed with the SEC, includes the following Funds as of that date: Franklin Aggressive Growth Fund, Franklin Biotechnology Discovery Fund, Franklin Blue Chip Fund, Franklin Flex Cap Growth Fund, Franklin Global Communications Fund, Franklin Global Health Care Fund, Franklin Natural Resources Fund, Franklin Small-Mid Cap Growth Fund, Franklin Small Cap Growth Fund II, Franklin Strategic Income Fund, Franklin Technology Fund, Franklin U.S. Long-Short Fund. According to the Franklin Strategic Series Form N-1As and prospectuses filed during the Class Period, Franklin Resources is the parent company of the Trust's adviser, defendant FAI, and the Trust's distributor and principal underwriter, defendant Franklin Templeton Distributors, Inc.

24. According to the September 1, 2003 Franklin Strategic Series Form N-1A and Prospectus filed by the Company, "Franklin Strategic Series (Trust) has a board of trustees.... The board is responsible for the overall management of the [Franklin Strategic Series] Trust, including general supervision and review of each Fund's investment activities. The board, in turn, elects the officers of the Trust who are responsible for administering the Trust's day-to-day operations. The board also monitors each Fund to ensure no material conflicts exist among share classes."

The Trustee Defendants

25. Defendant Charles B. Johnson ("Charles B. Johnson") has, at all relevant times

hereto, been Trustee and Chairman of the Board of the Franklin Strategic Series Funds, including the Franklin Small-Mid Cap Growth Fund. At all relevant times hereto, Charles B. Johnson was also Chairman of the Board, Chief Executive Officer (until January 1, 2004), and a Member of the Office of the Chairman and Director of Franklin Resources; Vice President, Franklin Templeton Distributors, Inc.; Director, Fiduciary Trust Company International (a subsidiary of Franklin Resources); and officer and/or director or trustee of certain of the other subsidiaries of Franklin Resources and of 46 of the investment companies in FT Investments. According to the September 1, 2003 Franklin Strategic Series Form N-1A and Prospectus, Charles B. Johnson oversees a total of 140 Franklin-Templeton Funds. Charles B. Johnson is the brother of Rupert H. Johnson, Jr., and the father of (i) Charles E. ("Chuck") Johnson, formerly a director and co-President of Franklin Resources until his leave of absence therefrom in October 2002, (ii) Gregory Johnson, who was, inter alia, formerly co-President of Franklin Resources and, as of January 1, 2004, is the co-Chief Executive Officer of Franklin Resources, and (iii) Jennifer Bolt, Senior Vice President and Chief Information Officer of Franklin Resources since May 2003, and an officer and/or director of other Franklin Resources subsidiaries since June 1994. Charles B. Johnson also is the brother-in-law of Peter Sacerdote, a Director of Franklin Resources. During the Class Period, Charles B. Johnson owned, directly or indirectly, approximately 17.74% of the voting securities of Franklin Resources (or approximately 46 million shares, see, e.g., Franklin Resources' Definitive Proxy Statement filed with the SEC, dated December 23, 2002). In certain SEC filings during the Class Period, for example, in a Schedule 13G dated as of December 31, 2003, filed by Franklin Resources, Charles B. Johnson and Rupert H. Johnson, Jr. with respect to their holdings in Agere Systems, Inc., filed as "control persons" of Franklin Resources.

26. Defendant Rupert H. Johnson, Jr. ("Rupert Johnson") has, at all relevant times hereto, been Trustee and President of the Franklin Strategic Series funds, including the Franklin Small-Mid Cap Growth Fund, and has also been Chief Executive Officer-Investment Management thereof since 2002. Rupert Johnson is also Vice Chairman and a Member of the Office of the Chairman and Director of Franklin Resources; Vice President and Director, Franklin Templeton Distributors, Inc.; Director, FAI, and Franklin Investment Advisory Services, Inc.; Senior Vice President, Franklin Advisory Services, LLC; officer and/or director or trustee, of certain of the other subsidiaries of Franklin Resources; and officer of 49 of the investment companies in FT Investments. According to the September 1, 2003 Franklin Strategic Series Form N-1A and Prospectus, Rupert Johnson oversees a total of 123 Franklin-Templeton Funds. During the Class Period, Rupert Johnson owned, directly or indirectly, approximately 14.77% of the voting securities of Franklin (or approximately 38 million shares, see, e.g., Franklin Resources' Definitive Proxy Statement filed with the SEC, dated December 23, 2002). Rupert Johnson is the brother of Charles B. Johnson; the uncle of Gregory E. Johnson, Chuck Johnson and Jennifer Bolt; and the brother-in-law of Franklin Resources Director, Peter Sacerdote.

27. Defendant Harris J. Ashton ("Ashton") has, at all relevant times hereto, been a Trustee of the Franklin Strategic Series Funds, including the Franklin Small-Mid Cap Growth Fund. According to the September 1, 2003 Franklin Strategic Series Form N-1A and Prospectus, Ashton is a Trustee for a total of 140 Franklin-Templeton Funds.[1] According to the same

[1]The number of portfolios overseen by the above-noted officers and/or trustees in the FT Fund family is set forth in the September 1, 2003 Franklin Strategic Series Form N-1A and Prospectus. That document notes that Franklin "base[s] the number of portfolios on each

document, Ashton received $21,783 for the fiscal year ended April 30, 2003 in connection with his sitting on the Board of the Franklin Strategic Series Trust and/or attending meetings of said Board, and a total of $372,100 for calendar year 2002 for serving as a director or trustee of other Funds in the FT complex.

28. Defendant Gordon S. Macklin ("Macklin") has, at all relevant times hereto, been a Trustee of the Franklin Strategic Series Funds, including the Franklin Small-Mid Cap Growth Fund. According to the September 1, 2003 Franklin Strategic Series Form N-1A and Prospectus, Macklin is a Trustee for a total of 140 Franklin-Templeton Funds. According to the same document, Macklin received $20,583 for the fiscal year ended April 30, 2003 in connection with his sitting on the Board of the Franklin Strategic Series Trust and/or attending meetings of said Board, and a total of $363,512 for calendar year 2002 for serving as a director or trustee of other Funds in the FT complex.

29. As Trustees, defendants Charles B. Johnson, Rupert Johnson, Ashton and Macklin signed the Form N-1A registration statements and prospectuses for the Franklin Strategic Series, including the Small-Mid Cap Growth Fund (and/or amendments thereto) during the Class Period.

a. <u>The Failure of the Interested and "Independent" Trustees</u>

30. Throughout the Class Period, both the interested and the "independent" Trustee defendants breached their fiduciary duties and failed to adequately protect the interests of FT shareholders, including shareholders of the Small-Mid Cap Growth Fund, to whom they owed

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separate series of the U.S. registered investment companies within the Franklin Templeton Investments fund complex. These portfolios have a common investment adviser or affiliated investment advisers."

duties of care, candor, and loyalty throughout the Class Period. All of the wrongful activity alleged herein that harmed FT Fund investors was permitted to occur notwithstanding the presence of a Board of Trustees of the Franklin Strategic Series that consisted of three, who were interested Trustees, and six "outside" or "independent" Trustees charged with protecting the interests of the FT Fund shareholders. The "interested" Trustee defendants failed to fulfill their duties as Trustees of FT Funds, including the Franklin Strategic Series, by facilitating and/or acquiescing in market timing, to the detriment of FT Fund shareholders, and by favoring their own interests and those of other FT entities with whom they were affiliated, without due consideration for the interests of the shareholders of the Funds, including the Small-Mid Cap Growth Fund. The "independent" Trustee defendants also failed to fulfill their duties by failing to detect and put an end to the unlawful practices and dealings that pervaded the FT Fund complex, including the Small-Mid Cap Growth Fund, as well as the mutual fund industry, over the Class Period.

31. The Investment Company Act, 15 U.S.C. §80a-1 et seq., requires individual mutual funds, such as the FT Funds, to be governed by a Board of Trustees ("Board"), and further requires, in most cases, that a majority of the members of the Board be independent from, and unaffiliated with, the investment adviser, or its parents, subsidiaries or affiliates. The purpose of this independence requirement is to ensure that the management of the mutual funds is not dominated by the investment adviser and that, instead, the fund is managed in the best interests of its shareholders. This responsibility not only includes retaining and monitoring the performance of the investment adviser, the underwriter/distributor, and administrator, but negotiating contracts with these parties and ensuring that the fees paid are reasonable in relation

to the services performed.

32. In reality, the Boards of the FT Funds were dominated by the Investment Adviser, FAI, and its affiliates, who not only effectively controlled the Trustee nomination and appointment process, but also the fees that the purportedly "independent" or "outside" Trustees earn from serving on the Fund Boards. Further, the purportedly "independent" trustees, who fulfill this role in addition to their full-time occupations, serve on the boards of scores, and in some cases well over a hundred, of individual FT Funds within the FT Fund complex, rendering it difficult to oversee the activities of the Funds consistent with their fiduciary duties. For example, according to SEC filings, the Franklin Strategic Series' "independent" trustees Ashton, Macklin, S. Joseph Fortunato, and Frank Lahaye, all serve on the Boards of, at least, 140 Franklin Templeton Funds. These "independent" directors are well-compensated for their service, often earning hundreds of thousands of dollars in fees, as alleged herein. In fact, the "independent" directors earned approximately 8 to 18 times the compensation they received as Trustees of the Franklin Strategic Series, from serving on Boards of other FT Funds, that were nevertheless advised by FAI or other FT investment advisers. Although these fees are purportedly set by the compensation committee of the Board of each individual Fund, the compensation levels are usually based upon the recommendations of the Investment Adviser. The fees, however, are paid from investments in the FT Funds themselves.

33. As a result of the foregoing, both the "independent" Trustees and those nominated as representatives of the Investment Adviser are beholden to the Adviser and its affiliates, and therefore suffer from disabling conflicts of interests that prevent them from discharging their fiduciary duties. For example, despite instances in which certain FT Funds have performed

poorly and lagged their peers in economic return, no Board of any FT Fund has ever replaced its Investment Adviser with an advisor that is part of another mutual fund complex. Instead, the Boards have renewed their agreements with the Investment Advisers regardless of the Fund's performance, usually without even seeking competitive bids from other investment advisers.

Trust Officer/Signatory Defendants

34. Defendant Martin L. Flanagan ("Flanagan") is Vice President of the Franklin Strategic Series of Funds, including the Franklin Small-Mid Cap Growth Fund. At all relevant times hereto, Flanagan was also President of Franklin Resources; Senior Vice President and Chief Financial Officer of Franklin Mutual Advisers, LLC; Executive Vice President, Chief Financial Officer and Director, Templeton Worldwide, Inc.; Executive Vice President and Chief Operating Officer, Templeton Investment Counsel, LLC; President and Director, FAI; Executive Vice President, Franklin Investment Advisory Services, Inc. and Franklin Templeton Investor Services, LLC; Chief Financial Officer, Franklin Advisory Services, LLC; Chairman, Franklin Templeton Services, LLC; and an officer and/or director or trustee, of certain of the other subsidiaries of Franklin Resources and of 49 of the investment companies in FT Investments. On January 1, 2004, Flanagan became co-Chief Executive Officer of Franklin Resources, along with Gregory Johnson. Flanagan signed the Form N-1A registration statements and prospectuses for the Franklin Strategic Series, including the Small-Mid Cap Fund (and/or amendments thereto), as Principal Financial Officer, during 2002, 2001, 2000 and 1999.

35. As officers, directors and/or trustees of the Franklin Strategic Series Funds, including the Franklin Small-Mid Cap Growth Fund, each of the foregoing individual defendants had a duty of loyalty, candor and fair dealing to the shareholders of the respective Funds

comprising the Franklin Strategic Series, and the duty, at a minimum, to treat all shareholders equally and not permit certain preferred investors to market time the Funds, including the Franklin Small-Mid Cap Growth Fund, at the expense of Lead Plaintiff and the other members of the Class, inter alia, in order to obtain for the FT-affiliated defendants "sticky assets" parked in other FT Funds, or for additional fees, excess compensation, or other payments for services, whether for themselves or their control or affiliated persons.

Additional Officer Defendants

36. Defendant Gregory E. Johnson ("Greg Johnson"), the son of Franklin Resources Chairman Charles B. Johnson, during the relevant period, was co-President of Franklin Resources (prior to which he was Vice President of Franklin Resources), President of Templeton/Franklin Investment Services, Inc., and Chairman of Franklin Templeton Distributors, Inc., Franklin's sales organization and the distributor and principal underwriter of shares of the Franklin Strategic Series, including the Small-Mid Cap Growth Fund. Greg Johnson is an officer of many other subsidiaries of Franklin Resources and in two investment companies of FT Investments. He was appointed to serve as Co-Chief Executive Officer of Franklin Resources effective January 1, 2004. He is also the nephew of Rupert Johnson, and Franklin Resources Director, Peter Sacerdote (who is the brother-in-law of Charles B. Johnson and Rupert Johnson); and the brother of Jennifer Bolt (Senior Vice President and Chief Information Officer of Franklin Resources since May 2003, and an officer and/or director of other Franklin Resources subsidiaries since June 1994), and of Charles E. Johnson.

The Underwriter/Distributor Defendant

37. Defendant Franklin/Templeton Distributors (a/k/a "FTDI"), a New York

corporation with offices at One Franklin Parkway, San Mateo, CA, is a wholly owned subsidiary of Franklin Resources that, according to Franklin's Form 10-K for the fiscal year ended September 30, 2003, "acts as the principal underwriter and distributor of shares of most of our U.S.-registered open-end mutual funds." Franklin/Templeton Distributors is primarily in the business of selling mutual funds, is the Funds' principal distributor and, according to the Franklin Strategic Series registration statements and prospectuses throughout the Class Period, "acts as the principal underwriter in the continuous public offering of each Fund's shares," including the Small-Mid Cap Growth Fund. (See, e.g., Form N-1A Registration Statement and Prospectus for the Franklin Strategic Series filed with the SEC on or about August 29, 2002.) Franklin/Templeton Distributors has an NASD Individual Central Registration Depository ("CRD") number of 332, and is registered with the SEC and NASD.

38. Franklin/Templeton Distributors earns underwriting and distribution fees primarily by distributing the Funds pursuant to distribution agreements it has with the Funds. The sales charges and distribution and service fee structure, for various share classes of FT's U.S.-registered retail Funds, include (i) sales charges of up to 5.75% for equities on Class A shares, and 4.25% for Class A fixed-income shares, (ii) Contingent Deferred Sales Charges (CDSC) of up to 4% for Class B shares, (iii) Rule 12b-1 fees (described below) of between 0.35% for Class A shares and 1.00% for Class B and C equity shares, and up to 0.65% on Class B and C fixed-income shares.

39. FTDI, as distributor, also pays certain fees or commissions in certain circumstances to broker/dealers, including Franklin Templeton affiliates. Such fees and commissions include (i) dealer commissions of up to 5.00% at time of sale on equities and up to

4.00% on fixed income shares, (ii) and Rule 12b-1 fees of between 0.25% on Class A equity shares and 1.00% for Class B and C shares, and up to 0.65% on Class B and C fixed income shares. These 12b-1 fees depend on the amount of assets under management. For example, (i) with respect to Class B equity shares, FTDI receives a 12b-1 fee equal to 0.75% and pays 0.25% to the broker/dealer on the daily average assets in the account, (ii) with respect to Class B fixed-income shares, FTDI receives a fee equal to 0.50% and pays 0.15% to the broker/dealer on the daily average assets in the account, (iii) with respect to Class C equities, FTDI retains a fee equal to 0.75% and pays 0.25% to the broker/dealer on the average assets in the account for the first 12 months following the sale, after which the full 12b-1 fee is paid to the broker/dealer, and (iv) with respect to Class C fixed-income shares, FTDI retains a fee equal to 0.50% and pays 0.15% to the broker/dealer on the assets in the account for the first 12 months following the sale, after which it is paid to the broker/dealer. (2003 Form 10-K.)

40. FTDI, as underwriter/distributor, is paid for its services pursuant to Distribution Agreements and Distributions Plans executed between FTDI and the Registrant/Issuer of a particular Fund, on behalf of such Fund. FTDI also enters into Dealer Agreements governing its relationship and payment structure with respect to dealers.

41. FTDI, as underwriter, receives underwriting commissions in connection with its continuous offering of the Funds' shares. During fiscal years 1999-2003 (ended April 30), FDTI received the following underwriting commissions from the offering of the Small-Mid Cap Growth Fund alone: for fiscal year 2003, $3,181,330 (retaining $368,628 after allowances to dealers, and gaining from redemptions and repurchases an additional $131,905); for fiscal year 2002, $4,864,221 (retaining $550,763 after allowances to dealers, and gaining from redemptions

and repurchases an additional $228,771); for fiscal year 2001, $8,678,476 (retaining $939,178 after allowances to dealers, and gaining from redemptions and repurchases an additional $332,450); for fiscal year 2000, $17,085,408 (retaining $1,949,930 after allowances to dealers, and gaining from redemptions and repurchases an additional $319,296); and for fiscal year 1999, $15,233,910 (retaining $1,589,079 after allowances to dealers, and gaining from redemptions and repurchases an additional $828,220).

Hedge Fund Related Defendants

42. Defendant Daniel G. Calugar ("Calugar") is an individual with his primary place of business located at 3960 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada 89109. At all times relevant hereto, Calugar was the 95% owner and President of Security Brokerage, Inc. (defined below). Calugar and Security Brokerage, Inc. were the subject of an SEC complaint filed on December 23, 2003. That complaint charges Calugar and Security Brokerage, Inc. with late trading, market timing and entering into "sticky asset" arrangements with mutual fund firms. Specifically, the SEC complaint alleges that Calugar made investments in the private hedge funds operated by a mutual fund company in return for the ability to market time their public mutual funds beyond what the prospectus allowed for each such fund. The claims in the SEC's complaint were sustained in the District of Nevada Federal Court on or about August 9, 2004.

43. Defendant Security Brokerage, Inc. ("SBI") was an NASD registered broker-dealer with a CRD number of 45989, located at 3960 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada, 89109. SBI was a registered broker-dealer from July 1996 through November 18, 2003. On September 19, 2003, SBI filed a Form BDW with the SEC seeking to withdraw its broker-dealer registration.

44. Defendant DCIP, Limited Partnership ("DCIP"), is a limited partnership formed in accordance with the laws of the State of Nevada. The purpose of the partnership is to "engage in the business of acquiring, owning, holding, trading, disposing of and otherwise dealing with Securities." (Paragraph 2.05 of Article 2 of the Fourth Amended and Restated Limited Partnership Agreement of DCIP, Limited Partnership.) Calugar is the General Partner of DCIP. Kelley Holdings LLC is the Class A Limited Partner. Nick Calugar, Jr. is the Class B Limited Partner. Calugar is the Class C Limited Partner. MAS Trust is the Class D Limited Partner.

45. Defendant Franklin Templeton Alternative Strategies, Inc. ("Franklin Templeton Alternative Strategies" or "FTAS") (f/k/a Franklin Templeton Asset Strategies, LLC and Franklin Templeton Alternative Strategies, LLC), a Delaware corporation, with offices located at 500 E. Broward Blvd., Suite 2100 Ft. Lauderdale, FL 33394-3091, is an investment adviser subsidiary of Franklin Resources. FTAS is a registered investment adviser under the Investment Advisers Act and a registered Commodity Pool Operator under the Commodity Exchange Act, and provides investment advisory, portfolio management and administrative services to certain of Franklin Resources' investment products with mandates in alternative investments, including hedge funds. FTAS was the General Partner of the FT Hedge Fund (defined below), and the investment adviser thereto during the Class Period. Auda Adviser Associates, LLC was the Special Limited Partner, and sub-advisor thereto, and Calugar was one of its limited partners. From July 2001 to December 2003, defendant William Post was Vice President of Franklin Templeton Alternative Strategies.

46. Defendant William Post ("Post") was an employee of Franklin Resources and its affiliates from June 2000 to December 2003, during which time he held the following positions:

registered as a broker with Franklin/Templeton Distributors (June 2000 to December 2003) (CRD No. 2483880); Senior Vice President of Franklin Templeton Trust Company (September 2000 to December 2003); Vice President of Franklin Templeton Alternative Strategies (July 2001 to December 2003); President/CEO of the Northern California Region of Templeton/Franklin Investment Services, Inc. (March 2002 to December 2003); Officer of High Net Worth Investment Management, Fiduciary Trust Company International (a Franklin subsidiary) (January 2003 to December 2003) and President/CEO Northern Region, Fiduciary Trust International of California (July 2001 to December 2003). According to documents filed with the NASD, Post was placed on administrative leave on December 15, 2003 "because of questions concerning the completeness of his cooperation in an internal investigation regarding market timing," and resigned as Vice Chairman, Fiduciary Trust International of California, a subsidiary of Franklin Resources, on December 25, 2003.

Aiders and Abettors of the FT-Affiliated Defendants' Breaches of Fiduciary Duty

47. The following defendants are alleged to have aided and abetted the FT-affiliated defendants' breaches of fiduciary duty, at the expense of the FT Funds' public shareholders, and for their own profit, as set forth herein.

Market Timing Defendants

48. In addition to Calugar, SBI and DCIP, the following defendants, among others, engaged in the wrongful market timing of FT Funds, with the knowledge or acquiescence of the FT-affiliated defendants, and aided and abetted the FT-affiliated defendants' breaches of the fiduciary duties of care, candor and loyalty to FT Fund shareholders by, among other things, entering into the transactions with the FT Funds that caused the FT-affiliated defendants to

violate the terms of the prospectuses in order to generate fees and other benefits for themselves, at the expense of FT Fund investors.

49. Defendant Edward J. Stern ("Stern"), the Managing Principal of defendants Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd. (referred to collectively herein as "Canary"), was a knowing participant in the wrongful conduct alleged herein. Defendants Canary Capital Partners, LLC and Canary Investment LLC are New Jersey limited liability companies that maintain their corporate headquarters at 400 Plaza Drive, Secaucus, New Jersey. Defendant Canary Capital Partners, Ltd., is a Bermuda limited liability company. During the Class Period, Canary timed FT Funds, including the Franklin Small-Mid Cap Growth Fund (FRSGX), Templeton Pacific Growth Fund (FKPGX), and Franklin Real Estate Securities Fund (FREEX), at the expense of ordinary investors in FT Funds to the detriment of Lead Plaintiff and the Class and to the benefit of the FT-affiliated defendants.

50. Defendant Prudential Securities, Inc. ("Prudential") was, prior to July 1, 2003, a wholly-owned broker-dealer subsidiary of Prudential Financial, Inc. On July 1, 2003, its ownership was transferred to Wachovia Securities, LLC, a joint venture subsidiary of Wachovia Corporation and Prudential Financial, Inc. During the Class Period, preferred clients of Prudential, with Prudential's substantial assistance, engaged in substantial market timing of FT Funds, as set forth below, to the detriment of Lead Plaintiff and the Class, but to the benefit of the FT-affiliated defendants who reaped additional fees, for example, from the added assets in the Funds due to the substantial market timing through, and with the assistance of, Prudential. Prudential is sued as a Market Timing Defendant and as a Clearing Defendant as described

below.

51. Defendant Headstart Advisers Ltd. ("Headstart") is a hedge fund based in the United Kingdom, and was a client of Prudential since at least July 1999. Defendant Chronos Asset Management ("Chronos"), is a hedge fund based in Cambridge, Massachusetts, and was a client of Prudential since at least January 2000. Defendant Pentagon Asset Management ("Pentagon") is a hedge fund based in the United Kingdom, and was a client of Prudential since at least March 2000. Defendant Ritchie Capital Management, Inc. ("Ritchie") is a hedge fund based in Geneva, Illinois, and was a client of Prudential since at least December 2000. Defendant Jemmco Advisers ("Jemmco") is a hedge fund based in New York, and was a client of Prudential since at least April 2002. Defendant Global Analytical Capital ("Global"), based in Salem, Massachusetts, acted as an investment adviser for hedge funds based in the Netherlands Antilles, and was a client of Prudential since at least May 1998. Defendants Headstart, Chronos, Pentagon, Ritchie, Jemmco and Global each engaged in a substantial amount of market timing of FT Funds, through Prudential, as set forth below, to the detriment of Lead Plaintiff and the Class.

52. Market timer John Does 1-100 are additional Market Timing Defendants whose identities have yet to be ascertained. Lead Plaintiff will seek to amend this Complaint to state the true names and capacities of said defendants when they have been ascertained.

53. Defendants Calugar, SBI, DCIP, Prudential, Stern, Canary, Headstart, Chronos, Pentagon, Ritchie, Jemmco and Global, and the market timers named as John Does 1-100, are sometimes hereinafter referred to collectively as the "Market Timing Defendants."

The Clearing Defendants

54. Defendant Bear Stearns Securities Corporation, a Delaware corporation with its

principal business address at One Metrotech Center North, Brooklyn, NY 11201, is a registered broker-dealer that cleared the securities transactions of its affiliate, defendant Bear Stearns & Co. Inc. and its customers during the Class Period. Bear Stearns & Co. Inc., a Delaware corporation with its principal business address at 383 Madison Avenue, New York, NY 10179, is also a registered broker-dealer. Defendants Bear Stearns Securities Corporation and Bear Stearns & Co. Inc. are referred to collectively herein as "Bear Stearns."

55. Defendants Bear Stearns and Clearing Defendant John Does 1-10, and Prudential (hereinafter, the "Clearing Defendants") participated in and enabled the fraudulent scheme and breaches of fiduciary duties alleged herein by knowingly or recklessly allowing market timers to engage in timing and/or late trading via their clearing platforms. Clearing is the procedure by which an organization acts as a middleman for parties in stock, bond or mutual fund transactions. The clearing divisions of the Clearing Defendants are utilized by hundreds of smaller brokerages – known as "correspondents." For example, at all relevant times, defendant Kaplan (defined below) was a correspondent of defendant Bear Stearns.

56. The active participation in and facilitation of market timing and/or late trading by financial institutions acting as clearing platforms for market timing and/or late trading was central to the success of the fraudulent scheme and breaches of fiduciary duties alleged herein. The Clearing Defendants serviced both brokers who specialized in timing (including brokers from within the ranks of the Clearing Defendants, who often earned as much as $15 million a year in commissions from timing activities alone) and timers directly.

57. The Clearing Defendants recklessly and/or knowingly disregarded the excessive mutual fund trades being transacted through their trading systems, or "platforms," by the market

timers and substantially assisted and participated in such excessive trading. Moreover, the Clearing Defendants specifically engineered trading strategies that catered exclusively to timers and late traders. For instance, Prudential developed a "shotgun" system that allowed a market timer to scatter trades across various mutual funds to enable the timers to successfully execute larger and more frequent trades by hedging against the risk that "capacity" would be taken before they placed their orders, were they to have placed their order in only one or a few fund families. Other Clearing Defendants, such as Bear Stearns, actually installed special equipment for timers and their brokers to allow them to execute market timing and late trading transactions at their whim, while the Clearing Defendants captured the resulting fees and commissions.

Broker Defendants John Does 1-25

58. Plaintiff's counsel's investigation based upon, inter alia, confidential witnesses who had direct knowledge and familiarity with market timing within the mutual fund industry generally, and specifically as it pertained to Franklin Templeton, revealed that certain broker-dealers acted as intermediaries to shop market timing "capacity" (described below) at mutual fund companies, including Franklin Templeton. These broker-dealers acted as middlemen to bring together market timers desirous of market timing capacity, and mutual fund companies, including FT, who would provide it, and accept such timers. These broker-dealers profited substantially from their role as intermediaries, as the Franklin-affiliated defendants would pay them commissions and fees, including a portion of Rule 12b-1 fees, in return for bringing the market timer's assets into the FT Funds, and the market timers would pay them as well, frequently as a percentage of the market timing capacity the broker-dealers obtained from FT for the timers. The true names and capacities of these broker-dealers (who, along with defendant

Kaplan, are collectively referred to as the "Broker Defendants"), sued herein as Broker Defendant John Does 1-25, who were active participants with the FT-affiliated defendants and/or their employees in the widespread wrongful conduct alleged herein, have yet to be ascertained. Lead Plaintiff will seek to amend this Complaint to state the true names and capacities of said defendants when they have been ascertained.

59. Defendant Kaplan & Company Securities, Inc. ("Kaplan") is a registered broker-dealer based in Boca Raton, Florida. Kaplan, which as noted, is a correspondent for Bear Stearns, and is located in the Bear Stearns building in Boca Raton, is also implicated in N.Y. Attorney General Eliot Spitzer's investigation and complaint against defendant Canary as facilitating Canary's improper trading during the relevant period. According to a witness directly familiar with market timing in the mutual fund industry in general and FT in particular, Kaplan participated in and enabled the wrongdoing described herein by, among other things, facilitating various market timers' frequent, short-term trading of FT Funds. In fact, a written agreement that defendant Canary had with Kaplan states Kaplan was to act as broker and defendant Bear Stearns was to act as the clearing firm for market timing trades involving Canary and Kaplan. The agreement, appended as an exhibit to the New York State Attorney General's complaint in *State of New York v. Canary Capital Partners, LLC, et al.,* states: "Kaplan & Co. will function as the broker in regards to arranging, on a best-efforts basis, market-timing agreements with Bear Stearns and/or Mutual-Fund companies."

CERTAIN RELEVANT NON-PARTIES

60. Frank H. Abbott, III ("Abbott"), S. Joseph Fortunato ("Fortunato"), Edith E. Holiday ("Holiday"), and Frank W.T. Lahaye ("Lahaye"), have, at all relevant times hereto, been

Trustees of the Franklin Strategic Series Funds, including the Franklin Small-Mid Cap Growth Fund. According to the September 1, 2003 Franklin Strategic Series Form N-1A and Prospectus, Abbott is a Trustee for a total of 113 FT Funds, Fortunato is a Trustee for a total of 141 FT Funds, Holiday is a Trustee for 90 FT Funds, and Lahaye is a Trustee for 113 FT Funds.

61. According to the September 1, 2003 Franklin Strategic Series Form N-1A and Prospectus, "The Trust pays noninterested board members $2,025 for each of the Trust's eight regularly scheduled meetings plus $1,350 per meeting attended. Board members who serve on the Audit Committee of the Trust and other funds in Franklin Templeton Investments receive a flat fee of $2,000 per committee meeting attended, a portion of which is allocated to the Trust." According to the same document, Abbott earned $20,019 for fiscal 2003 in connection sitting on the Board of the Franklin Strategic Series Trust and/or attending meetings of said Board, and a total of $164,214 for calendar year 2002 serving as a director or trustee of other Funds in the FT complex; Fortunato earned $20,524 for fiscal 2003 from sitting on the Franklin Strategic Series Trust Board and/or attending meetings of said Board, and a total of $372,941 for calendar year 2002 serving as a director or trustee of other FT Funds; Holiday earned $27,150 for fiscal 2003 from sitting on the Franklin Strategic Series Trust Board and/or attending meetings of said Board, and a total of $273,635 for calendar year 2002 serving as a director or trustee of other FT Funds; and LaHaye earned $20,019 for fiscal 2003 from sitting on the Franklin Strategic Series Trust Board and/or attending meetings of said Board, and a total of $164,214 for calendar year 2002 serving as a director or trustee of other FT Funds.

62. Harmon E. Burns ("Burns") has, at all relevant times hereto, been a Trustee and Vice President of the Franklin Strategic Series Funds, including the Franklin Small-Mid Cap

Growth Fund. Burns also holds these positions for a total of 31 Franklin-Templeton Funds. According to the September 1, 2003 Franklin Strategic Series Form N-1A and Prospectus, Burns is Vice Chairman and a Member of the Office of the Chairman of Franklin Resources, and, during the relevant period, was Executive Vice President and director of the Company. Burns is also Vice President and Director, Franklin Templeton Distributors; Executive Vice President, FAI; Director, Franklin Investment Advisory Services, Inc.; and an officer and/or director or trustee, of certain of the other subsidiaries of Franklin Resources and of 49 of the investment companies in FT Investments. Burns, as Trustee, signed the Form N-1A registration statements and prospectuses for the Funds in the Franklin Strategic Series, including the Small-Mid Cap Fund (and/or amendments thereto).

63. David P. Goss ("Goss") has been Vice President of the Franklin Strategic Series Funds, including the Franklin Small-Mid Cap Growth Fund, since 2000. According to the September 1, 2003 Franklin Strategic Series Form N-1A and Prospectus, Goss is Associate General Counsel, Franklin Resources; an officer and director of one of the subsidiaries of Franklin Resources; an officer of 51 of the investment companies in FT Investments; and formerly President, Chief Executive Officer and Director of the Franklin Select Realty Trust (until 2000). Goss signed the Franklin Strategic Series Form N-1A registration statements and prospectuses during 2003, 2002, 2001 and 2000.

64. Kimberley H. Monasterio ("Monasterio") was Treasurer of the Franklin Strategic Series Funds, including the Franklin Small-Mid Cap Growth Fund, since 2000, and Chief Financial Officer thereof since 2002. Monasterio was also Senior Vice President, Franklin Templeton Services, LLC (the principal Administrator for FT Funds); and officer of 51 of the

investment companies in FT Investments. Monasterio signed the Franklin Strategic Series Form N-1A registration statements and prospectuses, as Chief Financial Officer and/or Principal Accounting Officer, during 2003, 2002, 2001 and 2000.

65. Charles E. ("Chuck") Johnson, was, during the relevant period until his leave of absence beginning in October 2002, co-President of Franklin Resources, and a member of the Board of Directors thereof since 1993, and in charge of portfolio management and international operations for Franklin Resources. Chuck Johnson was formerly Senior Vice President of Franklin Resources, and, prior to his leave of absence, an officer and/or director of many other Company subsidiaries, and an officer and/or director or trustee in 33 investment companies of FT Investments. Chuck Johnson is the eldest son of Franklin Chairman Charles B. Johnson; the brother of Greg Johnson, and Franklin Resources Senior Vice President and Chief Information Officer, Jennifer Bolt; and nephew of Rupert Johnson and Franklin Resources Director, Peter Sacerdote.

66. Edward B. Jamieson ("Jamieson") has been Vice President of the Franklin Strategic Series Funds, including the Franklin Small-Mid Cap Growth Fund, since 2000, and has been the lead Portfolio Manager of the Franklin Small-Mid Cap Growth Fund since 1992. According to the September 1, 2003 Franklin Strategic Series Form N-1A and Prospectus, Jamieson is also Executive Vice President and Portfolio Manager, FAI; an officer of other subsidiaries of Franklin Resources; and an officer and trustee of five of the investment companies in FT Investments.

67. Franklin Templeton Strategic Growth Fund, L.P. ("FT Hedge Fund"), is a Delaware limited partnership that sold limited partnership units to qualified purchasers in a

non-public offering. Defendant Franklin Templeton Alternative Strategies is the General Partner of the FT Hedge Fund; Auda Adviser Associates, LLC is the Special Limited Partner of the FT Hedge Fund, and defendant Calugar was one of the limited partners in the FT Hedge Fund. The purpose of the FT Hedge Fund was to "invest and trade in securities and other financial instruments and assets for or incidental to investment purposes through direct investment, investment in limited partnerships and other entities and retention of investment managers." (Paragraph 1.03 of Article 1 of the Limited Partnership Agreement of Franklin Templeton Strategic Growth Fund, L.P.) The FT Hedge Fund was a fund of hedge funds with each of the underlying hedge funds requiring a minimum investment of $1 million. Calugar's $10 million investment in the FT Hedge Fund comprised 80% of such Fund's total assets at the time it was made.

FACTUAL BACKGROUND

Market Timing Practices

Background Information and the Forward-Pricing Rule

68. The domination of FT Funds by the Investment Advisers, along with the inherent conflicts of interest described herein, have led to the wrongful market timing practices complained of herein. These practices have provided a means for the FT Funds complex, including parent company Franklin Resources, to increase deposits in the FT Funds dramatically by permitting short-term traders to engage in conduct prohibited by the terms of many Fund prospectuses, and highly detrimental to other investors in the Funds. Since FAI, as investment adviser, Franklin/Templeton Distributors, and FT administrators are paid a fee as a percentage of the value of the assets under management, the increased deposits resulting from market timing

has served to increase their fees, and the revenues to Franklin Resources, substantially.

69. Market timing opportunities stem from inefficiencies in the manner in which shares of individual mutual funds are priced. Shares of open-end mutual funds, including FT Funds, are priced daily, based on the Funds' NAV at the time of the valuation. Unlike equity or debt securities that are valued and traded on stock exchanges, open-end mutual funds continuously issue new shares as new investments are received, and redeem shares as investors withdraw assets. The value of these shares is calculated at 4:00 p.m. each day (the close of trading on the New York Stock Exchange), by determining the NAV of the fund (the value of assets less liabilities), and then dividing that amount by the number of shares outstanding. For example, if a mutual fund with 100,000 shares outstanding holds total assets with an NAV of $1 million, then it will be priced at $10 per share. Thus, an investor seeking to invest $1,000 in this fund would receive 100 newly issued shares, valued at $10 per share.

70. Since mutual fund shares, including FT Fund shares, are only priced once per day (at 4:00 p.m. New York time), the potential exists for an investor to purchase shares at a "stale" price that does not incorporate the latest information and thereby make a quick profit. For example, if an investor were able to purchase shares of an FT Fund at the NAV calculated <u>before</u> his purchase, with knowledge that the investments held within the Fund had risen in value before the next NAV calculation, he could make a risk-free profit by simply buying the shares and then selling them the next day at the new, higher NAV.

71. To prevent this arbitrage opportunity, the SEC enacted Rule 22c-1 under the Investment Company Act, which provides:

> No registered investment company issuing any redeemable security, no person designated in such issuer's prospectus as authorized to consummate transactions

> in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security <u>which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security</u> ... [Emphasis added.]

72. Under Rule 22c-1 (also known as the "forward-pricing rule"), FT Fund investors who place orders to purchase Fund shares during trading hours do not know the exact price at which their orders will be executed; instead, these orders are executed at the NAV calculated after the order is received, at the 4:00 p.m. close of trading on the New York Stock Exchange. Thus, all FT Funds' investors should have the same opportunity to digest "pre-4:00 p.m. information" before they buy or sell, and no investor should have the benefit of "post-4:00 information" prior to making an investment decision. Further, an FT Funds' investor who can avoid forward pricing and buy at the prior NAV has a significant trading advantage, since he can wait until after the market closes for significant news such as a positive earnings announcement to come out, and then buy the Fund at the old, low NAV which does not yet reflect the positive news, at essentially no risk.

<u>Subverting the Forward-Pricing Rule Through Market Timing</u>

73. The forward-pricing rule alone, however, does not eliminate the arbitrage opportunity for frequent traders in mutual funds. This is due to the fact that the NAV of the Funds, as calculated after investors purchase their shares, still might not incorporate all public information. A typical example is a U.S. mutual fund that holds Japanese shares. Due to time zone differences, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his fund to calculate an NAV at 4:00 p.m. in New York, he is relying on market information that is fourteen hours old. Any

positive market moves during the New York trading day that will likely cause the Japanese market to rise when it later opens, will not be reflected in the "stale" Japanese prices, and thus the overall fund's NAV will be artificially low.

74. "Market Timing" is the practice of trying to take advantage of this information delay in the pricing of mutual funds. Specifically, a market timer who purchases the Japanese fund described in the preceding paragraph at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

75. Market Timing opportunities are not limited to mutual funds holding foreign investments, but instead also arise in mutual funds containing illiquid securities such as high-yield bonds, or small capitalization stocks, such as the Franklin Small-Mid Cap Growth Fund. In such cases, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open to being timed. Indeed, one of the major market timers who has profited by timing funds of numerous fund families in this MDL 1586 litigation, including the Franklin Small-Mid Cap Growth Fund, and certain other FT Funds, has asserted that most funds may be timed, and it is mainly a question of degrees of arbitrage opportunities.

76. The availability of timing opportunities can become scarce, as some fund families prevent timing and the families like FT, that prosper from it, tend to seek to control timing. According to one major market timer, it is known within the investment community that market timing activity is so disruptive to a fund's management and so deleterious to a fund's investment performance that only a certain amount of market timing can be sustained over the long term

within any one mutual fund without completely undermining the performance of the mutual fund.

77. According to the same witness, allowing completely unrestricted timing would generally result in very poor fund performance and therefore typically drive away the ordinary investors whose investments in the funds were needed to bear the hefty transaction costs and other liabilities that the timing activity generated. Also, investment advisers who allow timing, understanding that the ability to time a fund is a limited and valuable commodity to a market timer, place some limits on timing that maximize the adviser's gains from the activity in light of the considerations discussed above.

78. This finite "space" within a fund that could be used for timing assets is commonly referred to as market timing "capacity," and there was fierce competition among both timers and certain intermediaries who brokered timing "capacity," to secure such capacity and profit from it.

79. As opposed to typical mutual fund investors, market timers are not concerned with the performance of the funds in which they invest and they are generally unconcerned about advisory and management fees, because they do not remain invested in the funds long enough to make money based on the funds' long-term performance or pay for management fees. Accordingly, by allowing timers into FT Funds, the FT Fund complex signaled that it was perfectly willing to cater to a species of investor – the market timer – who did not care about the performance of FT Fund managers or Fund returns and would continue to inflate the assets under management at FT. The tension between the investment objectives of ordinary FT Fund investors, the market timers, and the FT-affiliated defendants who were compensated based on transaction fees and the amount of assets under management, rather than the Funds' investment

performance (and who constitute all of the FT-affiliated defendants named herein), therefore created a serious conflict of interest within the FT Funds complex. This conflict also violated Investment Company Act §1(b)(2), which states, in pertinent part, that "the national public interest and the interest of investors are adversely affected ... when investment companies are organized, operated, [or] managed in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, ... underwriters, brokers, or dealers, special classes of their security holders, or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies' security holders."

Harm of Market Timing to Mutual Fund Investors

80. Market Timing causes significant harm to typical FT Fund investors in a variety of ways. For example, market timing causes "dilution", by not only depriving non-timer FT Fund investors of gains they would otherwise realize on their investments, but also by forcing them to incur a disproportionate share of the losses on days that the NAV declines. The timer steps in at the last minute and takes part of the buy-and-hold investors' upside when the market goes up; and as a result the next day's NAV, as calculated on a per share basis, is less than it would have been had the timer not invested in the Fund. Conversely, if the timer sells shares on days that market prices are falling below the calculated NAV, the arbitrage has the effect of making the next day's NAV, as calculated on a per share basis, lower than it would otherwise have been, thus magnifying the losses that are experienced by other investors in the fund.

81. The harm to FT Fund investors from market timing extends beyond dilution. For example, market timing requires frequent trading of mutual fund shares with significant amounts

of cash which, in turn dramatically increases transaction costs, such as commissions, on the long-term investors that eat away at returns. Trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market which impose costs on the Funds' long term investors.

82. Market Timing also harms other Fund investors by forcing Fund managers to invest heavily in highly liquid, short-term investments that carry a lower rate of return than other securities, to ensure their ability to redeem shares sold by market timers. Fund managers are therefore forced to enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the ostensible, publicly stated investment strategy of their funds, and incurring further transaction costs. Such action also rendered misleading FT's representations – such as in the Franklin Small-Mid Cap Growth Fund prospectus – that the Fund managers may increase their positions in cash or cash equivalents "in a temporary defensive manner" "[w]hen the manager believes market or economic conditions are unfavorable for investors," or "while looking for suitable investment opportunities or to maintain liquidity."

83. In general, experts estimate that mutual fund investors, including FT Fund shareholders, have lost billions of dollars annually as a result of market timing. Indeed, one recent study estimated that U.S. mutual funds lose $4-$5 billion per year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf.; Money, October 2003, "The Great Fund Rip-Off" at p. 52. University of South Carolina law professor John Freeman has similarly estimated that market timing trades may have drained more than $5 billion a year

from long-term fund shareholders.

Purported Efforts of Mutual Fund Complexes to Prevent Market Timing

84. The FT-affiliated defendants were aware of the harm caused by market timing to their Funds as early as 1998, and as a manifestation thereof, the various registration statements and prospectuses covering the FT Funds, including the Small-Mid Cap Growth Fund, expressly recognized the negative effect market timing has on long term mutual fund investors and contained assurances that misled investors into believing that the investment advisers took steps to protect investors against the negative affect of market timing.

85. The registration statements and prospectuses at issue purported to both prohibit market timing and lessen substantially the ability to profit from market timing activity, by the following: (i) limiting the number of exchanges investors are permitted to make in and out of the fund over the course of a specific period; (ii) imposing significant redemption fees for exchanges made in close time proximity; and (iii) reserving the right to disallow any proposed transaction found not to be in the best interest of fund investors as a whole. The following is typical of the representations made in various FT Fund prospectuses:

> The Fund may restrict or refuse purchases or exchanges by Market Timers. You may be considered a Market Timer if you (1) requested an exchange out of any of the funds within two weeks of an earlier exchange request of any fund, or (2) exchanged shares out of the funds more than twice within a rolling 90 day period, or (3) otherwise seem to follow a market timing pattern that may adversely affect the funds. Market Timers who redeem or exchange their shares of the Fund within 90 days of purchase <u>will be assessed a fee of 2% of redemption proceeds</u>. [Emphasis added.]

Other language typically found in FT Fund prospectuses states:

> The Flex Cap Fund and Small-Mid Cap Fund do not allow investments by Market Timers and may restrict or refuse purchases or exchanges by a shareholder who fails to comply with the restrictions set forth below. You may be considered a

> Market Timer if you have (i) requested an exchange or redemption out of any of the Franklin Templeton funds within two weeks of an earlier purchase or exchange request out of any fund, or (ii) exchanged or redeemed shares out of any of the Franklin Templeton funds more than twice within a rolling 90 day period. Accounts under common ownership or control with an account that is covered by (i) or (ii) also are subject to these limits.
>
> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by the Fund, its manager or shareholder services agent, will be issued a written notice of their status and the Fund's policies. Identified Market Timers will be required to register with the market timing desk of Franklin Templeton Investor Services, LLC, and to place all purchase, exchange and redemption trade requests through the desk. Identified Market Timers who redeem or exchange their shares of the Small Cap Fund II or Small-Mid Cap Fund within 90 days of purchase <u>will be assessed a fee of 2% of redemption proceeds</u>. [Emphasis added.]

<u>Active Participation of the FT-Affiliated Defendants in Market Timing</u>

86. In reality, the FT-affiliated defendants not only failed to discourage market timing, but in many instances were aware of, and actively encouraged and facilitated, or entered into negotiated agreements, to permit timing activity, to the detriment of other FT Fund investors. During at least 1999 to 2003, FT-affiliated defendants directly, or through brokers and other middlemen, entered into secret agreements with various hedge funds or other preferred investors, allowing them to time many different FT Funds, and acquiesced in a massive amount of additional market timing in FT Funds, which they chose not to stop due to the increased revenues and profits therefrom to the FT-affiliated defendants. In the case of negotiated agreements, the FT-affiliated defendants agreed with hedge funds or their intermediaries on a predetermined amount of money to run in and out of predetermined target funds to be timed which would exempt the market timers from short-term redemption fees, or would waive those fees. In return, the market timers agreed to move money among those funds, and another "static" fund, such as a money market or similar fund, in the FT family, or "park" a large sum of money

(known as "sticky assets"), in an amount, and in a FT Fund, specified by the FT affiliate or its employees. As in at least one instance at FT, the fund where the "sticky assets" were to be parked would be an FT Fund that was new or otherwise needed a capital infusion. By keeping their money – often millions of dollars – in the FT Fund complex, the hedge funds and other market timers assured the FT-affiliated defendants that they would receive management and other fees on the amount, whether it was in one of the target Funds, or the "sticky asset" Fund. Notably, by waiving applicable early redemption fees, the FT-affiliated defendants would directly deprive the Fund of money that would have partially reimbursed the Fund for the impact of the permitted market timing. An example of such a negotiated relationship with one of the most renowned market timers, defendant Calugar, is set forth in detail below.

Unlawful Profits and Activities Stemming From Market Timing

a. Excessive Investment Advisory and Administrative Fees

87. Franklin Resources, FAI, and the other affiliated entities within the FT Fund complex, had powerful incentives to facilitate the wrongful and improper market timing activity detailed herein. As described above, the Investment Adviser, Underwriter/Distributor, and the Administrator, among other captive entities within the FT Fund complex, earned substantial advisory, underwriting, distribution, and management fees based on a percentage of the amount of net assets under management in the FT Funds, calculated on a daily basis. Thus, the large infusions of cash provided by market timers, while detrimental to other investors in the Funds themselves, were a source of large profits to the investment adviser and its affiliates by dramatically increasing the amount of assets under management and thereby increasing the dollar amount of fees payable from those assets. As detailed herein below, none of the

defendants or their affiliates ever disclosed their practice of permitting and facilitating market timing, much less the fact that they earned millions of dollars in management and advisory fees as a result of permitting this wrongful activity.

88. By facilitating market timing, the FT-affiliated entities were also able to profit substantially from the receipt of increased fees under Rule 12b-1, promulgated by the SEC under the Investment Company Act, based upon the inclusion of the timers' cash infusions in the calculation of assets under management. At times, the FT-affiliated defendants then used a portion of these 12b-1 fees to make payments to outside brokerage firms and other intermediaries, in exchange for their bringing in market timing assets to the FT Funds.

b. Profits Derived From "Sticky Assets"

89. As an additional inducement for facilitating market timing, the FT-affiliated defendants sometimes received "sticky assets" as a quid pro quo. These were typically long-term investments made not in the FT Fund in which the timing activity was permitted, but in one of FT's other financial vehicles that assured a steady flow of fees to the FT-affiliated entities, but added no value to FT's public shareholders. Often the sticky assets would be placed, and sit quietly, in low-risk money-market or government bond funds; but sometimes, as in the case of at least one instance detailed herein, they would end up in a hedge fund run by FT-affiliated entities with a higher fee structure than the typical mutual fund, generating huge fees for the investment advisers and their affiliated FT entities.

SUBSTANTIVE ALLEGATIONS OF WRONGDOING AT FRANKLIN TEMPLETON

Overview

90. During the Class Period, defendants unlawfully acted to enrich themselves and

their hedge fund clients and other favored investors at the expense of other mutual fund shareholders. As detailed herein, senior FT executives had knowledge of, and furthered, this activity and would not pass up the profits generated by courting multi-million dollar hedge fund clients, and other market timers, putting profits over their fiduciary duties to act in the best interests of FT's long-term shareholder clients. Indeed, defendant FAI was recently the subject of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, dated August 2, 2004 (the "SEC Consent Order"). Pursuant to the SEC Consent Order, defendant FAI agreed to a total payment of $50 million, consisting of disgorgement in the amount of $30 million and civil money penalties in the amount of $20 million. The findings of fact by the SEC in the SEC Consent Order against defendant FAI, a subsidiary of the Company, allege that FAI knowingly permitted market timing by third parties in the Funds occurring, at least, from 1996 up to and during 2001.

91. In addition, defendants FAI, Franklin Resources, Franklin/Templeton Distributors, and certain other FT entities are the subject of an Administrative Complaint filed by the Enforcement Section of the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth, on February 4, 2004. The Massachusetts Administrative Complaint charges FAI, Franklin Resources, Franklin/Templeton Distributors, Inc. and other FT entities with fraud in a scheme that allowed a large investor and his affiliated entities to market time tens of millions of dollars in FT Funds in exchange for a $10 million investment in a FT hedge fund, notwithstanding that such investor was well-known inside FT and mutual fund circles as a

market timer.

92. On September 20, 2004, defendants FAI and Franklin Templeton Alternative Strategies entered into the Massachusetts Consent Order with Massachusetts, settling, for an administrative fine of $5 million, only those claims in the Massachusetts Administrative Complaint, as to those defendants. The Massachusetts Consent Order states, at p.1, that, "[s]olely for the purpose of settlement, the Respondents admit to the [Massachusetts Securities] Division's Statement of Facts set out in the Offer and consent to the entry of this Order," and that on that basis, the Division was setting forth its facts and legal conclusions, as further stated in the Consent Order. (Emphasis added.)

93. While the admitted findings of fact made in connection with the regulatory proceedings were, indeed, shocking, the regulatory settlements outlined above recovered only a fraction of the total damages inflicted on FT Fund shareholders throughout the Class Period, and/or the monies and profits made from wrongful market timing activity by the FT affiliates and the market timers, at the expense of non-timer FT Fund investors. Moreover, as stated above, nearly half of the monies paid by the FT entities to the regulators were in the form of penalties which were not to be used to compensate non-timer FT Fund investors.

94. Additionally, the FT-affiliated defendants have admitted that, through FT's own internal investigation thus far, "we have identified various instances of frequent trading [in FT Funds]."

95. The wrongdoing alleged herein involves the complicity of Franklin Templeton management, whereby FT executives and mutual fund managers agreed, and in fact negotiated, to give market timers, including, but not limited to, renowned market timer Daniel G. Calugar

("Calugar"), market timing capacity to trade FT mutual funds in exchange for leaving millions of dollars in FT hedge funds on a long-term basis. This "sticky asset"/quid pro quo arrangement was never disclosed to mutual fund investors and is in direct violation of FT's prospectuses issued during the Class Period. Misleading prospectus disclosures further assured investors that FT Fund managers discouraged and worked to prevent excessive trading in mutual funds. Nevertheless, Calugar and other market timers were allowed to time FT Funds in flagrant violation of the prospectuses.

96. Thus, for example, in 2001, defendant William Post, a senior FT executive based in FT's San Mateo corporate headquarters, who, among other senior positions, was Vice President of defendant Franklin Templeton Alternative Strategies, negotiated a special market timing arrangement in direct contravention of the FT prospectuses with Calugar, a wealthy private client and known market timer, who has also been implicated in, inter alia, the Alliance Capital and MFS mutual fund scandals. The market timing capacity agreement provided that in order for the client to gain privileges to market time $45 million in FT Funds, he would be required to invest $10 million in a FT hedge fund. Specifically, management understood that the client's substantial investment in the FT hedge fund was contingent upon the client's being allowed to market time the Franklin Small-Mid Cap Growth Fund (during the Class Period, prior to September 2001, the Franklin Small-Mid Cap Growth Fund was known as the Franklin Small Cap Growth Fund, and the Small Cap Growth Fund I). In addition to permitting market timing privileges in contravention of prospectus disclosure, the arrangement further allowed the client

to circumvent FT market timing controls, utilize Fund/SERV[2] to place trades as late in the day as possible, and to avoid a 2% redemption fee. As a result, Calugar systematically transferred assets in and out of the mutual fund in exchange for parking assets in the FT Hedge Fund for at least one year.

97. By entering into this special arrangement with Calugar, Post and Franklin Templeton management put their own interests in seeking profits ahead of Fund shareholders. FAI, and certain other defendants (detailed herein), were willing to violate the Franklin Small-Mid Cap Growth Fund prospectus in order to obtain a substantial hedge fund investment. Calugar's substantial contribution was integral to the FT Hedge Fund's survival. Without Calugar's financing, it would have been a disaster for this hedge fund. However, the Company's benefits came at the expense of long-term shareholders, as detailed herein.

98. In addition to the market timing arrangements with Calugar, the SEC Consent Order found that FAI acted contrary to public disclosures and in violation of fiduciary duties when it allowed certain parties to market time Funds it advised. This misconduct falls into various categories: (i) during at least 1996-2001, FAI followed an undisclosed practice under which it approved requests to conduct market timing in a manner that conflicted with certain guidelines in the Fund prospectuses; (ii) during 1998-2000, FAI allowed a representative of a broker-dealer to market time a Fund that prohibited investments by market timers; (iii) FAI failed to disclose that over 30 identified market timers were allowed to freely market time for several months in 2000, contrary to prospectus language that indicated market timing would be

[2]Fund/SERV, a service offering of National Securities Clearing Corporation ("NSCC"), is a clearing system for the processing and settling of mutual fund trades, offering 29 processing cycles over 22 hours, giving trading partners access to a single automated trading platform.

monitored and restricted; and (iv) after certain other identified timers were told to stop their activities in September 2000, FAI gave, at least, one favored timer permission to continue to time $75 million in assets with unlimited trades for several more months.

99. The Company has also admitted, in its annual Form 10-K for the fiscal year ended September 30, 2003, filed with the SEC on or about December 22, 2003, as well as on its website, that, as a result of its internal investigation, "[t]o date, the Company has identified some instances of frequent trading in shares of certain funds by a few current or former employees in their personal 401(k) plan accounts." The Company has stated that these individuals "include one trader and one officer of the funds," and that "[t]hese two individuals have been placed on administrative leave and the officer has resigned from his positions with the funds."

The Franklin Templeton Prospectuses Prohibit Market Timing

100. Franklin Templeton is required to provide all prospective mutual fund customers with copies of mutual fund prospectuses. Such prospectuses must contain all information that a prospective investor would find relevant in making an educated decision to purchase shares of the Funds.

101. As found by the SEC in the SEC Consent Order, since at least 1996, prospectuses for FT Funds have generally contained language addressing market timing activity. The language has varied from fund to fund and over time, but the prospectuses have typically stated that a shareholder who engages in more than two round-trips (a purchase into a fund followed by sale out of the fund) in a calendar quarter "will be" considered a market timer, or "may be" considered a market timer. Prospectuses have also indicated that shareholders who buy or sell in amounts equal to at least $5 million, or more than 1% of the fund's net assets, "may be" or "will

be" considered market timers. As the SEC found, "although language has varied, the prospectuses have created a clear impression that market timing in FT funds was discouraged and would be closely monitored and restricted with reference to the round-trip and transaction amount limitations stated in the prospectuses." SEC Consent Order, ¶6.

102. The prospectuses for the Small Cap Fund (subsequently known during the Class Period as the Small Cap Fund I, and the Small-Mid Cap Fund), were contained during the Class Period within the registration statement and prospectus for defendant Franklin Strategic Series, the trust which acted as the registrant for a series of funds, including the Franklin Small Cap Fund (FRSGX).

103. The June 28, 1999 prospectus on registration statement Form N1-A for the FRSGX Fund contains the following language specifically prohibiting market timing in said Fund:

> MARKET TIMERS The Aggressive Growth Fund, Blue Chip Fund, Large Cap Fund and MidCap Fund may restrict or refuse exchanges by market timers. If accepted, each exchange by a market timer will be charged $5 by Franklin/Templeton Investor Services, Inc., the fund's transfer agent. The California Fund and Small Cap Fund **do not allow investments by market timers**. You **will be** considered a market timer if you have (i) **requested an exchange out of the fund within two weeks of an earlier exchange request**, or (ii) exchanged shares out of the fund more than **twice in a calendar quarter**, or (iii) exchanged shares equal to at least $5 million, or more than 1% of the fund's net assets, or (iv) otherwise seem to follow a timing pattern. Shares under common ownership or control are combined for these limits. [Emphasis added.]

Manifesting that the FT-affiliated defendants knew well that the frequent trading of market timers harms other Fund shareholders, the 1999 prospectus underscored: "Frequent exchanges can interfere with fund management or operations and drive up costs for all shareholders. To protect shareholders, there are limits on the number and amount of exchanges you may make," and referring the reader to the above-cited prohibitions on market timers.

104. The September 2000 prospectus for the Franklin Small Cap Fund I (FRSGX), the successor to the Franklin Small Cap Fund, contains the following language with regard to market timers:

> MARKET TIMERS The Aggressive Growth Fund, Large Cap Fund and Small Cap Fund II may restrict or refuse purchases or exchanges by Market Timers. The California Fund and Small Cap Fund I **do not allow** investments by Market Timers. You may be considered a Market Timer if you have (i) **requested an exchange out of any of the Franklin Templeton funds within two weeks of an earlier exchange request out of any fund**, or (ii) exchanged shares out of the Franklin Templeton funds more than **twice within a rolling 90 day period**, or (iii) otherwise seem to follow a market timing pattern that may adversely affect the funds. Accounts under common ownership or control with an account that is covered by (i), (ii) or (iii) are also subject to these limits. [Emphasis added.]

105. Thus, to the reader of the September 2000 prospectus, FT was making unequivocally clear, as it had in the June 1999 prospectus, that it specifically and categorically did not allow market timers in the Small Cap Fund I. As found in the Massachusetts Consent Order, "[t]he FRSGX prospectus stated that it did not allow investments by Market Timers." Id., ¶ 31. As in the 1999 prospectus, the 2000 prospectus proceeded to warn investors that they may be deemed "market timers" (and thus barred from the Small Cap Fund I) if they traded as infrequently as two exchanges out of any of the FT Funds within two weeks of any earlier exchange request out of any Fund, or exchange shares out of FT Funds more than twice within a rolling 90 day period (in 1999, within a calendar quarter), and added in 2000 that shareholders may be deemed market timers even if they did not fall within these criteria if they nevertheless "seem to follow a market timing pattern that may adversely affect the funds." The clear message conveyed therein to investors was that market timing was strictly forbidden, and that FT would apply an "in terrorem" definition of market timing – harsher perhaps even than the conventional

understanding of market timing as rapid in-and-out trading – to bar market timers from the specified Funds, including the Small Cap Fund I.

106. However, in reality, and unbeknownst to the investing public, FT was aware of, and had allowed, market timing activity in its Funds up to, and including, 2000. For this reason, FT altered the language of its 2000 prospectus, slightly, imperceptibly to the average investor. While to the reader of the 2000 prospectus, the language prohibiting market timing appears clear and in terrorem as set forth above, FT tweaked the wording of the 2000 prospectus to state that "You ***may*** be considered a Market Timer if you have" requested an exchange out of any FT Funds within two weeks of an earlier exchange request out of any Fund, or exchanged shares out of FT Funds more than twice within a rolling 90 day period. This reflects the FT-affiliated defendants' knowledge that the Funds were experiencing increasing market timing activity, and the alteration in prospectus language was a calculated attempt to create for themselves room to argue that FT management had some discretion whether to deem a trader a "market timer" or not if regulators caught market timing activity occurring in the Funds. However, this minuscule difference in language could only be observed, if at all, by comparing the 2000 prospectus language with the 1999 prospectus language. A reasonable shareholder acquiring FRSGX shares pursuant to the 2000 prospectus (or a subsequent prospectus), of course, could not be expected, and would have no reason, to locate and scour a copy of the 1999 prospectus to discern any possible difference in such vague linguistic gymnastics, especially where the new language still clearly prohibited market timing in FRSGX Fund shares.

107. The September 2001 prospectus for the Franklin Small Mid-Cap Growth Fund (FRSGX), the successor to the Franklin Small Cap Fund I, contains the following language with

regard to market timers:

> MARKET TIMERS The Aggressive Growth Fund, Large Cap Fund and Small Cap Fund II may restrict or refuse purchases or exchanges by Market Timers. The California Fund and **Small-Mid-Cap [Growth] Fund do not allow** investments by Market Timers. You may be considered a Market Timer if you have (i) **requested an exchange out of any of the Franklin Templeton funds within two weeks of an earlier exchange request out of any fund**, or (ii) exchanged shares out of the Franklin Templeton funds more than **twice within a rolling 90 day period**, or (iii) otherwise seem to follow a market timing pattern that may adversely affect the funds. Accounts under common ownership or control with an account that is covered by (i), (ii) or (iii) are also subject to these limits.
>
> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by the Fund, its managers or shareholder services agent, will be issued a written notice of their status and the Fund's policies. Identified Market Timers who redeem or exchange their shares of the Fund within 90 days of purchase **will be assessed a fee** of 2% of redemption proceeds. This redemption fee does not apply to 401(k) participant accounts, accounts not held individually through Franklin Templeton Investor Services, LLC, and funds under the automatic dividend reinvestment program and the systematic withdrawal program. Some funds do not allow investments by Market Timers. [Emphasis added.]

108. The relevant language in the 2001 prospectus, which is substantially similar to the language of the 2000 prospectus, also contains the added language that any identified market timers <u>will be</u> assessed a 2% fee of redemption proceeds, further apparently adding teeth to the prohibition on market timing, which, in any event, was absolute as to the FRSGX Fund. As found in the Massachusetts Consent Order, "[t]he FRSGX prospectus stated that market timing trades would be assessed a 2% short term trading fee." <u>Id.</u>, ¶ 32.

109. In addition to the foregoing language pertaining to market timers, both the September 2000 and September 2001 prospectuses contain the following language with respect to excessive trading:

> Because **excessive trading can hurt fund performance, operations, and**

shareholders, the Funds reserve the right to revise or terminate the exchange privilege, limit the amount or number of exchanges, reject any exchange, or restrict or refuse purchases if (i) a Fund or its manager believes the Fund would be harmed or unable to invest effectively, or (ii) a Fund receives or anticipates simultaneous orders that may significantly affect the Fund. [Emphasis added.]

110. The September 2002 prospectus for the Small-Mid Cap Growth Fund (FRSGX) contains the following language regarding market timers:

> MARKET TIMERS The Aggressive Growth Fund, Large Cap Fund and Small Cap Fund II may restrict or refuse purchases or exchanges by Market Timers. The Flex Cap Fund and **Small-Mid Cap Fund do not allow investments by Market Timers** and may restrict or refuse purchases or exchanges by a shareholder who fails to comply with the restrictions set forth below. You may be considered a Market Timer if you have (i) **requested an exchange or redemption out of any of the Franklin Templeton funds within two weeks of an earlier purchase or exchange request out of any fund**, or (ii) exchanged or redeemed shares out of any of the Franklin Templeton funds more than **twice within a rolling 90 day period**. Accounts under common ownership or control with an account that is covered by (i) or (ii) also are subject to these limits.
>
> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by the Fund, its manager or shareholder services agent, will be issued a written notice of their status and the Fund's policies. Identified Market Timers will be required to register with the market timing desk of Franklin Templeton Investor Services, LLC, and to place all purchase, exchange and redemption trade requests through the desk. Identified Market Timers who redeem or exchange their shares of the Small Cap Fund II or **Small-Mid Cap Fund** within 90 days of purchase **will be assessed** a fee of 2% of redemption proceeds. This redemption fee does not apply to 401(k) participant accounts, accounts not held individually through Franklin Templeton Investor Services, LLC, and funds under the automatic dividend reinvestment program and the systematic withdrawal program. [Emphasis added.]

111. The language regarding market timing in the 2002 prospectus is similar to that in the 2001 prospectus, except that the 2002 prospectus eliminated the clause stating that FT may also consider traders to be a market timers if they "otherwise seem to follow a market timing pattern that may adversely affect the fund," and added language underscoring that FT "may restrict <u>or</u> refuse purchases or exchanges by a shareholder who fails to comply with the

restrictions set forth below." (Emphasis added.) In either case, the 2002 prospectus' prohibition on market timing in the Small-Mid Cap Fund remained absolute: "The Flex Cap Fund and **Small-Mid Cap Fund do not allow investments by Market Timers**...." The language added thereafter, "... and may restrict or refuse purchases or exchanges by a shareholder who fails to comply with the restrictions set forth below," only serves to reinforce, for illustrative purposes, what actions FT could be expected to take to enforce this absolute prohibition, and to underscore that FT considered even trading amounting to requested exchanges or redemptions out of any of the FT Funds within two weeks of an earlier purchase or exchange request out of any Fund, or exchanges or redemptions out of any FT Funds more than twice within a rolling 90 day period, to be timing activity which investors were forewarned would be subject to active enforcement and adverse consequences. Here again, while the language in the 2002 prospectus, if anything, appeared to have greater teeth to the average investor than in prior years, the FT-affiliated defendants, conscious of increasing market timing activity it was permitting in its Funds, slightly altered nuances in the language in order potentially to create for themselves room to argue that they had some discretion as to when to prohibit market timing if regulators caught market timing activity occurring in FT Funds, while in fact the prohibition, at a minimum as to the FRSGX Fund, remained absolute, and clearly was portrayed that way to the investing public.

112. The 2002 prospectus also stated that identified market timers would be required to register with FT's market timing desk, operated by Franklin's transfer agent subsidiary, Franklin Templeton Investor Services, LLC, and place all trades through that desk, and that redemption fees would be imposed on identified market timers violating the prospectus.

113. The 2002 prospectus for FRSGX contained virtually the identical language

regarding the fact that "excessive trading" was policed because it "can hurt fund performance, operations, and shareholders, " as the language contained in the prospectuses for 2000 and 2001, set forth above.

114. The September 2003 prospectus for the Small-Mid Cap Growth Fund (FRSGX) contains the following language regarding market timers:

> MARKET TIMERS The Aggressive Growth Fund and Small Cap Fund II may restrict or refuse purchases or exchanges by Market Timers. The Flex Cap Fund and **Small-Mid Cap Fund do not allow investments by Market Timers** and may restrict or refuse purchases or exchanges by a shareholder who fails to comply with the restrictions set forth below. You may be considered a Market Timer if you have (i) **requested an exchange or redemption out of any of the Franklin Templeton funds within two weeks of an earlier purchase or exchange request out of any fund**, or (ii) exchanged or redeemed shares out of any of the Franklin Templeton funds more than **twice within a rolling 90 day period**. Accounts under common ownership or control with an account that is covered by (i) or (ii) also are subject to these limits.
>
> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by the Fund, its manager or shareholder services agent, will be issued a written notice of their status and the Fund's policies. Identified Market Timers will be required to register with the market timing desk of Franklin Templeton Investor Services, LLC, and to place all purchase, exchange and redemption trade requests through the desk. Identified Market Timers who redeem or exchange their shares of the Small Cap Fund II or Small-Mid Cap Fund within 90 days of purchase **will be assessed a fee** of 2% of redemption proceeds. This redemption fee does not apply to 401(k) participant accounts, accounts not held individually through Franklin Templeton Investor Services, LLC, and funds under the automatic dividend reinvestment program and the systematic withdrawal program. [Emphasis added.]

115. The language in the 2003 prospectus with respect to market timers is substantially similar to that in the 2002 prospectus.

116. The 2003 prospectus for FRSGX contained virtually the identical language regarding the fact that "excessive trading" was policed because it "can hurt fund performance, operations, and shareholders, " as the language contained in the prospectuses for 2000, 2001, and

2002, and substantially similar to the prospectus for 1999, set forth above.

117. Thus, from the foregoing, it is evident that the language of the Fund prospectuses clearly indicates that investors cannot make more than two (2) exchanges per quarter (or 90 day rolling period) without being considered a market timer by the FT Fund complex. In addition, the language of the prospectuses indicates that defendants were aware of the harm that "excessive trading" can cause and would take steps to curb any such activity. Furthermore, certain Funds, including FRSGX, clearly would prohibit market timers altogether.

118. In addition, as referenced in the Franklin Strategic Series registration statements and prospectuses during the Class Period, "Each Fund, its manager and principal underwriter have each adopted a code of ethics, as required by federal securities laws.... The code of ethics is on file with, and available from, the Securities and Exchange Commission (SEC)." That Code of Ethics, which was in effect during the Class Period, and was expressly incorporated by reference and attached to, the registration statements and prospectuses during the Class Period, in pertinent part states:

> CODE OF ETHICS
>
> Franklin Resources, Inc. and all of its subsidiaries, and the funds in the Franklin Templeton Group of Funds (the "Funds") (collectively, "Franklin Templeton Investments") will follow this Code of Ethics (the "Code") and Policy Statement on Insider Trading (the "Insider Trading Policy"), including any supplemental memoranda. Additionally, the subsidiaries listed in Appendix C of this Code, together with Franklin Resources, Inc., the Funds, the Fund's investment advisers and principal underwriter, have adopted the Code and Insider Trading Policy.
>
> PART 1 - STATEMENT OF PRINCIPLES
>
> Franklin Templeton Investments' policy is that **the interests of shareholders and clients are paramount and come before the interests of any director, officer or employee of Franklin Templeton Investments**.

See, e.g., September 1, 2003 Franklin Strategic Series Form N-1A and Prospectus, Part C, Item 23(n), & Ex.-99(p)(i) (emphasis added).

119. However, as exemplified below, numerous favored investors were permitted to engage in such prohibited transactions without penalty, including FT's own employees, among them a trader and an officer of the Funds, as well as a number of other third parties, including at least one wealthy private client who was given an agreement allowing him to make such transactions without penalty in exchange for a significant hedge fund investment in violation of the FT Code of Ethics set forth in the relevant prospectuses and registration statements.

Franklin Templeton Followed an Undisclosed Practice Under Which it Allowed Market Timers to Trade in a Manner That Conflicted with the Fund Prospectuses

120. During at least 1996-2001, Franklin Templeton entertained requests to conduct market timing trading under a standard different from that expressed in the prospectuses. At times, parties would seek advance approval to conduct market timing in FT Funds. Such requests were forwarded to FT portfolio managers. Although, as set forth above, the prospectuses contained numerical guidelines regarding the frequency and dollar amounts of timing trades that would be allowed by the Funds, the SEC found in its Consent Order that:

> Franklin [FAI] actually decided whether to grant the requests based solely on whether the portfolio managers thought the proposed trading would be disruptive to the fund involved. Contrary to what the public would have understood from reading the FT prospectuses, the prospectus guidelines were irrelevant to Franklin's decisions. Franklin approved timing agreements inconsistent with the prospectus guidelines. None of the FT prospectuses disclosed this practice nor did Franklin disclose the practice to the fund boards or to fund shareholders. Franklin earned fees on the assets used in the timing it permitted under its undisclosed practice. [Id. at ¶ 7.]

121. While FAI was following the aforementioned practice, it participated in annual reviews of the prospectuses, which were incorporated in registration statements filed by the

registered investment companies that operated FT Funds. During the reviews, FAI could suggest changes in the prospectus language, yet Franklin never caused the language to be changed to reflect its undisclosed practice.

During July 1998 Through September 2000, Franklin Templeton <u>Permitted Timing in at Least One Fund That Firmly Prohibited It</u>

122. The SEC found in its Consent Order that, "[d]uring July 1998 through September 2000, Franklin allowed undisclosed market timing in a fund that flatly prohibited investments by market timers."

123. Specifically, the SEC found that, in July 1998, a representative of a broker-dealer sought permission to trade frequently on behalf of two clients in an FT Fund. The representative's clients were partnerships that often engaged in market timing.

124. The SEC Consent Order states that:

> Consistent with Franklin's practice, the representative's request was forwarded to the Franklin portfolio manager for the mutual fund. Without consulting the fund's prospectus, the portfolio manager concluded that allowing the representative to make up to five round-trip trades per quarter of $5 million each in the fund would not be disruptive, and Franklin then approved the representative's request. At that time, the prospectus for the fund stated in general terms that the fund did not allow "investments by market timers." Six weeks later, the prospectus language was changed to make clear that any shareholder who made more than two round-trip exchanges per calendar quarter would be considered a market timer and prohibited from trading in the fund. After this change, the broker-dealer representative continued to trade actively and profitably under his arrangement until approximately September 2000, when FT as a whole made efforts to stop most identified market timers. [<u>Id.</u>, ¶ 11.]

Franklin Templeton Failed to Disclose That Identified <u>Timers Were Allowed to Freely Time FT Funds During 2000</u>

125. In the SEC Consent Order, the SEC found that, while, starting in late 1999 and continuing through September 2000, FT generally made efforts to better detect unauthorized

market timing activity in its Funds, nonetheless, "[f]or several months during this period, identified timers were allowed to continue their timing activities largely without limitation. Franklin failed to disclose that it was allowing certain timers to trade in a manner inconsistent with prospectus language." Id., ¶ 12.

126. The SEC Consent Order states that, in late 1999, FT staff began to collect information on the activities of unauthorized market timers. The SEC found that, "[b]y early 2000, staff of FT's broker-dealer and transfer agent subsidiaries had identified 36 representatives of third-party broker-dealers, investment advisers, and customers as 'repeat offenders' who had market timed FT funds without permission, including funds advised by [FAI]. By April 2000, the staff estimated that about $1 billion in unauthorized timing money was held in FT funds. Because each timer moved money in and out of funds repeatedly, the $1 billion produced many billions of dollars in timing trades, in the aggregate." Id., ¶ 13.

127. According to the SEC's findings, in April 2000, Franklin Resources' broker-dealer subsidiary (FTDI) approved a plan to study market timing as part of a long-term plan to combat it. During the study period, the 36 timers were allowed to continue their timing activities as they had before, but with certain limitations: (i) most of the timers were asked to place their trades through the FT market timing desk operated by Franklin Resources' transfer agent subsidiary; (ii) the timers were asked not to put any new timing money into FT Funds; and (iii) the timers could not time Funds with prospectuses that flatly prohibited market timing. Also, if a portfolio manager happened to notice and object to timing activity in his or her Fund, the market timing desk would attempt to limit the activity. The plan was ostensibly to study the timers' activities during the period required for the Funds to adopt and implement revised prospectus

language that would enable FT to more effectively restrict and/or control timing at a later date. However, as the SEC found, "notwithstanding the revision of the prospectus language, FT could have immediately begun rejecting the identified timers' trades and thereby decreased their activity."

128. Moreover, as set forth below, the true purpose of the FT "market timing desk" was not to stop market timing, but to control it. The market timing desk, acting on instructions from FT senior officers, followed the FT policy of maximizing assets under management and accompanying profits for FT from allowing market timing, while minimizing potential lost opportunities for FT from uncontrolled market timing. Whether permitted market timing harmed FT's public investors was secondary to whether FT affiliates could profit from such trading without risking regulatory detection or injuring Fund performance to such a degree that the fees to FT were adversely impacted.

129. According to the SEC's findings in its Consent Order, "A senior executive of the broker-dealer subsidiary told a Franklin officer that he did not favor allowing the 36 timers to continue timing freely and instead wanted to do whatever was possible to combat the timers immediately. The Franklin officer disagreed and overruled him." Id., ¶ 15.

130. FAI did not disclose that the identified timers were being allowed to continue their timing. The SEC Consent Order concludes that, "Fund prospectuses, which gave investors the impression that timing in FT funds would be closely monitored and restricted, were thereby rendered misleading during the period of the free timing."

131. In September 2000, the free timing period ended, and the staff of the FT market timing desk informed the identified timers that they could no longer time the FT Funds and

ostensibly imposed stop codes on accounts or on trades by certain registered representatives to prevent timing. During the free timing period, the 36 identified timers conducted extensive and profitable trading in FT Funds all to the detriment of Fund shareholders. At or around this time, the FT Funds also implemented revised prospectus language. However, thereafter, as set forth below, market timing of FT Funds was not only permitted to continue and acquiesced in, but expressly sought and negotiated, by FT.

Even After September 2000, Franklin Allowed Market Timing to Continue

132. Although the FT market timing desk ostensibly cut off a number of the identified timers in September 2000, the SEC found that "Franklin [FAI] gave permission for an investment management firm ("the IMF") to continue to market time through the end of the year. In an undisclosed arrangement, Franklin had been allowing the IMF to time two tax-free bond funds for several years." SEC Consent Order, ¶18.

133. According to the SEC's findings, the IMF's market timing trading began in approximately 1996. The IMF's founder was an acquaintance of a senior executive of FT. The senior executive asked an FAI officer to introduce the IMF's founder to the portfolio managers for FT's bond funds. After the FAI officer did so, the IMF founder received approval from FAI to make frequent trades in two of the bond funds. SEC Consent Order, ¶ 19.

134. The IMF initially traded only $7 million in timing assets in and out of the two bond Funds. By January 1998, however, the IMF's timing money in the Funds had increased to at least $185 million. A supervisor in Franklin's municipal bond department ("the bond fund supervisor") wrote an e-mail complaining that the magnitude of the IMF's trading was disrupting the management of the Funds. The bond fund supervisor proposed reducing the size of the

timing assets and/or limiting the number of exchanges. He complained that having to keep the IMF's timing money in short-term securities rather than the Funds' long-term bonds was making it more difficult to maintain the Funds' dividends. SEC Consent Order, ¶ 20. He pointed out that the IMF's trading had exceeded activity levels set forth in market timing guidelines in the prospectuses for the Funds. The SEC stated that, in March 1998, one of the bond funds temporarily experienced inadequate cash as a by-product of processing adjustments that had to be made on the IMF's trades. Id.

135. In response to the bond fund supervisor's complaints, an FAI officer suggested allowing the IMF to make 10 round-trips (a purchase into a Fund followed by sale out of the Fund) per year with $140 million in timing assets. In July 1998, after a series of e-mail exchanges, the bond fund supervisor said that he could "live with" the IMF's money being reduced to $50 million in one fund and $25 million in the other fund, with no limit on the frequency or size of round-trips. SEC Consent Order, ¶ 21. Franklin approved this arrangement, giving the IMF six months to reduce the timing assets to the agreed levels. The assets were not reduced to those levels until the end of the six-month grace period. Thus, from the time when the bond fund supervisor first complained about the excessive and problematic trading in early 1998 until the end of that year, the IMF was permitted to trade in excess of levels the bond fund supervisor was comfortable with. Id.

136. The SEC Consent Order states that "[t]he IMF continued to time the two bond funds throughout 1999 and 2000. In particular, when the free timing period ended in September 2000, Franklin permitted the IMF to continue timing until the end of the year. The trading privileges granted to the IMF were never disclosed...." SEC Consent Order, ¶ 22. The Consent

Order notes that, "[d]uring 1997-2000, the IMF traded extensively and profitably in the two bond funds." Id.

Background to the Post/Calugar Agreement

137. In early 2001, William Post and other FT senior management executives were responsible for structuring an array of new FT hedge funds. Outside financing was essential to getting the hedge funds off the ground and new investors, such as DCIP, were actively sought after by Post and others. As alleged above, Post held many senior positions within FT, including Vice President of defendant Franklin Alternative Strategies ("FTAS"), formerly known as, inter alia, Franklin Templeton Asset Strategies.

138. Since at least March, 2001, FT senior management courted an investment from Calugar's limited partnership, DCIP. In an internal memorandum summarizing a meeting of the Franklin Templeton Asset Strategies group (later known as Franklin Templeton Alternative Strategies) dated March 18, 2001 involving Maria DeLucchi-Kahale ("Kahale") (AML (Anti-Money Laundering) Compliance Officer for the San Mateo Office during the relevant time period), Post, Roberta Kameda, Harry G. ("Toby") Mumford, Jr. (Senior Managing Director Alternative Investments Distribution, Franklin Templeton Alternative Strategies, during the relevant time period), Mary Sherlock, Bruce Rosenberg, Shawn Wells, and Lavanya Shahani, Kahale writes that she will be responsible for sending DCIP a "PPM" or Private Placement Memorandum for the FT Hedge Fund.

139. On April 6, 2001, Calugar opened a $30 million profit sharing 401(k) account under the name of his broker-dealer, Security Brokerage, Inc. Many FT employees, including, but not limited to, Tom Johnson ("T. Johnson") (who worked in sales for FTDI during the

relevant time period), Peter Jones ("Jones") (President of FTDI during the relevant time period), Philip Bensen ("Bensen") (Senior Vice President and National Sales Manager of FTDI during the relevant time period), Murray Cleaner (Vice President of Franklin for Institutional Sales, and who worked for FTDI and Franklin/Templeton Investment Services during the relevant time period), and Post were aware of the account, and were also aware that Calugar was a known market timer.

140. A February 5, 2004 Boston Globe article reporting on the Massachusetts Administrative Complaint states that FAI struck an arrangement that permitted Calugar to conduct market timing "even though Calugar was well-known inside Franklin and mutual fund circles as a market timer." Indeed, in the "Answer to Administrative Complaint," filed on February 17, 2004, by certain Franklin entities (including Franklin Resources, FAI and Franklin/Templeton Distributors, and broker-dealer subsidiary Templeton Franklin Investment Services, Inc.) in response to the Massachusetts Administrative Complaint, these defendants state that "Franklin's records show that, in or about December 2000, Calugar's brokerage firm, Security Brokerage, Inc. ('SBI'), opened several accounts at Franklin. By mid-June 2001, Franklin's market-timing 'police' had coded SBI as a market timer and effectively barred Calugar and SBI from investing in Franklin mutual funds."

141. In fact, FT executives knew well before June 2001 that Calugar was a renown market timer. T. Johnson stated in an internal e-mail dated April 20, 2001: "The client [SBI/Calugar] is a b/d that is a timer. My buddy at MFS informed me the other day that Security Brokerage dumped $11 million of timing money. They are new to us and MFS. Per Shannon's internal, they have permission to time." The e-mail further stated that FT had accepted the plan

and that Calugar had agreed to the two (2) round trips a quarter allowed by the prospectus. Further, in the Massachusetts Consent Order, made based on the admissions of the Respondents, FAI and FTAS, Massachusetts found that, "[c]ertain senior Franklin employees were aware that Calugar was a known market timer." (Massachusetts Consent Order, ¶ 21.)

142. As the sole participant in the aforementioned profit sharing 401(k) plan, Calugar specifically sought to direct his market timing efforts through this type of plan in order to avoid detection and fees.

143. Jones expressed concern with this arrangement in an internal e-mail, stating, "I feel uncomfortable with this plan. How are we monitoring? Did we pay 1% or straight NAV? What funds are being used?" FT did not pay 1% upfront, but 12b-1 fees were to begin immediately. Toby Mumford wrote back in an internal e-mail that, "[t]he 12b1 payment structure will not generate a loss to FT as most likely a finders fee would. I wonder if taking this type of business sends the wrong message into the world that Tom Johnson is trying to control. What costs do we incur for the conversion and would we loose [sic] money if we converted and then had to ask the account to leave after 6 mos."

144. T. Johnson further stated, in a June 4, 2001 e-mail, that "my main concern is regarding the finder's fees and timing. Since we are not paying a prepaid and we can monitor for compliance I'm fine. **My thoughts though are that it doesn't pass the smell test**." (Emphasis added.) Notably, the foregoing exchange of e-mails illustrates that the focus of the FT-affiliated entities and their employees was to control and/or monitor market timing, but not to prohibit it.

145. Nonetheless, Jones flatly responded, "**Based on everything I've heard, lets pass...we do not want timing money**." (Emphasis added.) Indeed, the FT-affiliated

Respondents to the Massachusetts Administrative Complaint acknowledge in their Answer thereto that "Post subsequently informed [defendant] Greg Johnson that Peter Jones did not want to allow Calugar to trade because of his past trading activity." Answer to MAC, p. 3.

146. Despite these clear concerns, FT and Post ultimately could not pass up Calugar as a lucrative hedge fund client and in return allowed Calugar to violate the prospectus by market timing FT Funds.

147. As T. Johnson points out in an e-mail dated August 9, 2001: "I learned from Maria Delucchi-Kahale of Bill Post's area that the client **we are going to allow to time** is Dan Calugar of Security Brokerage in Las Vegas. The same gentleman that was to be sole participant in the below plan (SBI Profit Sharing Plan) and previously timed us through his own b/d." (Emphasis added.)

148. After the $30 million profit sharing account was established for Calugar, on August 13, 2001, Post made a hedge fund pitch presentation on behalf of FTAS to Calugar/DCIP in Las Vegas, complete with a detailed slide presentation. See also Massachusetts Consent Order, ¶ 20 (noting the August 13, 2001 FT presentation to Calugar/DCIP).

149. On August 15, 2001, T. Johnson sent an e-mail to Kahale regarding the procedure for processing SBI's "timing" account. In it he states that the SBI trades should be "entered as a wrap – straight NAV with no prepay and no CDSC [Conditional Deferred Sales Charge]. Also by prospectus, we don't allow prepaid commissions on timing accounts."

150. On August 28, 2001, Benson responded to Jones' June 4, 2001 e-mail where Jones states that he would "pass" on Calugar's "timing money":

> Interesting development: We heard from the rep that this client somehow [sic] got in touch with Chuck Johnson. While we don't know what was discussed

> completely, **Chuck agreed to accept this clients money in various [sic] funds and a hedge fund**. [Emphasis added.]

The "Chuck Johnson" referred to in this e-mail is Charles E. Johnson, who, during the Class Period, was co-President of Franklin Resources and member of the Board of Directors and in charge of portfolio management and international operations during the Class Period, and the eldest son of Franklin Resources Chairman (and Chairman of the Board of the Franklin Strategic Series Funds, including the Small-Mid Cap Growth Fund), defendant Charles B. Johnson, and who, according to published reports, took a leave of absence from the firm in October 2002. Said e-mail confirms that this high level executive personally approved the deal, overriding T. Johnson and Jones.

The "Sticky Asset" Agreement Between Post and Calugar

151. On August 14, 2001, Calugar thanked Post via e-mail for the August 13, 2001 presentation regarding the Franklin hedge funds. In addition, Calugar summarized the discussions between himself and Post. He wrote:

> I want to confirm that, pursuant to our discussions, we intend to place the following new purchases in Franklin Templeton Hedge funds and Franklin Templeton Mutual funds:
>
> DCIP, LP (DCIP) will purchase $10 million in the Franklin Templeton Strategic Growth Fund, LP effective September 1. We will wire the funds for this investment on August 20. During the balance of 2001, Security Brokerage, Inc. (SBI) will make purchases of up to $45 million in the Franklin Strategic Small Cap Growth Fund (FRSGX).
>
> **These positions will be invested using a market timing approach we discussed** and as described below. All positions will be held in the name of Security Brokerage, Inc. and will be registered as Network Level 3 positions and exchanged through NSCC Fund/SERV. I will e-mail the account number for the mutual fund position as soon as the account is set up.
>
> The aggregate number of round trip exchanges between the Small Cap Growth

Fund and the Franklin Money fund made by the market timing model will not exceed four per month. **I recognize that market timing is a privilege and not a right**, and should Franklin Templeton at any future time elect to terminate our exchange privilege for this account (or assess exchange fees on the account), we will promptly cease all exchange activity. **As we discussed, should that decision be made, we would appreciate your exercising discretion to permit DCIP the option to redeem its hedge fund position.**

My intent is that DCIP will keep the hedge fund positions for at least as long as Security Brokerage is permitted to have the timing allocation in Franklin Templeton mutual funds.

I very much appreciate the privilege of making these investments, and the work that you have done to make this possible. [Emphasis added.]

152. The agreement, as set forth in the foregoing August 14, 2001 e-mail, states that an investment of $10 million would be made in the FT Hedge Fund. In return Calugar would be permitted to invest $45 million in market timing money through his broker-dealer, SBI.

153. As stated in the August 14, 2001 e-mail, and as found in the Massachusetts Consent Order (at ¶ 33), the market timing agreement granted the following three privileges to SBI/Calugar:

1. Ability to use Fund/SERV to place the market timing trades;
2. Ability to make four (4) exchanges or round trips per month;
3. Waiver of the 2% redemption fee for any market timing trades.

154. Calugar sought to process his trades though the use of Fund/SERV to place trades as late in the day as possible even though it was FT's policy that known market timers were required to register and place trades through the market timing desk so market timing could be controlled by the desk.

155. Unlike the prior arrangement that limited Calugar to two (2) round trips a quarter in the profit sharing plan, this new arrangement violated the prospectus disclosure by allowing

four (4) round trips per month in a Fund that prohibited market timing outright, as found by the Massachusetts Consent Order, ¶ 35.

156. As the Massachusetts Consent Order further specifically found, "[t]his arrangement was contrary to prospectus disclosure by waiving a 2% redemption fee that would normally be asserted on Calugar's market timing trades in FRSGX," and "Calugar was a known market timer who should not have been permitted to trade in FRSGX in excess of the number of exchanges permitted by the prospectus." Id., ¶¶ 36-37.

157. Calugar understood that timing capacity was available at Franklin Templeton, as at certain other mutual fund families, as long as a timer "played the game": one could market time as long as the FT-affiliated defendants believed the market timing activity was within their control, and would increase assets under management and otherwise bring FT profits, without the risks of detection, or other disadvantages outweighing the financial benefits to FT associated with the timing. Calugar and other savvy timers did not wish to let FT believe their trading was out of control and potentially at odds with FT's financial interests, and thus Calugar was careful to placate FT personnel and make them feel FT would be in control of his timing.

158. On August 14, 2001, Calugar on behalf of his limited partnership, DCIP, signed the subscription agreement for the FT Hedge Fund.

159. Calugar communicated his intentions to market time FT Funds to Post and other Franklin employees, including Fund managers. Indeed, Calugar wrote Post an e-mail on August 17, 2001 stating:

> I would like to give Ed Jamieson a call and make sure that he feels comfortable with the timing investment that we plan to make in the Franklin Small Cap Fund. I know that you have discussed this issue with both Ed and Greg Johnson, but I think it would be helpful for me to make a personal call to the fund manager to

> give him the chance to ask any questions he might have and make sure that we are all on the same page. **I have done this in several other mutual funds in which we are invested in both hedge fund and mutual fund products**, and I think it has been productive in creating a stronger relationship. I corresponded with Ed by mail and e-mail earlier this year but I have not spoken to him directly about the arrangement we hope to pursue with Franklin Templeton. [Emphasis added.]

Ed Jamieson was the portfolio manager of FRSGX during the relevant time period. Greg Johnson was the President of Templeton Franklin Investment Services, Inc., another Franklin Resources broker-dealer and investment adviser subsidiary, during the relevant time period, and Chairman of Franklin Templeton Distributors, Franklin Resources' principal sales and underwriting organization, and is now Franklin Resources' co-chief executive officer. As noted, Greg Johnson is also the son of defendant Charles B. Johnson and brother of Chuck Johnson.

160. FT's website acknowledges that Greg Johnson specifically "discussed Calugar's proposed investment with the Company executive to whom Franklin's market-timing 'police' reported" (Franklin's Answer indicates this was Peter Jones (at pp. 3, 6)), and that after this discussion such executive "stated no objection to the proposed investment." http://www.franklintempleton.com/retail/jsp_cm/home/ws_faqs_regulators.jsp. In its Answer, FT notes the two reasons Greg Johnson gave in seeking to persuade Jones to permit Calugar's market timing activity, namely, "Johnson pointed out that Calugar was being open about his intended trading, seeking Franklin's permission on the front end," and "Johnson also told Jones that Franklin could monitor Calugar's trading and, if he exceeded the agreed upon exchange limits, he would be cut off." Answer to MAC, p. 3. Once again, this reflected FT's policy and practice with regard to market timing, which was that FT did not seek to prohibit or even discourage it, in accordance with the best interests of the shareholders in FT Funds, but merely to control it, so that FT could maximize its own profit from the activity and avoid detection by

regulators.

161. In another, August 23, 2001, e-mail to Post, Calugar specifically seeks assurances regarding his need to make four (4) exchanges per month and points out that the FRSGX prospectus language does not permit it. Calugar states:

> Just looking at the prospectus, I don't see a solution to theses issues that would permit us to make the 4 round trip exchanges per month that we desire to place for the assets invested in Franklin Small Cap Growth. As you know, there is a one year lock up on funds invested in the Franklin Templeton Strategic Growth Fund, so **it is important to me that before we make a $10 million investment in the hedge fund, we are able to make reasonably certain that we will be able to make the Franklin Small Cap Growth Fund investment in the manner that we have presented to you.**
>
> Because of the significance of this matter, I would like to be able to discuss any proposed solution to these issues both with you and the persons on the mutual fund side who monitor and enforce the market timing rules to make sure we are all on the same page. **It seems clear to me that movement of a $45 million mutual fund position will not go unnoticed**, and I want to determine, before making the investment, what the response from the market timing reviewers will be. [Emphasis added.]

162. Clearly Calugar was adept at making these types of deals, having made the same arrangements with other mutual fund companies such as MFS and Alliance. Equally clear is that he was not going to make the investment in the FT Hedge Fund without a quid pro quo: the ability to make at least four (4) exchanges per month in FRSGX. And that the parties knew that the four exchanges per month were well outside what was stated in the FRSGX prospectus.

163. On August 29, 2001, an e-mail on behalf of Post was sent to Calugar reassuring him of the terms of the agreement. The e-mail states in response to all of the statements made in Calugar's August 23, 2001 e-mail: "**Provided your trades are limited to no more than four (4) per month and you use Fund/SERV for these exchanges, the 2% fee will not be assessed.**" (Emphasis added.) The e-mail further states:

We understand that your investment in our hedge funds is contingent on your ability to invest in our mutual funds. However, we reserve the right to revoke your right to make multiple monthly trades thereby subjecting you to the timing penalty. Further, in the event we revoke your right to multiple monthly trading, we would allow you to withdraw your funds from our hedge funds without penalty notwithstanding the lockup requirement.

164. On August 29, 2001, Calugar responded to the above e-mail by replying in an e-mail to Ann Guss, a Franklin Private Client Group, Inc. and FTAS administrative assistant to Post during the relevant time period, and Post, but raises two additional concerns:

I very much appreciate the letter you e-mailed me. It addresses each of the concerns that I had expressed to Bill Post.

There are two clarifications that I would like to make just to assure that there is no misunderstanding:

(1) I discussed with Mr. Post our desire to make 4 "round trip" exchanges per month. That is to say, we would not exceed more than 4 exchanges "from equity to money market" during any calendar month, and we will not make more than 4 exchanges "from money market back to equity" in any month. To make four exchanges "out of equity" with a position results in a total of eight exchanges because there must be an exchange into equity for every exchange out of equity.

(2) Each of our exchanges is a full exchange of all shares owned from equity to money market or from money market to equity. I don't think these two points are inconsistent with your letter, but if that is not the case, I would appreciate your letting me know.

165. On the same day, Guss sent an e-mail back to Calugar on behalf of Post. In it she states:

I have spoken with Bill Post regarding concerns stated below, and here is his response:

1. Four "round trip" exchanges are OK
2. Yes, we understand that exchange is a full exchange.

166. On September 6, 2001, Calugar followed the instructions per the August 29th e-mail on behalf of Post and wired the $10 million investment to the Company for investment in

the FT Hedge Fund. In an e-mail to Post the same day, he also stated, in pertinent part:

> Bill,
>
> This morning, we wired $10 million to:
>
> The Chase Manhattan Bank
> ABA # 021000021
> For Further Credit to: DDA # 323-315712
> Ref: Dan Calugar subscription
>
> If you do not see this in the account by the afternoon of September 6, please contact me at 702 699-9911 and I will refer to [sic] the matter to the wire department at Citibank.
>
> Today we intend to make a $20.3 million purchase in the Franklin Money Fund (FMFXX). Once this purchase clears we will invest it with the Franklin Small Cap Growth Fund (FRSGX). This investment will be made by Security Brokerage through NSCC Fund/SERV and will be assigned account number 5C80152507.
>
> We expect to make an additional $24.7 million mutual fund investments [sic] in FRSGX in the coming quarter. I will advise you by e-mail when any additional mutual fund investments are made.

Calugar thus became one of the FT Hedge Fund's first investors. As found in the Massachusetts Consent Order, Calugar's investment constituted 80% of the FT Hedge Fund's assets at the time it was made (id., ¶¶ 10, 25), and, even when later investors were added, his investment represented 59% of the total funds invested in the FT Hedge Fund.

167. On September 9, 2001, SBI opened an additional account with FT for the sole purpose of making prohibited market timing trades in the Franklin Small-Mid Cap Growth Fund.

168. On October 24, 2001, Calugar wrote an e-mail to Post with a copy to T. Johnson: "I plan to wire make [sic] a $25 million purchase in Franklin Money Market on Friday, October 26, for later investment in Franklin Small Cap Growth. I will advise you and Tom Johnson when we make our first exchange into equity with these funds so that you can block any commission

payment to Security Brokerage."

169. In the same e-mail, Calugar inquired about increasing his hedge fund investment in return for a corresponding increase in his market timing allocation:

> I also wanted to know whether you might be in a position to take an additional $15 million hedge fund investment with an additional $65 million invested in the Small Cap Growth Fund? That would bring my hedge fund investment to $25 million and my mutual fund investment to $110 million. I would need to get funding from Citibank to do this, and it would probably take a month or two to get the loan in place. There is no guarantee that I could get the funding from Citibank, but if the positions are available I will see what Citibank can do.

170. Post sent the above e-mail message to T. Johnson and Jones. In an e-mail string on October 29, 2001 that discusses the additional investment by Calugar, T. Johnson states that Calugar has done "three roundtrips" in FRSGX. He further states: "The moves are for 100% or approx $20 million. I should have added that they have been in the Small Mid a total of 5 days – two 2 day trips and one 1 day trip. Another $25 million was sent to the money market account last Friday, and I'll make sure there is no prepaid commission when it eventually exchanges to the Small Mid."

171. The SBI account made three (3) exchanges in approximately $20 million dollar blocks of trades. Calugar, apparently for business reasons, decided to redeem $44.6 million out of the account on November 9, 2001. He stated in an e-mail dated November 5, 2001 to Post:

> I have decided against increasing my outstanding leverage with Citibank, and in fact I have decided to repay my existing margin balance to Citibank. For this reason, today I redeemed $44.6 million out of Franklin Money Market.
>
> I intend to keep my Franklin Templeton Hedge Fund position, but I do not believe that I will be in a position to add to my Hedge Fund position in the near future. I do have, however, as a long term goal, the desire to increase my investment in your hedge fund, and to purchase back the mutual fund position, but I believe that I won't be in a position to do so for 6 months to a year.

Additional Investment Proposals

172. On April 2, 2002, Calugar sent a letter to Post regarding an additional sticky asset arrangement whereby Calugar would increase his investment in the FT Hedge Fund to $70 million and be permitted to market time $280 million in four additional Franklin Templeton mutual funds. Calugar's letter states that he "would anticipate making up to 12 round trip exchanges per calendar quarter" and he would make this mutual fund investment through a 401(k) account so that "my investment **would appear to qualify** for the exemption from the 2%" redemption fee placed on ordinary funds that exchange more than twice in a 90 day period. (Emphasis added.) The four additional FT Funds Calugar expressed an interest in timing were all international funds, in which market timers most typically sought timing capacity, namely, Templeton Foreign Fund/A (TEMFX), Templeton World/A (TEMWX), Templeton Institutional Foreign Equity/P (TFEQX), and Templeton Developing Markets/A (TEDMX).

173. On April 5, 2002, seeking to build on FT's demonstrated receptiveness to market timing trading, Calugar e-mailed Post regarding future investments and specifically outlined his trading strategy. The e-mail stated:

> It was good speaking with you last night. I am hopeful that we are able to work out the matters we discussed in a way that is beneficial to all concerned. I would like to give you an overview of how I trade international mutual fund positions so that you are in a position to accurately represent our intentions to the people you deal with.
>
> 1. As I indicated in my April 2 letter to you, my trading model will make up to 12 "round trip" exchanges per calendar quarter. All of our exchanges are 100% exchanges and all of our positions are exchanged the same way. In other words, we would at all times be either 100% "in equity funds" or 100% "in money market funds."
>
> 2. During the 24 month period from April 1, 1999 to April 1, 2002, the trading model I am using with international funds made a total of 80 "round trips". This

was an average of 10 round trips per calendar quarter. One "round trip" would consist of both an exchange from money market into the equity fund and the exchange back into money market. (We had 10 round trips in Q1 2002.) The average holding period for exchanges into equity funds was slightly over 3 days. The longest consecutive holding period for an exchange into equity was 16 days. There were 26 exchanges into equity that were followed the next market day by an exchange back into money market (a "back to back exchange").

3. We make our trading decision right at the close of the NYSE trading day. It would be my preference to clear our transactions through the NSCC Fund/SERV system. If you would like, I would be happy to promptly send an e-mail notification to you or any other designated person(s) advising of each exchange made.

If we get the go ahead from you, I will be moving $280 million from existing investments to Franklin Templeton. Because most of these investments are mutual fund positions that were purchased within the last 12 months, I will pay over $2 million in contingent deferred sales charges in order to free up these assets for investment at Franklin. Given the costs involved, I would want to be as thorough as feasible to make sure that the course of proceeding that we agree upon will be one that can continue on a long term basis.

174. In April of 2002, Post began to shop additional timing capacity in other mutual fund complexes on behalf of Calugar. Post requested new account documents on behalf of SBI/Calugar from Capital Research and Management ("CRM"), the investment adviser to the American Funds fund family.

175. On April 10, 2002, Susan Lindgren ("Lindgren"), Vice President of the Client Service Division of CRM, sent Post the new account information for Security Brokerage Profit Sharing Trust to open a 401(k) account with the American Funds fund family. Separately, on April 10, 2002, Lindgren, on behalf of Jeff Paster, an employee of Capital Guardian Trust Company, an investment adviser affiliate of CRM, sent prospectuses and a new account application for Calugar and SBI.

176. On April 23, 2002, Post sent a letter to Paster in which he outlined the investment

strategy of Calugar and SBI and asks whether the "proposed trading activities" were "acceptable to the American Funds."

177. In a memorandum dated May 13, 2002 from Calugar to Post, Calugar stated that he is "no longer interested in trying to obtain permission to make 2 round trips per quarter between your money market and equity mutual funds." However, he states that he may be interested in structuring a leveraged position in FT hedge funds. In response, Post arranged to meet Calugar on June 18, 2002.

178. On June 20, 2002, Calugar wrote to Post regarding Citibank's terms regarding loans secured by the hedge fund positions.

179. On June 26, 2002, Calugar stated in an e-mail to Post that although he believed that he could structure a loan through Citibank to make a leveraged purchase of additional interests in the FT Hedge Fund, he will not do so because the Fund has not been performing well enough to "justify the risk of making a leveraged purchase."

180. In the Summer 2002, Calugar decided to redeem his $10 million investment from the FT Hedge Fund. On August 1, 2002, Calugar wrote a letter to Post, with a copy to Kahale, requesting a redemption of "100% of DCIP, LP in the Franklin Templeton Strategic Growth Fund, LP as of September 30, 2002," and asking that the proceeds be wired to his Citibank account in San Francisco.

181. Calugar's redemption would cause the fund of hedge funds to fail without further financing since the total amount was spread between 14 individual hedge fund managers and each hedge fund required a minimum investment of $1 million and more than half the money had been invested by him.

182. Clearly, Calugar's $10 million dollar investment was integral to the survival of the hedge funds structured by Post, FTAS, FAI and the Company. In an internal FT memorandum addressed to, among others, the "Office of the President," as well as the head of FTAS and the chief investment officer of FTAS, dated August 15, 2002 and co-authored by Post, it is noted that Calugar's redemption will lower the FT Hedge Fund's asset total to $7.1 million dollars and investments in each underlying hedge fund will fall below the $1 million dollar threshold, as a result becoming a "disaster for the funds." The August 15, 2002 memorandum noted that Post had discussed the matter with Greg Johnson, and that, as a result, FTAS was asking Franklin Resources, the corporate parent, for a capital infusion of, at a minimum, $10.2 million into the FT Hedge Fund, to avert this "disaster," and that upon further investor subscriptions, FTAS would return the capital to Franklin Resources, and further pleading that the FT Hedge Fund had outperformed the S&P 500 Index by nearly 14% during "hostile market conditions," and, owing to its profitable performance, should be saved.

183. FT management was aware of, but acquiesced in, Post's business procedures for funding the FT Hedge Fund and expressed no concerns regarding such procedures until a regulatory inquiry commenced in October 2003.

184. In response to a subpoena issued by regulators, Post denied authorizing or having knowledge of the above-cited August 29, 2001 e-mail and letter sent on his behalf by Guss to Calugar described above. However, as stated in the Massachusetts Administrative Complaint, "Post's assertions that he did not authorize and had no knowledge of the response to Calugar are belied by facts that clearly show that Post was aware of the response as he was copied on the correspondence by Guss, additional e-mails indicate that Post voice mailed T. Johnson

concerning the arrangement, Guss spoke to Post about Calugar's request for further clarification and Calugar ultimately follows the wire instructions set out in the August 29th email." MAC, ¶ 71 (referencing above-cited e-mails).

185. As Massachusetts pointed out in the MAC, "[a]lthough Calugar sent Post's response letter back unopened, it is dated prior to the original correspondence taking place and in the second paragraph indicates the $10 million dollar wire is set to go forward into the FT Hedge Fund." Id., ¶ 72.

186. As indicated by his negotiations with FT, Calugar would not go forward with the hedge fund investment without a corresponding market timing allocation in FT Funds. Wiring the $10 million effectively consummated the deal.

187. Post's Uniform Termination Notice of Securities Industry Registration form ("U-5" form), required to be filed with the NASD when a brokerage firm terminates the employment of a broker, and submitted on December 23, 2003, states that he was "placed on administrative leave on 12/15/03 because of questions concerning the completeness of his cooperation in an internal investigation regarding market timing." The U-5 form listed Greg Johnson as Post's "supervisor."

188. On December 25, 2003, Post tendered his resignation as Vice Chairman, Fiduciary Trust International of California.

189. On or about December 23, 2003, the SEC filed a Complaint for Violations of the Federal Securities Laws in the District of Nevada Court, *SEC v. Daniel Calugar and Security Brokerage, Inc.*, Case No. CV-S-03-1600-RCJ-RJJ (D. Nev.). The SEC complaint contained four pages of allegations against Calugar and SBI for scheming to defraud mutual fund

shareholders through market timing and/or late trading.

190. Although the SEC complaint against Calugar did not reference Franklin Templeton by name, in its 2003 Form 10-K, filed with the SEC on or about December 22, 2003, the Company disclosed that it had been the subject of investigation by regulators for market timing and reported that:

> To date, the Company has identified some instances of frequent trading in shares of certain Funds by a few current or former employees in their personal 401(k) plan accounts. These individuals include one trader and one officer of the Funds. These two individuals have been placed on administrative leave and the officer has resigned from his positions with the Funds.

The Company indicated in addition that:

> we have identified various instances of frequent trading where we have questions about the propriety of what occurred and what responsibility, if any, the Company may bear. Pending completion of the fact-finding process, one officer of a subsidiary of the Company has been placed on administrative leave.

That officer was William Post.

191. On February 4, 2004, the Enforcement Section of the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth filed the aforementioned Administrative Complaint in the Commonwealth of Massachusetts, Docket No. E-2004-007. The Massachusetts Administrative Complaint focused on the quid pro quo market timing arrangements of FT senior management with Calugar, as set forth above.

192. Massachusetts Secretary of the Commonwealth, William F. Galvin, who headed the Massachusetts investigation, stated in a press release on February 4, 2004, "This case is another example of a mutual fund having one standard for the ordinary investor and an entirely different one for someone able to move millions and millions of dollars through it in market timing trades.... The clear language of the prospectus, on which an investor is expected to rely,

meant nothing when a high roller came to play."

193. A February 5, 2004 article in the Boston Globe reporting on an interview given by Secretary Galvin, stated, "Franklin, which has rules prohibiting market timing knew what the broker was doing, 'and they solicited him for a legal bribe, if you will'...", quoting Galvin. The February 5, 2004 Boston Globe article added that:

> Franklin faces more trouble as the Securities and Exchange Commission has determined that the San Mateo, Calif. company **had arrangements with other investors to market-time its funds, an official involved in the SEC probe said, terming it "a significant case."** [Emphasis added.]

194. Secretary Galvin, who spearheaded the investigations of Franklin as well as other mutual funds, was quoted in a February 5, 2004 article in the Boston Herald as stating that the Franklin case was the "most blatant" case of improper trading in mutual funds he had seen:

> ... Galvin charged Franklin Resources Inc. with civil fraud yesterday in what he called the 'most blatant' case of improper trading in mutual funds since he launched his high-profile industry probes last year.
>
> Galvin accused Franklin Resources of allowing a Las Vegas investor to market-time $45 million in a Franklin mutual fund in exchange for him plunking $10 million in Franklin hedge funds – hedge funds Galvin said would have collapsed without the investor's timely cash.
>
> In an interview, Galvin called the alleged quid pro quo arrangement – which he said some of the very top managers as Franklin "clearly knew" about – a "legal bribe.'
>
> They knew it was wrong," said Galvin, whose office began investigating the San Mateo, Calif.-based Franklin last year as part of his probe into alleged improper trading at a Boston office of Prudential Securities.
>
> Galvin said Franklin, whose trading activities are also being probed by Massachusetts U.S. Attorney Michael Sullivan's office, broke its fiduciary trust with investors because it specifically said in a prospectus that market-timing in its fund was not allowed.

195. A February 5, 2004 San Francisco Chronicle article noted that:

> As recently as November, Franklin executives denied allowing any market timing deals at all. "We've done our own investigations around portfolio managers to make sure we don't have any excessive trading behavior," [Greg] Johnson said in an interview with *The Chronicle*. "At this stage, we're pretty confident that we don't."

The article indicated that Greg Johnson continued to maintain that Franklin Resources refused to accept deals from investors interested in rapid trading in exchange for investing large amounts of money in other funds, insisting that "our policy is not to accept those (deals), and we're turned away lots of business." This same Greg Johnson, however, had personally supervised the approval of Calugar's $45 million quid pro quo market timing arrangement, as set forth above.

196. The wrongful market timing arrangements with Calugar by no means constituted the only market timing in FT Funds during the Class Period. Indeed, Calugar selected FT, among certain other fund families such as Alliance and MFS, after carefully determining which fund families' managers and executives were the most receptive to his improper market timing trading. In fact, as set forth above, and as already found by the SEC, FT has permitted market timing by third parties during the Class Period before its relationship with Calugar, and, as set forth herein below, has continued to permit, and be receptive to, large-scale market timing thereafter, throughout the Class Period.

197. FT Funds were also timed by other renowned market timers, including the well-publicized Canary Capital Partners LLC hedge fund. The Broker Defendants participated in and/or aided and abetted the market timing trading in FT Funds, facilitating such timing activity by acting as middlemen between the timers and the FT-affiliated defendants in bringing market timing assets to FT and its Funds. These Broker Defendants profited substantially from, inter alia, (i) fees collected from the FT-affiliated entities in return for bringing the market timing

assets to FT Funds; or (ii) collecting "wrap" or other fees from the timers, typically as a percentage of the "timing capacity" they obtained for the market timers in FT Funds.

198. In addition, the Company has further admitted that certain of its employees – including a trader and an officer of the Funds – had engaged in market timing of certain of the Funds. In the "Frequently Asked Questions" section of its website, the Company stated the following:

> **What are the findings of the Company's internal review of personal mutual fund trading activity by employees?**
> To date, the Company has identified some instances of frequent trading in shares of certain funds by a few current or former employees in their personal 401(k) plan accounts. These individuals include one trader and one officer of the funds. These two individuals have been placed on administrative leave and the officer has resigned from his positions with the funds.

199. While the Company stated that its internal investigation is incomplete, it has admitted, in its communications posted on its website, that "we have identified **various instances** of frequent trading." (Emphasis added.)

200. On August 2, 2004, the SEC Consent Order was announced and issued. Pursuant to the SEC's findings, in the SEC Consent Order, defendant FAI agreed to settle with the SEC for total payments and fines of $50 million.

201. On September 20, 2004, defendants FAI and FTAS entered into the Massachusetts Consent Order with Massachusetts, settling, for an administrative fine of $5 million, the claims in the Massachusetts Administrative Complaint, as to those defendants, pursuant to findings made by Massachusetts in the Massachusetts Consent Order.

202. The foregoing regulatory settlements recouped only a fraction of the total damages inflicted on FT Fund shareholders by the alleged wrongful market timing activity in FT

Funds throughout the Class Period, and/or the unlawful profits from such activity to FT affiliates, the market timers, the Broker Defendants, and others, at the expense of non-timer FT Fund investors, as alleged herein.

Additional Examples of the FT-Affiliated Defendants Permitting Large-Scale Market Timing in FT Funds

203. As alleged above, and as set forth in the SEC's findings in its Consent Order, in addition to specific agreements permitting certain favored investors such as Calugar to market time its Funds, the FT-affiliated defendants knew that FT Funds were being market-timed on a large scale by numerous other market timers.

204. The findings in the SEC Consent Order, for example, described (i) FAI's undisclosed practice to allow market timers to continue to time FT Funds, notwithstanding the language of the FT prospectuses, including the Prospectus for the Franklin Small-Mid Cap Growth Fund; (ii) that FAI was able to identify market timers, and how, beginning in late 1999 FAI "began to collect information on the activities of unauthorized market timers as part of an effort to better control them" (SEC Consent Order, ¶ 13; emphasis added) – as opposed to stopping such market timing activity altogether; (iii) that FAI approved plans to study and monitor market timing which it had not expressly permitted by agreement – although it continued to allow "free timing" during this period (id., ¶¶ 14-16); and (iv) that FAI had a "market timing desk" operated by FT's transfer agent subsidiary, through which certain known market timers were asked to place their trades, and which monitored market timing.

205. Accordingly, through, inter alia, the FT "market timing desk," operated by individuals experienced in observing and discerning trading patterns and the identity of the traders, and through highly sophisticated tracking equipment, the FT-affiliated defendants were

readily able to, and did, identify market timers and market timing trades. This was particularly so where such trades were made through accounts known to be affiliated with market timers, or in suspicious lots, suspicious volumes, or in Funds known to be the target of timing activity, or simply where the same account could be observed trading in and then out of a Fund within a short period of time.

206. According to one witness directly familiar with market timing in general, and in FT Funds specifically, market timing was also easily recognizable by FT Funds for, inter alia, the following reasons: (i) the frequency of trading activity (i.e., transaction volume) would generally be concentrated in Funds most typically the subject of market timing activity, such as international funds, bond funds, and small-mid cap funds (where timers sought to take advantage of time zone arbitrage, and liquidity inefficiencies, as alleged above); (ii) in addition to the fact that FT Funds' management and "market timing desk" could observe that a large percentage of the Funds' transaction volume was concentrated in Funds most likely to be timed, they could also readily observe that most of the asset flow or transaction volume in that subset of Funds was attributable to a small subset of traders (i.e., the market timers); (iii) the data concerning transaction volume or "turnover" or "churn rate" in specific FT Funds was readily accessible at FT, and FT could easily track the accounts or brokers responsible for a large percentage of the Fund's transaction volume; (iv) FT's management and "market timing desk" could easily observe which accounts or brokers are responsible for an abnormally large volume of transactions on "good market timing days," e.g., days where there were substantial time zone arbitrage opportunities, due to moves in the U.S. or overseas markets (and a corresponding market move after the time zone lag); (v) even where trades in FT Funds were done in

"omnibus" accounts, submitted by broker-dealers, that did not identify each specific account holder, FT Funds could easily have asked the broker-dealer to identify the underlying account(s) of any suspicious trading activity, where, for example, trading in "omnibus" accounts surged at suspicious times (e.g., inflection points in the market).

207. For instance, during the year 2000, the assets in the following FT Funds turned over the following amount of times: the assets in the Templeton Foreign Small Companies Fund (FINEX) turned over approximately 6.15 times, Templeton Global Small Companies Fund (TEMGX) turned over 4.80 times, Templeton Global Opportunities Fund (TEGOX) turned over 3.70 times; Templeton Developing Markets Fund (TEDMX) turned over 1.75 times; Franklin Short-Intermediate U.S. Government Fund (FRGVX) turned over 1.77 times, Templeton Foreign Fund (TEMFX) turned over 1.42 times, Templeton World Funds (TEMWX) turned over 1.09 times, Franklin Convertible Securities Fund (FISCX) turned over 1.06 times, and Franklin Small Cap Growth Fund (FRSGX) turned over .070 times.

208. Such abnormally high turnover rates, as exemplified above, are strongly indicative of timing activity and should have been flagged by FT's market timing desk. Moreover, notably, the highest turnover rates in FT Funds were consistently in international funds, bond funds, or small-to-mid cap funds, precisely the types of funds known by mutual fund industry insiders to be most typically the subject of market timing activity. In light of such data, the FT-affiliated defendants knew or should have known of the improper trading in FT Funds detailed herein but recklessly disregarded such warning signs.

209. According to a witness directly familiar with market timing in the mutual fund industry, FT Funds were specifically known for being identified as being easy to profitably time

by market timers, particularly into 2000, and were therefore in high demand. FT Funds were also especially attractive because FT had a large number of international funds, especially susceptible to timing. The function of FT's established "market timing desk" was to control, rather than stop, market timing, and promote, and then leverage, competition for timing capacity in FT Funds by both controlling capacity by excluding certain timers and selling the right to time FT Funds through preferred channels to preferred timers.

Rampant Timing Through Third Party Brokers – E.g., Prudential

210. A further example of the wide-scale timing of FT Funds is provided in recent allegations in an SEC complaint filed in the District of Massachusetts against five former brokers, Martin J. Druffner ("Druffner"), Justin F. Fricken ("Fricken"), Skifter Ajro ("Ajro"), John S. Peffer ("Peffer"), and Marc J. Bilotti ("Bilotti"), and one branch manager, Robert Shannon ("Shannon"), of the Boston branch office of Prudential Securities Incorporated ("Prudential"), in connection with their market timing trades in dozens of mutual funds (the "*SEC v. Druffner* Complaint") (Druffner, Fricken, Ajro, Peffer, Bilotti and Shannon are collectively referred to herein as the "Prudential Brokers"). The SEC filed an initial complaint against the Prudential Brokers on November 4, 2003, and an amended complaint against them on July 14, 2004.

211. In its amended complaint, the SEC alleges that, from at least January 2001 through September 2003, the Prudential Brokers placed thousands of market timing trades worth more than $1.3 billion for seven hedge funds in the funds of more than fifty mutual fund companies. These seven hedge funds (the "Seven Hedge Funds") were clients in either Druffner's or Peffer's group of brokers (the "Druffner Group" was comprised of Druffner,

Fricken and Ajro, and the "Peffer Group" was comprised of Peffer and Bilotti). Hedge fund Headstart Advisers Ltd. ("Headstart"), based in the United Kingdom, opened its first account with Druffner in July 1999; Chronos Asset Management ("Chronos"), based in Cambridge, Massachusetts, opened its first account with Druffner in January 2000; Pentagon Asset Management ("Pentagon"), based in the United Kingdom, opened its first account with Druffner in March 2000; Ritchie Capital ("Ritchie"), based in Illinois, opened its first account with Druffner in December 2000; and Jemmco Advisers ("Jemmco"), based in New York, opened its first account with Druffner in April 2002. The Peffer Group had two principal clients. The first, Global Analytical Capital ("Global"), based in Salem, Massachusetts, opened its first account with Peffer in May 1998. Global acted as an investment adviser for hedge funds based in the Netherlands Antilles. The second, Summa Capital ("Summa"), also based in Salem, Massachusetts, opened its first accounts with Peffer in February 2003. Summa acted as an investment adviser for a hedge fund based in the Cayman Islands.

212. According to the SEC's amended complaint, the second-highest dollar amount of mutual fund shares purchased in connection with the market timing scheme of the Prudential Brokers was in Franklin Templeton Funds – over $87 million ($87,333,379), behind only AIM/Invesco.

213. The *SEC v. Druffner* Complaint alleges that the Prudential Brokers knew that the mutual fund companies monitored and attempted to control excessive trading in their funds. To evade this attempted control, the Prudential Brokers disguised their identities by establishing numerous broker identification numbers (known at Prudential as "FA [financial advisor] numbers") and sought to disguise their customers'/clients' identities by opening approximately

two hundred customer accounts under various names for the Seven Hedge Funds seeking timing capacity in more than 52 mutual fund companies. Id. at ¶¶ 2, 17, 32. The brokers processed their clients' trades through dozens of customer accounts, using fictitious names and multiple FA numbers.

214. According to the *SEC v. Druffner* Complaint, in spite of the brokers' attempts to disguise their trades, due to, inter alia, the sheer volumes and frequency of the brokers' trades, the mutual fund companies, including the Franklin Templeton entities, were able to identify many account and FA numbers which were engaging in market timing. Indeed, according to the SEC's amended complaint, during the January 2001 and September 2003 time frame, the mutual fund companies often issued letters and e-mails to defendant Prudential imposing blocks on these brokers' market timing activities.

215. Although the SEC notes, in an exhibit to the *SEC v. Druffner* Complaint, that FT sent some 50 letters and e-mails to Prudential indicating that it was restricting trading, and that "[i]n most" such instances, FT imposed a 2% redemption fee if the account owner redeemed or exchanged fund shares within ninety days of purchase, notably (i) this confirms that FT was highly aware of the market timing activity, and (ii) the fact that it imposed a redemption fee in "most" of the instances wherein it ultimately decided to send an e-mail or warning letter (a) only means that FT imposed a redemption fee in more than half (e.g., as low as 50.01%) of the cases where it sent such correspondence, and (b) does not take into account how many times the FT market timing desk saw the violations, but did not send any letter or warning. Significantly, at best, this indicates that FT would in certain instances decide to enforce its stated policies of policing market timing, and at times it would not.

216. Moreover, according to the SEC, Franklin Templeton did not send one warning letter to Prudential concerning market timing by the Seven Hedge Fund clients of the Druffner and Peffer Groups, which suggests the 2% redemption fee was not imposed on the substantial market timing done by these clients, although Franklin Templeton placed restrictions on a small fraction of the trades. During the relevant period, as previously stated, Druffner and Peffer's Seven Hedge Fund clients purchased $87,333,379 worth of shares in FT Funds. Druffner's client Headstart alone purchased $31,107,000, while Peffer's client Global made purchases totaling $26,560,452. The specific purchases made by the Seven Hedge Fund clients in FT Funds are set forth in Exhibit A annexed hereto.

217. Notwithstanding occasional warnings to certain market timers FT did not consider desirable, FT continued to accept market timing trades, despite the fact that its market timing desk could readily detect such trades. While at times FT indicated it would restrict such further trading, it rarely did so. This was in keeping with FT's practice and policy, which was not to stop market timing altogether, since such activity yielded substantial fees and profits to FT-affiliated defendants (by, inter alia, increasing transaction-based fees, and fees based on amount of assets under management), but to control it, and restrict it to individuals, institutions, or situations which FT felt it could control – whether for the purpose of maximizing FT's profits, or to avoid regulatory detection, or, restrict market timing only if it would, in certain FT officers' subjective view, "disrupt" a fund (despite the fact that such a policy was contrary to the prospectuses, as found by the SEC in its Consent Order). The primary function of the "market timing desk" was thus to strike a balance between "desirable" (and thus permitted) market timing which increased the profits of the FT-affiliated entities, and "undesirable" market timing, which

could rise to the level where it threatened to do FT more harm than good.

218. Had the FT-affiliated defendants truly wanted to spend the time and resources, they could have stopped such market timing by refusing to allow such timers – most of whom they could readily identify – to conduct their trades, and enforcing such prohibitions consistently and even-handedly, in accordance with the Funds' prospectuses, but they did not. The FT-affiliated defendants could have enforced such prohibitions by, inter alia, strictly imposing redemption fees – uniformly – consistent with the language in the FT prospectuses, but they failed to do so.

219. Franklin Resources, FAI and their affiliates were either reckless in permitting timing on such a wide scale as occurred in the FT Funds, or acted knowingly. These defendants either acquiesced, or conspired in, the rampant market timing activity, consistent with their overall permissive policies and practices with respect to market timing, as evidenced by the above-described agreements to permit market timing in exchange for receiving "sticky assets," such as those with Calugar.

220. FT affiliates and their employees further knew of, negotiated, and/or acquiesced in third-party broker-dealers' arrangements to bring market timing assets into FT Funds, in exchange for these brokers being paid by FT entities, and/or the market timers, for facilitating the timing arrangements.

Additional Evidence of Knowledge and Receptiveness to Market Timing at Franklin Templeton

221. In addition to the market timing activity occurring in FT Funds detailed in the SEC and Massachusetts complaints and consent orders, the market timing noted by FT in its own public statements, the market timing by FT employees in their own 401-k accounts

acknowledged by the Company, the above-described market timing agreements and transactions between Calugar and the FT-affiliated defendants, and by other third party broker-dealers and market timers, Franklin Templeton was receptive, up until the very end of the Class Period, to providing further timing capacity in return for sticky assets. By way of further example, witnesses have stated they had entered into negotiations for substantial additional timing capacity in certain FT Funds, in return for "parking" "sticky assets" in various FT Funds. These negotiations were ongoing over the spring and summer of 2003, and were only aborted after New York State Attorney General Eliot Spitzer issued subpoenas to numerous mutual funds, during the summer of 2003.

222. For instance, by mid-May of 2003, certain witnesses representing large investors had contacted Franklin Templeton to convey their interest in a market timing arrangement wherein a large investor would be permitted, at a minimum, tens of millions in market timing capacity, in return for substantial "sticky assets" "parked" in the Funds of FT's choice.

223. Witness "X" stated that he cold-called FT's offices, identified himself as a person representing large investors and, in particular, a large, serious investor with many millions to invest, and asked whom he should speak to in that regard. During the middle of the first full week of May 2003, Witness X spoke, inter alia, with a gentleman in FT's institutional sales, who promised to forward Witness X's request through the appropriate "channels." Witness X was quickly connected to high level FT sales personnel.

224. Specifically, Witness X was put in touch with two FT Vice Presidents in the Sales area (one a Senior Vice President and another a Vice President). During May 2003, Witness X had multiple conversations with both FT Vice Presidents, wherein he explained that he

represented a large hedge fund investor who was looking for large amounts of timing capacity, in return for which such investor would be willing to park a substantial amount of sticky assets in other FT Funds, as FT desired.

225. Witness X sent the FT Vice Presidents a brochure outlining his business objectives, which made unequivocally clear that he was seeking substantial amounts of market timing capacity in certain types of preferred Funds in a mutual fund family, in return for parking sticky assets for the benefit of other Funds within the mutual fund family. The brochure, among other things, touted the benefits of a prearranged, controlled market timing agreement – such as that done by FT with Calugar – as being purportedly for the mutual benefit of both the mutual fund family, and the market timer, as opposed to unauthorized timing, which the mutual fund companies including FT knew occurred, readily observed occurring, and often acquiesced in due to the benefits to FT in fees; however, the mutual fund families had found many such timers more difficult to control. The brochure listed eight types of Funds most sought after for timing capacity, and stressed that the permitted frequency of trading was more sought after than capacity levels.

226. During May 2003, Witness X and/or his representatives conveyed to FT their desired Funds, trading frequency, and capacity levels. Witness X and/or his representatives conveyed an interest in particular in timing capacity in the international Funds, the Franklin AGE High Income A (AGEFX) high yield bond fund, as well as the Small-Mid Cap Growth Fund (FRSGX). Specifically, they conveyed a desire for at least approximately $50 million in timing capacity between the high yield bond fund and the Small-Mid Cap Fund, and a preference to trade about once a month in the Small-Mid Cap Fund, and once every two months in the high

yield fund, with two-thirds of their assets allocated toward the high yield and small cap Funds, and at a minimum an additional one-third in assets (i.e., approximately $25 million) allocated toward international Funds, which they also sought to trade approximately once per month, with an expressed desire to obtain up to $1 billion in timing capacity in international Funds.

227. After several telephone conversations with the two FT Vice Presidents during May 2003, the FT Vice Presidents indicated FT would be amenable to such an agreement along the parameters described by Witness X and stated they would come up with a proposal for Witness X.

228. Based on the detailed and positive conversations with the FT Vice Presidents from May through early July, 2003, and relevant Company data, Witness X estimated that FT was prepared to provide his large hedge fund client timing capacity of approximately $87 million, with approximately $25 million capacity in an International fund (the Templeton Foreign Fund was specified); $4 million in capacity in Emerging Markets Funds (the Templeton Developing Markets Fund was specified); $16 million in capacity in one Global fund (the Templeton World Fund was specified), and $33 million in another Global fund (the Templeton Growth Fund was specified); $18 million in capacity in the Franklin Small-Mid Cap Growth Fund; and $7 million in a high yield fund, i.e., the Franklin AGE High Income Fund. Witness X stated he was told specifically that the large hedge fund investor he represented would be granted approximately $7 million in capacity to time the Franklin AGE High Income Fund, with the FT Vice President explaining that FT had "more strict criteria" on their high yield fund and a lower cash position; with respect to the rest of the above-named Funds, Witness X stated he was only told the asset class for which FT would grant timing capacity to his large hedge fund client. All

discussions contemplated the desired parameters expressed by Witness X and/or his representatives as to the frequency of trading requested by their large hedge fund client. The FT Vice Presidents stated they would present a final, formal agreement proposal, and a call was scheduled in the first half of July 2003 to discuss the detailed final terms of the proposal.

229. After some delay, when the scheduled call finally did take place, in approximately the first half of August 2003, for the first time, a FT compliance department employee joined the two FT Vice Presidents on the conference call. Significantly, this call occurred after the issuance of a flurry of subpoenas to numerous mutual fund companies, publicly reported to have occurred in July 2003. To the shock of Witness X, and the other non FT-affiliated persons on the call, the FT proposal was radically changed from that specifically discussed and contemplated over the course of the prior few months, drastically cutting the number of trades permitted. Since this was completely contrary to the entire purpose of the negotiations by Witness X with the FT Vice Presidents over the prior few months, the deal did not occur, and all negotiations terminated abruptly. Witness X has stated that, given the clear indications of receptiveness to the market timing and sticky asset agreements conveyed by the FT Vice Presidents that were discussed in detail, with a clear understanding of the nature of the activities contemplated and described among Witness X and/or his representatives on the one hand, and the FT Vice Presidents on the other hand, along with the clear portrayal of the market timing capacity/sticky assets business model outlined in his brochure and proposals and negotiations, he has no doubt that the final proposal was aborted due to alarm bells sounded by the mass of subpoenas directed to the mutual fund industry issued by New York Attorney General Spitzer, Massachusetts and others prior to this August 2003 conference call.

The Clearing Defendants' Participation in the Trading Scheme

230. The active participation in and facilitation of market timing and/or late trading by financial institutions, acting as clearing platforms for market timing and late trading, was central to the success of the market timers', Broker defendants', and fund complex defendants' scheme, as well as, the FT-affiliated defendants' breaches of fiduciary duty. During the Class Period, many of the largest financial firms in the country, including defendants Bear Stearns, Prudential, and Clearing Defendant John Does 1-10 (the "Clearing Defendants") acted as key conduits of the market timing/late trading activities described herein. The Clearing Defendants serviced both brokers who specialized in timing (including brokers from within the ranks of the Clearing Defendants, who often earned as much as $15 million a year in commissions from timing activities alone) and timers directly.

231. The Clearing Defendants recklessly and/or knowingly disregarded the excessive mutual fund trades being transacted through their trading systems, or "platforms," by the market timers and substantially assisted and participated in such excessive trading. Moreover, the Clearing Defendants specifically engineered trading strategies that catered exclusively to timers and late traders. For instance, Prudential developed a "shotgun" system that allowed a market timer to scatter trades across various mutual funds to enable the timers to successfully execute larger and more frequent trades by hedging against the risk that "capacity" would be taken before they placed their orders were they to have placed their order in only one or a few fund families. Other Clearing Defendants, such as Bear Stearns, actually installed special equipment for timers and their brokers to allow them to execute market timing and late trading transactions at their whim, while the Clearing Defendants captured the resulting fees and

commissions.

232. The Clearing Defendants were motivated to engage in such conduct by the many sources of income offered by opening their execution systems to market timers and late traders, including the fees and commissions (including contingent deferred sales charges, or "CDSC's") they received for processing the market timer and late trading transactions. The Clearing Defendants also benefitted from their role as the executors of market timing and late trading by leveraging various quid pro quo benefits from market timers and timing brokers, including the ability to cross-sell other products and services they offered to the timers and brokers, including financing and private client services. By collecting such fees and other benefits, the Clearing Defendants directly benefitted from the rapid in-and-out trading by certain of the market timers, as did the FT-affiliated defendants from the additional assets in the Funds from the market timing which generated additional fees for them, while harming long-term fund investors who bore the transaction costs and other harms, as described herein, of such excessive trading.

233. In addition, throughout the Class Period, defendant Bear Stearns facilitated market timing throughout the mutual fund industry. Bear Stearns actively facilitated the wrongful trading of mutual funds by knowingly permitting its affiliated broker-dealers to execute market timing and late trades over its clearing platform. Bear Stearns' wrongful use of its platform involved trading in several mutual fund complexes. Moreover, Bear Stearns' employees expressly approved this trading. Bear Stearns also actively communicated with various market timers and mutual fund firms to further the wrongful trading via the firm's platform. In fact, according to a witness directly familiar with market timing in the mutual fund industry, in the late 1990s through 2001, a large portion of all timing brokers cleared their trades

using Bear Stearns' platform.

234. Bear Stearns knowingly facilitated wrongful trading through a network of introducing broker-dealers, to whom Bear Stearns provided access to its clearing platform. Bear Stearns' network of broker-dealers included in-house personnel and outsider firms such as defendant Kaplan & Co. (with offices in Bears Stearns' Boca Raton, Florida building), which had core businesses of market timing mutual funds on behalf of hedge fund clients.

235. In this connection, senior managers at Bear Stearns met with market timers and timing brokers to assure them that it permitted market timing and late trading over its platform. For example, according to a market timing witness, in 2000, a representative of defendant Canary, which timed FT Funds, met with a Bear Stearns introducing broker-dealer (defendant Kaplan) who had direct access to Bear Stearns' clearing platform. The meeting occurred in Boca Raton, Florida in the vicinity of the Bear Stearns building, in which the broker-dealer also maintained its office. In addition to the introducing broker and the Canary representative, the meeting was attended by a Mr. Acosta, Bear Stearns' compliance officer for the Boca Raton office. According to the aforementioned witness directly familiar with market timing in the mutual fund industry, Mr. Acosta "knew exactly" what Canary was looking for from Bear Stearns (i.e., the ability to market time using its platform), and he approved Canary's use of Bear Stearns' trading platform for its wrongful trading activity.

236. Additionally, Bear Stearns provided financing to certain market timers to further facilitate their wrongful trading.

237. Throughout the Class Period, Bear Stearns profited from its participation in market timing. Primarily, Bear Stearns profited from the commissions and fees generated from

timers trading over the firm's platform. Moreover, Bear Stearns also profited from the various other arrangements it extended to timers, including financing of the wrongful activities.

CLASS ACTION ALLEGATIONS

238. Lead Plaintiff brings this action on its own behalf and as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure, on behalf of a Class consisting of all persons who purchased (the "Purchasers") and/or held (the "Holders") shares in any mutual fund in the Franklin Templeton fund family harmed or adversely affected by market timing and/or late trading, which funds and/or their registrants/issuers were advised by defendant Franklin Advisers, Inc., or any of its affiliated investment adviser companies (the "Funds"), during the period February 6, 1999 through February 4, 2004 (the "Class Period"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, parents, affiliates, heirs, successors or assigns and any entity in which defendants have or had a controlling interest, all trustees and portfolio managers of the Funds, and any other person who engaged in the unlawful conduct alleged herein (the "Excluded Persons"). Also excluded from the Class are any officers, directors, or trustees of the Excluded Persons.

239. Members of the Class are so numerous that joinder of all members is impracticable. FT Funds are actively traded mutual funds, and the Franklin Small-Mid Cap Growth Fund shares in particular are actively traded mutual fund shares under the ticker symbol "FRSGX." While the exact number of Class members is unknown to the Lead Plaintiff at this time and only can be ascertained through appropriate discovery, Lead Plaintiff believes there are tens or hundreds of thousands of Class members who purchased or held shares of the Franklin Small-Mid Cap Growth Fund alone pursuant to the prospectuses and registration statements

therefor during the Class Period, and were damaged by defendants' wrongful conduct described herein. As of October 31, 2003, the Franklin Small-Mid Cap Growth Fund had net assets of approximately $8.1 billion, held by many thousands of holders of record. Record owners and other members of the Class may be identified from records maintained by the FT-affiliated defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

240. Common questions of law and fact exist as to all Class members and predominate over any questions affecting only individual members of the Class. Among the common questions of law and fact are:

(a) Whether certain defendants violated Section 11 of the Securities Act;

(b) Whether certain defendants violated Section 12(a)(2) of the Securities Act, and whether certain defendants were control persons who are further liable for violations of Section 11 and 12(a)(2) by their controlled persons under Section 15 of the Securities Act;

(c) Whether certain defendants violated Sections 10(b) of the Exchange Act, and SEC Rule 10b-5 promulgated thereunder, and whether certain defendants were control persons who are further liable for violations of Section 10(b) by their controlled persons under Section 20(a) of the Exchange Act;

(d) Whether certain defendants violated Section 34(b) of the Investment Company Act;

(e) Whether certain defendants violated Section 36(a) of the Investment Company Act;

(f) Whether certain defendants violated Section 36(b) of the Investment

Company Act, and whether certain defendants were control persons who are further liable for violations of Sections 34(b), and 36(a) and (b) by their controlled persons under Section 48(a) of the Investment Company Act;

(g) Whether the prospectuses at issue omitted and/or misrepresented material facts about the Funds, including the Franklin Small-Mid Cap Growth Fund;

(h) Whether defendants breached their fiduciary duties to Lead Plaintiff and the other Class members;

(i) Whether defendants were unjustly enriched to the detriment of Lead Plaintiff and the Holders through defendants' conduct as alleged herein;

(j) Whether defendants participated in the course of conduct complained of herein;

(k) Whether Lead Plaintiff and the other members of the Class sustained damages because of defendants' conduct, and the appropriate measure of damages; and

(l) Whether defendants acted in an intentional, willful or wanton manner justifying an award of punitive damages.

241. Lead Plaintiff's claims are typical of the claims of the other members of the Class. Lead Plaintiff and the other Class members have sustained damages that arise from, and were caused by, defendants' unlawful activities alleged herein. Lead Plaintiff does not have interests antagonistic to, or in conflict with, the other members of the Class.

242. Lead Plaintiff will fairly and adequately protect the interests of the other members of the Class and has retained competent counsel experienced in class and securities litigation to prosecute this action vigorously.

243. A class action is superior to other available methods for the fair and efficient adjudication of this controversy since a multiplicity of actions would likely result in an unwarranted burden on the Court system and could create the possibility of inconsistent adjudications. Lead Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action. Furthermore, since the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impracticable for the members of the Class to seek redress individually for the wrongs they have suffered.

CAUSES OF ACTION

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM FOR RELIEF

VIOLATION OF SECTION 11 OF THE SECURITIES ACT

[Against the Franklin Strategic Series, as Registrant; the Trustee/Signatory Defendants, the Signatories to the Franklin Strategic Series Registration Statement and Prospectus; and Franklin/Templeton Distributors, the Principal Underwriter Thereof]

244. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

245. This claim is brought on behalf of all Purchasers pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, against Franklin Strategic Series, as Registrant for the constituent Funds thereof, including the Small-Mid Cap Growth Fund; defendants Ashton, Charles B. Johnson, Rupert Johnson, Macklin and Flanagan, as signatories to the Franklin

Strategic Series registration statements and prospectuses filed with the SEC during the Class Period (collectively, the "Trustee/Signatory Defendants"); and Franklin/Templeton Distributors as principal underwriter thereof (the "Section 11 Defendants").

246. The Section 11 Defendants violated Section 11 of the Securities Act in that the prospectuses issued for the Fund shares within, inter alia, the Franklin Strategic Series, including the Franklin Small-Mid Cap Growth Fund, contained misleading statements of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading. The Fund prospectuses failed to disclose, and consequently made misleading statements, concerning, inter alia, the following material and adverse facts:

(a) that, contrary to the representation that it was the FT-affiliated defendants' (and the Funds') policy and practice to monitor, detect, forbid and/or and take steps to prevent timed trading because of its adverse effects on Fund investors, in fact, such timed trading was taking place and the policy was only enforced selectively, as detailed above;

(b) that certain defendants, detailed above, regularly allowed, and had entered into agreements which allowed, certain investors to engage in trades that were disruptive to the efficient management of the Funds, including the Franklin Small-Mid Cap Growth Fund, and/or increased the Funds' costs and thereby reduced such Funds' actual performance; and

(c) that, pursuant to these unlawful agreements, defendants benefitted financially at the expense of the Funds' investors.

247. The Section 11 Defendants issued, caused to be issued, and participated in the issuance of the materially misleading written statements and/or omissions of material facts that

were contained in the prospectuses.

248. The Section 11 Defendants, and each of them, had the duty of investigating the information contained in the prospectuses before their dissemination to the Funds' shareholders, and failed to satisfy that duty. The Section 11 Defendants, and each of them, owed to the Funds' shareholders, including Lead Plaintiff and the Purchasers, the duty to ensure that the statements contained in the prospectuses were true and complete and that there was no omission to state material facts required to be stated in order to make the statements contained therein not misleading. By virtue of the misrepresentations and omissions contained in or omitted from the prospectuses, as herein alleged, defendants, and each of them, are liable to Lead Plaintiff and the Purchasers.

249. Prior to purchasing and/or reinvesting in the Funds' shares, Lead Plaintiff and the Purchasers were provided with the appropriate prospectuses, without the knowledge of the untruths and/or omissions contained herein. Lead Plaintiff and the Purchasers purchased and/or reinvested in the shares of the Funds pursuant and/or traceable to the misleading prospectuses.

250. As a direct and proximate result of the Section 11 Defendants' misconduct and material misstatements and omissions contained in the prospectuses, Lead Plaintiff and the Purchasers suffered substantial damages. The value of the Funds' shares decreased substantially subsequent, and due, to the Section 11 Defendants' violations, as set forth herein.

251. This claim was brought within the applicable statute of limitations. At the time they purchased and/or reinvested in the Funds' shares pursuant and/or traceable to the defective prospectuses, Lead Plaintiff and the Purchasers were without knowledge of the facts concerning the misleading statements and omissions alleged herein and could not reasonably have possessed

such knowledge.

252. Any statutory safe harbor provided for forward looking statements under certain circumstances does not apply to the Section 11 Defendants' misleading statements and material omissions alleged in this Complaint. The "safe harbor" for forward looking statements is not applicable since these defendants' statements were contained in prospectuses issued by them and disseminated to Lead Plaintiff and the Purchasers, the Section 11 Defendants' misleading statements were not identified as forward looking statements when made, they were not accompanied by meaningful cautionary statements identifying important factors which could cause actual results to differ materially from those in forward looking statements, and they were not forward looking statements within the meaning of the statute.

SECOND CLAIM FOR RELIEF

VIOLATION OF SECTION 12(a)(2) OF THE SECURITIES ACT

[Against Franklin Strategic Series, as Registrant for the Constituent Funds Thereof; and Franklin/Templeton Distributors, as Underwriter]

253. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

254. This claim is brought, on behalf of all Purchasers, pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77(l)(a)(2), against Franklin Strategic Series, as Registrant for the constituent Funds thereof, including the Small-Mid Cap Growth Fund; and Franklin/Templeton Distributors, as distributor, seller and principal underwriter of the Funds in the Franklin Strategic Series (the "Section 12(a)(2) Offeror/Seller Defendants").

255. Each of the Section 12(a)(2) Offeror/Seller Defendants solicited and/or sold shares of the Funds by means of prospectuses referred to above for the FT-affiliated defendants' financial gain.

256. The Section 12(a)(2) Offeror/Seller Defendants violated Section 12(a)(2) of the Securities Act in that they offered and/or sold shares of the Funds through the use of prospectuses which contained misleading statements of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading, as alleged herein. The prospectuses failed to disclose and misrepresented, inter alia, the following material and adverse facts:

(a) that, contrary to the representation that it was the FT-affiliated defendants' (and the Funds') policy and practice to monitor, detect, forbid, deter and/or and take steps to prevent timed trading because of its adverse effect on Fund investors, in fact, such market timing was taking place and the policy was only enforced selectively, as detailed above;

(b) that the FT-affiliated defendants regularly allowed, and had entered into agreements which allowed, certain investors to engage in trades that were disruptive to the efficient management of the Funds and/or increased the Funds' costs and thereby reduced the Funds' actual performance; and

(c) that, pursuant to these unlawful agreements, defendants benefitted financially at the expense of the Funds' investors.

257. The Section 12(a)(2) Offeror/Seller Defendants cannot prove that they did not know, or in the exercise of reasonable care, could not have known of the misleading nature of the statements or omissions described in the preceding paragraph.

258. The Section 12(a)(2) Offeror/Seller Defendants were responsible for the preparation of the contents, and dissemination, of the prospectuses for the Funds, including the Franklin Strategic Series, issued during the Class Period, and are liable under §12(a)(2) of the Securities Act for the dissemination of these materially misleading public filings. The Section 12(a)(2) Offeror/Seller Defendants, and each of them, owed to shareholders of the Funds, including Lead Plaintiff and the Purchasers, the duty to make reasonable and diligent investigation of the statements contained in the prospectuses and other offering materials to ensure that such statements were materially complete and that there were no omissions of material facts required to be stated in order to make the statements contained therein not misleading. None of the Section 12(a)(2) Offeror/Seller Defendants made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in these public filings were materially complete, without omissions of any material facts and were not misleading. By virtue of the misleading statements and omissions contained in, or material facts omitted from, the prospectuses, as herein alleged, the Section 12(a)(2) Offeror/Seller Defendants, and each of them, are liable to Lead Plaintiff and the Purchasers.

259. Franklin Strategic Series, as Registrant for many of the Funds, including the Small-Mid Cap Growth Fund, was responsible for the preparation of the registration statements and prospectuses thereon for the Franklin Strategic Series during the Class Period, and failed to make a reasonable investigation or possess reasonable grounds for believing that the representations contained in these public filings were not misleading and that they disclosed all material facts.

260. Franklin/Templeton Distributors acted as distributor, seller and principal

underwriter of the Funds in the Franklin Strategic Series, including the Small-Mid Cap Growth Fund. According to the Company's public filings, Franklin/Templeton Distributors is primarily in the business of selling mutual Funds, is the principal distributor of the Funds in the Franklin Strategic Series and, according to the Franklin Strategic Series registration statements and prospectuses throughout the Class Period, "acts as the principal underwriter in the continuous public offering of each Fund's shares." According to these prospectuses, Franklin/Templeton Distributors also "pays the expenses of the distribution of Fund shares, including advertising expenses and the costs of printing sales material and prospectuses used to offer shares to the public." Prior to offering and/or selling shares of the Funds, including the Small-Mid Cap Growth Fund, to the public, Franklin/Templeton Distributors failed to make a reasonable investigation or possess reasonable grounds for believing that the representations contained in these public filings were not misleading and that they disclosed all material facts.

261. Lead Plaintiff and other Purchasers purchased shares in the Funds pursuant to these false and misleading prospectuses. Lead Plaintiff and the other Purchasers did not know, and in the exercise of reasonable diligence, could not have known, of the untruths and omissions contained in or made in connection with the prospectuses.

262. As a direct and proximate result of the Section 12(a)(2) Offeror/Seller Defendants' misconduct and material misleading statements and omissions contained in the prospectuses, Lead Plaintiff and the Purchasers suffered substantial damages. The value of the Funds' shares decreased substantially subsequent, and due to these defendants' violations.

263. By reason of the misconduct alleged herein, the Section 12(a)(2) Offeror/Seller Defendants violated Section 12(a)(2) of the Securities Act and Lead Plaintiff and the other

Purchasers of shares in the FT Funds have the right to rescind and recover consideration paid for those shares, together with interest thereon, and those whose shares have less value than at the time these shares were purchased hereby elect to rescind and tender their shares to the Section 12(a)(2) Offeror/Seller Defendants. Lead Plaintiff and other Purchasers who have sold their relevant Fund shares also are entitled to rescissory damages.

264. This claim was brought within the applicable statute of limitations. At the time they purchased and/or reinvested in the Funds' shares, including applicable tracing, pursuant to the defective prospectuses, Lead Plaintiff and the Purchasers were without knowledge of the facts concerning the misleading statements and omissions alleged herein and could not reasonably have possessed such knowledge.

THIRD CLAIM FOR RELIEF

VIOLATION OF SECTION 15 OF THE SECURITIES ACT

[Against Franklin Advisers; Franklin Resources; and the Trustee/Signatory Defendants, as Control Persons of the Section 11 Defendants and the Section 12(a)(2) Offeror/Seller Defendants]

265. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth herein, except that, for purposes of this claim, Lead Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

266. This claim is brought, on behalf of all Purchasers, pursuant to Section 15 of the Securities Act against Franklin Advisers, Franklin Resources, and the Trustee/Signatory Defendants, who were the Trustees and/or officers of the Franklin Strategic Series, with authority to sign the registration statements and prospectuses complained of, as control persons

of the Section 11 Defendants and the Section 12(a)(2) Offeror/Seller Defendants (collectively, the "Section 15 Control Person Defendants").

267. The Section 11 Defendants are each liable under Section 11 of the Securities Act, and the Section 12(a)(2) Offeror/Seller Defendants are each liable under Section 12(a)(2) of the Securities Act, as set forth herein.

268. Each of the Section 15 Control Person Defendants was a "control person" of the Section 11 Defendants, and the Section 12(a)(2) Offeror/Seller Defendants, within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over such persons and/or entities. The Section 15 Control Person Defendants, directly and indirectly, had the power and authority, and exercised the same, to cause the Section 11 Defendants, and the Section 12(a)(2) Offeror/Seller Defendants, to engage in the wrongful conduct complained of herein. The Section 15 Control Person Defendants issued, caused to be issued, and participated in the issuance of materially misleading statements in the prospectuses.

269. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, the Section 15 Control Person Defendants are liable to Lead Plaintiff and the Purchasers to the same extent as are each of the Section 11 Defendants, and the Section 12(a)(2) Offeror/Seller Defendants for their primary violations of Section 11, and Section 12(a)(2), respectively, of the Securities Act.

270. By virtue of the foregoing, Lead Plaintiff and the Purchasers are entitled to damages against the Section 15 Control Person Defendants.

VIOLATIONS OF THE EXCHANGE ACT

FOURTH CLAIM FOR RELIEF

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND SEC RULE 10b-5 PROMULGATED THEREUNDER ON BEHALF OF PURCHASERS

[Against Franklin Strategic Series; Franklin/Templeton Distributors (FTDI); Franklin Advisers; Franklin Templeton Alternative Strategies; Greg Johnson; William Post; Daniel G. Calugar; Security Brokerage, Inc.; and DCIP, Limited Partnership]

271. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for claims brought pursuant to the Securities Act.

272. This claim is brought on behalf of all Purchasers pursuant to Section 10(b) of the Exchange Act, 15 U.S.C. § 78j, and SEC Rule 10b-5 promulgated thereunder, against the Franklin Strategic Series; Franklin/Templeton Distributors; Franklin Advisers; Franklin Templeton Alternative Strategies; Greg Johnson; and William Post (the "FT Section 10(b) Defendants"); Daniel G. Calugar; Security Brokerage, Inc.; and DCIP, Limited Partnership (the "Calugar/SBI Section 10(b) Defendants"). The FT Section 10(b) Defendants and the Calugar/SBI Section 10(b) Defendants are collectively referred to herein as the "Section 10(b) Defendants."

273. During the Class Period, each of the Section 10(b) Defendants participated in a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Lead Plaintiff and other Purchasers, as alleged herein, and caused Lead Plaintiff and other Purchasers to purchase the Funds' shares or interests at distorted prices that they would not have paid had they known of the wrongful conduct alleged

herein. In addition, in connection with the wrongful market timing purchases and sales of FT Funds' shares described above, Lead Plaintiff and the Purchasers suffered damages from, among other things, the dilution of their investment in the FT Funds as set forth herein. In furtherance of this unlawful scheme, plan and course of conduct, the Section 10(b) Defendants, and each of them, took the actions set forth herein.

274. The Section 10(b) Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made misleading statements of material fact and omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the Purchasers of the Funds' securities during the Class Period, including Lead Plaintiff and other Purchasers, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated the Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and SEC Rule 10b-5. All defendants named in this claim are sued as primary participants in the wrongful conduct and scheme charged herein.

275. The Section 10(b) Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in the manipulative scheme, and/or a continuous course of conduct to conceal adverse material information about the Funds' operations, as alleged herein.

276. The Section 10(b) Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading in FT Funds and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Lead Plaintiff and the Purchasers.

277. The Section 10(b) Defendants knowingly participated in the manipulative scheme alleged herein and/or had actual knowledge of the misleading statements and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misstatements and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

278. As a result of the manipulative scheme alleged herein and/or the FT Section 10(b) Defendants' dissemination of the materially misleading information and failure to disclose material facts, as set forth above, the prices of the Funds' securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that the prices of the Funds' securities were distorted, and relying directly or indirectly on the misleading statements in the prospectuses, and/or on the absence of material adverse information that was known to or recklessly disregarded by the Section 10(b) Defendants but not disclosed in public statements by defendants during the Class Period, and the integrity of the market, Lead Plaintiff and the other Purchasers were damaged by acquiring the shares or interests in the Funds during the Class Period at distorted prices, and by the harm, including costs, imposed on the Funds by market timing activity, as alleged above, which were borne by the Funds' non-timer shareholders, including the Purchasers, and the profits effectively stolen from Lead Plaintiff and the Purchasers by the market timing allowed by the Section 10(b) Defendants.

279. At the time of said misleading statements and omissions, Lead Plaintiff and other Purchasers were ignorant of their falsity, and of the omitted adverse facts, and believed such

statements to be true and materially complete. Had Lead Plaintiff, the other Purchasers, and the marketplace known of the truth concerning the Funds' operations and market timing-related activities, which were not disclosed by defendants, Lead Plaintiff and the other Purchasers would not have purchased or otherwise acquired their shares or, if they had acquired such shares during the Class Period, they would not have done so at the distorted prices which they paid.

280. By virtue of the foregoing, the Section 10(b) Defendants have violated Section 10(b) of the Exchange Act, and SEC Rule 10b-5 promulgated thereunder.

281. As a direct and proximate result of the Section 10(b) Defendants' wrongful conduct, Lead Plaintiff and the other Purchasers suffered damages.

282. Any statutory safe harbor provided for forward looking statements under certain circumstances does not apply to the Section 10(b) Defendants' misleading statements and material omissions alleged in this Complaint. The "safe harbor" for forward looking statements is not applicable since these defendants' statements were contained in prospectuses issued by them and disseminated to Lead Plaintiff and the Purchasers, the Section 10(b) Defendants' misleading statements were not identified as forward looking statements when made, they were not accompanied by meaningful cautionary statements identifying important factors which could cause actual results to differ materially from those in forward looking statements, and they were not forward looking statements within the meaning of the statute.

FIFTH CLAIM FOR RELIEF

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT

AND SEC RULE 10b-5 PROMULGATED THEREUNDER

ON BEHALF OF HOLDERS

[Against Franklin Strategic Series; Franklin/Templeton Distributors (FTDI); Franklin Advisers; Franklin Templeton Alternative Strategies; Greg Johnson; William Post; Daniel G. Calugar; Security Brokerage, Inc.; and DCIP, Limited Partnership]

283. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for claims brought pursuant to the Securities Act.

284. This claim is brought pursuant to Section 10(b) of the Exchange Act, 15 U.S.C. § 78j, and SEC Rule 10b-5 promulgated thereunder on behalf of all Holders, who were injured in connection with the purchase and/or sale of FT Funds by market timers, as alleged herein, against the Section 10(b) Defendants.

285. During the Class Period, each of the Section 10(b) Defendants participated in a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Lead Plaintiff and other Holders, as alleged herein, and caused Lead Plaintiff and other Holders to hold the Funds' shares or interests which they would not have, had they known of the wrongful conduct alleged herein. In addition, in connection with the wrongful purchases and sales of FT Funds' shares by the market timers as described above, Lead Plaintiff and the Holders suffered damages from, among other things, the dilution of their investment in the FT Funds as set forth herein. In furtherance of this unlawful scheme, plan and course of conduct, the Section 10(b) Defendants, and each of them, took the actions set forth

herein.

286. The Section 10(b) Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made misleading statements of material fact and omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the Holders of the Funds' securities during the Class Period, including Lead Plaintiff and the other Holders, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated the Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and SEC Rule 10b-5. All defendants named in this claim are sued as primary participants in the wrongful conduct and scheme charged herein.

287. The Section 10(b) Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in the manipulative scheme, and/or a continuous course of conduct to conceal adverse material information about the Funds' operations, as alleged herein.

288. The Section 10(b) Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading in FT Funds and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon Lead Plaintiff and the Holders.

289. The Section 10(b) Defendants knowingly participated in the manipulative scheme alleged herein and/or had actual knowledge of the misleading statements and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such

defendants' material misstatements and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

290. As a result of the manipulative scheme alleged herein and/or the FT Section 10(b) Defendants' dissemination of the materially misleading information and failure to disclose material facts, as set forth above, the prices of the Funds' securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that the prices of the Funds' securities were distorted, and relying directly or indirectly on the misleading statements in the prospectuses, and/or on the absence of material adverse information that was known to or recklessly disregarded by the Section 10(b) Defendants but not disclosed in public statements by defendants during the Class Period, Lead Plaintiff and the other Holders held the shares or interests in the FT Funds during the Class Period, and were damaged thereby, due to, among other things, costs imposed on the Funds by market timing activity, as alleged above, which were borne by the Funds' non-timer shareholders, including the Holders, and the profits effectively stolen from Lead Plaintiff and the Holders by the market timing allowed by the Section 10(b) Defendants.

291. At the time of said misleading statements and omissions, Lead Plaintiff and other Holders were ignorant of their falsity, and of the omitted adverse facts, and believed such statements to be true and materially complete. Had Lead Plaintiff, the other Holders, and the marketplace known of the truth concerning the Funds' operations and market timing-related activities, which were not disclosed by defendants, Lead Plaintiff and other Holders would not have held their shares during the Class Period.

292. By virtue of the foregoing, the Section 10(b) Defendants have violated Section

10(b) of the Exchange Act, and SEC Rule 10b-5 promulgated thereunder.

293. As a direct and proximate result of the Section 10(b) Defendants' wrongful conduct, Lead Plaintiff and the Holders suffered damages.

294. Any statutory safe harbor provided for forward looking statements under certain circumstances does not apply to the Section 10(b) Defendants' misleading statements and material omissions alleged in this Complaint. The "safe harbor" for forward looking statements is not applicable since these defendants' statements were contained in prospectuses issued by them and disseminated to Lead Plaintiff and the Holders, the Section 10(b) Defendants' misleading statements were not identified as forward looking statements when made, they were not accompanied by meaningful cautionary statements identifying important factors which could cause actual results to differ materially from those in forward looking statements, and they were not forward looking statements within the meaning of the statute.

SIXTH CLAIM FOR RELIEF

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT

[Against Franklin Advisers; Franklin Resources; Franklin Templeton Alternative Strategies (FTAS); the Trustee/Signatory Defendants; Greg Johnson; and Daniel Calugar]

295. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter, except for claims brought pursuant to the Securities Act.

296. This claim is brought on behalf of Class members pursuant to Section 20(a) of the Exchange Act, 15 U.S.C. § 78t, against Franklin Advisers, Franklin Resources, FTAS, and the Trustee/Signatory Defendants, who were the Trustees and/or officers of the Franklin Strategic Series, with authority to sign the registration statements and prospectuses complained of, and

Greg Johnson (collectively, the "FT Section 20(a) Control Person Defendants"), as control persons of the FT Section 10(b) Defendants.

297. Franklin Resources, Franklin Advisers, the Trustee/Signatory Defendants, and Greg Johnson acted as controlling persons of Franklin Advisers, Franklin/Templeton Distributors, Franklin Strategic Series (including the Small-Mid Cap Growth Fund), Greg Johnson, William Post, FTAS, and the Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their systematic involvement in the fraudulent scheme alleged herein, and their operational and management control of the business of the Funds and (i) with respect to Franklin Resources – Franklin Advisers, Franklin/Templeton Distributors, Franklin Strategic Series, Greg Johnson, William Post, and FTAS; (ii) with respect to Franklin Advisers – Franklin Strategic Series; (iii) with respect to the Trustee/Signatory Defendants – Franklin Strategic Series; and (iv) with respect to Greg Johnson – Franklin Advisers, Franklin/Templeton Distributors, and William Post, defendants Franklin Resources, Franklin Advisers, Greg Johnson and the Trustee/Signatory Defendants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of (i) Franklin Advisers, Franklin Strategic Series, Franklin/Templeton Distributors, Greg Johnson, William Post and FTAS; (ii) Franklin Strategic Series; (iii) Franklin Strategic Series; and (iv) Franklin Advisers, Franklin/Templeton Distributors, and William Post, respectively, the FT Section 20(a) Control Person Defendants each had the power to influence and control, and did influence and control, directly or indirectly, the decision making and actions of the Funds and the just-described entities, including the content and dissemination of the various statements which Lead Plaintiff contends are misleading. Franklin Resources, Franklin

Advisers, Greg Johnson and the Trustee/Signatory Defendants had the ability to prevent the issuance of the statements alleged to be misleading or cause such statements to be corrected.

298. In particular, (i) Franklin Resources had direct and supervisory involvement in the operations of Franklin Advisers, Franklin/Templeton Distributors, Franklin Strategic Series, and Greg Johnson, William Post, FTAS, and the Funds; (ii) Franklin Advisers had direct and supervisory involvement in the operations of the Franklin Strategic Series and the Funds; (iii) the Trustee/Signatory Defendants had direct and supervisory involvement in the operations of the Franklin Strategic Series and the Funds; and (iv) Greg Johnson had direct and supervisory involvement in the operations of Franklin Advisers, Franklin/Templeton Distributors, the Funds, and supervised and controlled William Post, and, therefore, are presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

299. As set forth above, Franklin Advisers, Franklin Strategic Series, Franklin/Templeton Distributors, Greg Johnson, William Post and FTAS each violated Section 10(b) and SEC Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Franklin Resources, Franklin Advisers, Greg Johnson, and the Trustee/Signatory Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, Lead Plaintiff and other members of the Class suffered damages.

300. Greg Johnson acted as a control person of Franklin Advisers, Franklin/Templeton Distributors and William Post within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of his systematic involvement in the fraudulent scheme alleged

herein, and his operational and management control of FAI, FTDI and William Post, as evidenced by Post's seeking of Greg Johnson's approval for, inter alia, the Calugar transaction as described above, and his discussions with respect to the activities, needs and status of FTAS, including the nature of Calugar's investment, as well as the circumstances surrounding its termination, Greg Johnson had the power to influence and control, and did influence and control, directly or indirectly, the decision-making and actions of FAI, FTDI and William Post, including the scheme to permit the Calugar/SBI Section 10(b) Defendants to "park" "sticky assets" in FTAS's Franklin Strategic Growth Fund, L.P.

301. In particular, Greg Johnson had direct and supervisory involvement in the operations of FAI, FTDI and William Post (and, as alleged above, is listed as Post's direct supervisor in the U-5 form filed with the NASD concerning Post's suspension), and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

302. As set forth above, FAI, FTDI and William Post each violated Section 10(b) and SEC Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of his positions as a controlling person, Greg Johnson is liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendant's wrongful conduct, Lead Plaintiff and other members of the Class suffered damages.

303. FTAS acted as a control person of William Post within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of its systematic involvement in the fraudulent scheme alleged herein, and its operational and management control of William Post, a Vice President of FTAS from July 2001 to December 2003, FTAS had

the power to influence and control, and did influence and control, directly or indirectly, the decision-making and actions of William Post, including the scheme to permit the Calugar/SBI Section 10(b) Defendants to "park" "sticky assets" in FTAS's Franklin Strategic Growth Fund, L.P.

304. In particular, FTAS had direct and supervisory oversight of the operational activities of William Post, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

305. As set forth above, William Post violated Section 10(b) and SEC Rule 10b-5 by his acts and omissions as alleged herein. By virtue of its position as a control person, FTAS is liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendant's wrongful conduct, Lead Plaintiff and other members of the Class suffered damages.

306. This claim is also brought pursuant to Section 20(a) of the Exchange Act, 15 U.S.C. § 78t, against defendant Calugar, as control person of SBI and DCIP.

307. Defendant Calugar acted as a controlling person of SBI and DCIP within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of his systematic involvement in the fraudulent scheme alleged herein, and his operational and management control of the business of SBI and DCIP, and his substantial ownership interest therein, Calugar had the power to influence and control, and did influence and control, directly or indirectly, the decision-making and actions of SBI and DCIP, including the scheme to permit the Calugar/SBI Section 10(b) Defendants to "park" "sticky assets" in the Franklin Strategic Growth Fund, L.P.

308. In particular, Calugar had direct and supervisory involvement in the operations of SBI and DCIP, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

309. As set forth above, SBI and DCIP, along with Calugar, each violated Section 10(b) and SEC Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of his position as controlling person, Calugar is liable pursuant to Section 20(a) of the Exchange Act for the violations of Section 10(b) and SEC Rule 10b-5 by SBI and DCIP. As a direct and proximate result of Calugar's wrongful conduct, Lead Plaintiff and other members of the Class suffered damages during the Class Period.

VIOLATIONS OF THE INVESTMENT COMPANY ACT OF 1940

SEVENTH CLAIM FOR RELIEF

VIOLATION OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT

[Against Franklin Strategic Series; FAI; and the Trustee/Signatory Defendants]

310. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

311. This claim is brought on behalf of all Holders pursuant to Section 34(b) of the Investment Company Act, 15 U.S.C. § 80a-33(b), against Franklin Strategic Series, as Registrant for the constituent Funds thereof, including the Small-Mid Cap Growth Fund, FAI, and the Trustee/Signatory Defendants.

312. Under Section 34(b) of the Investment Company Act, it is unlawful for any person to make any untrue statement of a material fact in any registration statement, application,

report, account, record, or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to Section 31(a) of the Investment Company Act [15 U.S.C. § 80a -30(a)]. It is also unlawful for any person so filing, transmitting, or keeping any such document, to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

313. Franklin Strategic Series, as Registrant for the constituent Funds thereof, including the Small-Mid Cap Growth Fund, FAI, which participated in the preparation and filing of the registration statements and prospectuses at issue, and the Trustee/Signatory Defendants made misleading statements of material facts in the registration statements (and prospectuses thereon), applications, reports, accounts, records, and/or other documents filed or transmitted pursuant to this title, or the keeping of which is required pursuant to Section 31(a) of the Investment Company Act [15 U.S.C. § 80a-30(a)]. These defendants also omitted to state material facts necessary in order to prevent the statements made therein, in light of the circumstances under which they were made, from being materially misleading as set forth above.

314. Lead Plaintiff and other Holders have been injured as a result of the Franklin Strategic Series', FAI's and the Trustee/Signatory Defendants' misleading statements, material omissions, conduct, and violations.

EIGHTH CLAIM FOR RELIEF

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

[Against FAI, Greg Johnson, Rupert Johnson, Flanagan, and Franklin/Templeton Distributors]

315. Lead Plaintiff hereby incorporates by reference all of the allegations set forth

above as though fully set forth hereafter.

316. This claim is brought on behalf of all Holders pursuant to Section 36(a) of the Investment Company Act, 15 U.S.C. § 80a-35(a), against Franklin Advisers, Greg Johnson, Rupert Johnson, and Flanagan and Franklin/Templeton Distributors (the "Section 36(a) Defendants").

317. Under Section 36(a), the Section 36(a) Defendants are deemed to owe fiduciary duties to Lead Plaintiff and other Holders and are prohibited from engaging in misconduct with respect to FT or the Funds.

318. The Section 36(a) Defendants devised and participated in a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in market timing of the Funds, including the Franklin Small-Mid Cap Growth Fund, throughout the Class Period, solely for their own benefit, and to the detriment of Lead Plaintiff and the Holders, in violation of their fiduciary duties to Lead Plaintiff and other Holders. The Section 36(a) Defendants further failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other Holders could have made informed decisions about the true value and performance of the Funds.

319. Lead Plaintiff and other Holders have been injured as a result of the Section 36(a) Defendants' statements, material omissions, conduct, violations, and excessive fees.

NINTH CLAIM FOR RELIEF

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT

[Against Franklin Advisers; and Franklin/Templeton Distributors]

320. Lead Plaintiff hereby incorporates by reference all of the allegations set forth

above as though fully set forth hereafter.

321. This claim is brought on behalf of all Holders pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), against Franklin Advisers, and Franklin/Templeton Distributors (the "Section 36(b) Defendants").

322. Under Section 36(b) of the Investment Company Act, the Section 36(b) Defendants are deemed to owe a fiduciary duty to Lead Plaintiff and other Holders with respect to the receipt of fees and compensation that such defendants receive for services of a material nature.

323. The Section 36(b) Defendants devised and implemented a scheme to obtain substantial and improper fees and other income for themselves and their affiliates by allowing others to engage in timing of the Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Lead Plaintiff and other Holders. The Section 36(b) Defendants failed to reveal material facts concerning their conduct such that Lead Plaintiff and other Holders were not able to make informed decisions about the true value and performance of the Funds. Moreover, the management agreements between FAI and the Funds, and the distribution agreements between Franklin/Templeton Distributors and the Funds, were not the product of arm's-length bargaining and the fees charged under these agreements did not bear a reasonable relationship to the services rendered under them, especially with respect to the Section 36(b) Defendants' role relating to the market timing activities detailed above.

324. Lead Plaintiff and other Holders have been injured as a result of the Section 36(b) Defendants' breaches of fiduciary duties, which arose out of their misleading statements, material omissions, conduct, and receipt of improper fees.

TENTH CLAIM FOR RELIEF

VIOLATION OF SECTION 48(a) OF THE INVESTMENT COMPANY ACT

[Against Franklin Resources; Franklin Advisers; Charles Johnson; Rupert Johnson; Flanagan; Ashton; Macklin; and Greg Johnson]

325. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

326. This claim is brought on behalf of all Holders pursuant to Section 48(a) of the Investment Company Act, 15 U.S.C. §80a-47, against Franklin Resources, Franklin Advisers, Charles Johnson, Rupert Johnson, Flanagan, Ashton, Macklin, and Greg Johnson (the "Section 48(a) Control Person Defendants").

327. Under Section 48(a) of the Investment Company Act, it is unlawful for any defendant to do indirectly that which, under the Act, it could not do directly.

328. The Section 48(a) Control Person Defendants devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing others to engage in market timing of the Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., Lead Plaintiff and other Holders. Defendants failed to reveal material facts concerning their conduct, such that Lead Plaintiff and other Holders were unable to make informed decisions about the true value and performance of the Funds.

329. Lead Plaintiff and other Holders have been injured as a result of defendants' false and misleading statements, material omissions, conduct, and improper fees, as set forth herein.

330. By virtue of Lead Plaintiff's and the Holders' ownership of the Funds, the representations that the Franklin Strategic Series and the Trustee/Signatory Defendants made in the prospectuses about market timing, and the obligations imposed by law, the FT-affiliated

defendants owed Lead Plaintiff and the Holders fiduciary duties of the highest good faith, integrity and fair dealing.

331. The defendants charged above with primary violations of the Investment Company Act, and each of them, breached their fiduciary duties by engaging in the acts and omissions detailed more fully above, including but not limited to, treating certain mutual fund investors differently than other mutual fund investors; failing to follow their disclosed policy and procedures of preventing market timing; affirmatively allowing certain investors to engage in market timing in exchange for investing in the FT-affiliated defendants' other Funds; and failing to disclose their true practices and procedures to Lead Plaintiff and the Holders.

332. Each of the Section 48(a) Control Person Defendants knew that the other defendants named above as primary violators of the Investment Company Act were breaching their fiduciary duties to Lead Plaintiff and the Holders. Notwithstanding their knowledge, the Section 48(a) Control Person Defendants and each of them, engaged in conduct, hereinbefore described, which rendered substantial assistance to, caused directly or indirectly, and/or encouraged, the breaches of fiduciary duty.

333. As a result of the wrongful conduct of the defendants charged with primary violations of the Investment Company Act and that of the Section 48(a) Control Person Defendants, Lead Plaintiff and the Holders have suffered and will continue to suffer economic losses and other general and specific damages, all in an amount to be determined according to proof.

VIOLATIONS OF STATE AND COMMON LAW

ELEVENTH CLAIM FOR RELIEF

BREACH OF FIDUCIARY DUTY/CONSTRUCTIVE FRAUD

[Against Franklin Resources; Franklin Advisers; Franklin Strategic Series; the Trustee/Signatory Defendants; and Franklin/Templeton Distributors]

334. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully restated herein.

335. This claim is brought on behalf of all Holders against Franklin Resources, Franklin Advisers, Franklin Strategic Series, the Trustee/Signatory Defendants, and Franklin/Templeton Distributors.

336. These defendants owed fiduciary duties to Lead Plaintiff and the Holders to use reasonable care and skill in operating, administering, issuing, underwriting, distributing, and managing the Funds. They also had the fiduciary duty of loyalty which prohibited them from self-dealing for their own benefit at the expense of the Holders and the Funds. As a part of their fiduciary duties to Lead Plaintiff and the Holders, the aforementioned defendants also owed a duty to make a full and truthful disclosure of all material facts, to ensure that their representations regarding market timing were complete and accurate, and to ensure that actions were taken to protect Holders of shares in the Funds from damage caused to their investments from market timing.

337. Defendants named in this Claim intentionally or recklessly breached their fiduciary duties by allowing favored investors to conduct timed trading in the Funds, by making misleading statements and concealing the existence of such market timing, and by placing their own financial interests above those of Lead Plaintiff and the Holders.

338. These defendants breached their fiduciary duties to Lead Plaintiff and the

Holders, tended to deceive, violated public and private confidence, and injured public interests.

339. Lead Plaintiff and the Holders suffered injury as a result of these defendants' conduct in the form of, inter alia, the following: increased transaction costs; deviation from stated investment objectives and lost market opportunities because the FT family of funds had to keep excessive cash on hand to pay out timers' redemptions; lower NAVs; reduced investment performance; and increased management fees.

340. Defendants' breaches of their fiduciary duties proximately caused the damages suffered by Lead Plaintiff and the Holders.

TWELFTH CLAIM FOR RELIEF

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

[Against Franklin Resources; Franklin Advisers; FTAS; Calugar; SBI; DCIP; Greg Johnson; William Post; the Broker Defendants; Stern; Canary; the Market Timing Defendants; and the Clearing Defendants]

341. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

342. This claim is brought on behalf of all Holders against Franklin Resources, Franklin Advisers, FTAS, Greg Johnson, the Broker Defendants, Calugar, SBI, DCIP and the other Market Timing Defendants, including Stern and Canary, and the Clearing Defendants.

343. As alleged above, the FT-affiliated defendants owed fiduciary duties to Lead Plaintiff and the Holders. Those duties were breached when those defendants, among other things, permitted favored investors to market time in the Funds, and made misleading statements in, and omitted material facts from, the Funds' prospectuses and registration statements.

344. Defendants named in this Claim knowingly aided, encouraged, cooperated and/or participated in, and substantially assisted the FT-affiliated defendants named in the Eleventh

Claim in breaching their fiduciary duties.

345. As a result of these defendants' conduct, Lead Plaintiff and the Holders suffered damages.

THIRTEENTH CLAIM FOR RELIEF

UNJUST ENRICHMENT

[Against All Defendants]

346. Lead Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully restated herein.

347. This claim is brought on behalf of all Holders against all defendants.

348. Lead Plaintiff and the Holders conferred a benefit on the defendants. Defendants derived management fees, profits, and other benefits and were otherwise unjustly enriched from transactions connected with the FT family of funds, to the detriment of Lead Plaintiff and the Holders.

349. Defendants' enrichment is directly and causally related to the detriment of Lead Plaintiff and the other Holders.

350. The benefit was accepted by defendants under such circumstances that it would be inequitable for it to be retained without payment. As alleged above, many of the defendants, inter alia, breached their fiduciary duties to Lead Plaintiff and the Holders and/or aided and abetted said breaches of fiduciary duty, and therefore defendants are not justified to retain the benefits conferred upon them.

351. As a result of all of the defendants' conduct, Lead Plaintiff and the other Holders suffered damages.

PRAYER FOR RELIEF

WHEREFORE, Lead Plaintiff, on behalf of itself and the members of the Class, prays for relief and judgment, as follows:

a. Determining that this action is a proper class action and appointing Lead Plaintiff as a representative of the Class under Rule 23 of the Federal Rules of Civil Procedure;

b. Awarding compensatory damages in favor of Lead Plaintiff and members of the Class against all defendants for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

c. Awarding Lead Plaintiff and the Class members restitution, disgorgement of the unjustly earned profits of defendants, and punitive damages;

d. An Order for equitable restitution and other appropriate equitable monetary relief against the defendants;

e. Awarding Lead Plaintiff and the other Class members their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

f. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Lead Plaintiff hereby demands a trial by jury.

Dated: September 29, 2004
New York, New York

WOLF POPPER LLP

By: /s/
Marian P. Rosner
Chet B. Waldman
Andrew E. Lencyk
Wolf Popper LLP
845 Third Avenue
New York, NY 10022
Tel.: (212) 759-4600
Fax: (212) 486-2093

Attorneys for Lead Plaintiff, the Deferred Compensation Plan for Employees of Nassau County

Dated: September 29, 2004
Baltimore, MD

TYDINGS & ROSENBERG LLP

By: /s/
William C. Sammons, Fed Bar No. 02366
John B. Isbister, Fed Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Tel: (410) 752-9700
Fax: (410) 727-5460

Liaison Counsel

Paul J. Napoli
Napoli, Kaiser & Bern, LLP
115 Broadway
New York, NY 10006
Tel.: (212) 267-3700

David Boies III
Kenneth G. Walsh
Straus & Boies, LLP
2 Depot Plaza, 2d Floor
Bedford Hills, NY 10507
Tel.: (914) 244-3200

Of Counsel

Exhibit A

Excerpts from "Exhibit A" to the Amended Complaint in
SEC v. Druffner, et al., Civ. Action No. 03-12154-NMG (D. Mass.),
filed on or about July 2004

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
ACM/Alliance										
1/5/01	P	0BB-19959	PENTAGON PERF. PARTNERS	DF	23841.962	ALLNC BF FD US GOV/A	ABUSX	7.34	$175,000	3/13/00
1/10/01	H	0BB-96727	HEADSTART B-P12	14	13717.421	ALLNC BF FD US GOV/A	ABUSX	7.29	$100,000	12/18/00
1/10/01	H	0BB-96732	HEADSTART B-P14	14	13717.421	ALLNC BF FD US GOV/A	ABUSX	7.29	$100,000	12/22/00
1/17/01	H	0BB-96640	CIBC CAYMAN CP-2	MD	5502.063	ALLNC BF FD US GOV/A	ABUSX	7.27	$40,000	4/14/00
1/18/01	C	0BB-96713	CIBC CAYMAN XP-4	14	4846.686	ALLIANCE TECHNO A	ALTFX	101.10	$490,000	12/6/00
1/25/01	H	0BB-96746	HEADSTART B-P15	14	27624.309	ALLNC BF FD US GOV/A	ABUSX	7.24	$200,000	1/24/01
2/14/01	H	0BB-96749	CIBC CAYMAN CP-8	MD	55172.414	ALLNC BF FD US GOV/A	ABUSX	7.25	$400,000	2/1/01
2/23/01	R	0BB-96717	BLUE SPRUCE INC.	15	17316.017	ALLIANCE INTRNTL A	ALIFX	11.55	$200,000	12/8/00
3/6/01	H	0BB-96708	CIBC CAYMAN CP-7	14	13717.421	ALLNC BF FD US GOV/A	ABUSX	7.29	$100,000	11/20/00
3/7/01	H	0BB-96640	CIBC CAYMAN CP-2	MD	7481.297	ALLIANCE BAL SHS CLA	CABNX	16.04	$120,000	4/14/00
3/7/01	H	0BB-96746	HEADSTART B-P15	14	28702.641	ALLNC AMER ICM PTA	AGAAY	8.71	$250,000	1/24/01
3/9/01	H	041-96586	ISIS 401 LIMITED 1	14	12570.71	ALLIANCE BAL SHS CLA	CABNX	15.91	$200,000	2/15/01
3/9/01	H	041-96587	MANDRAKE 401 LIMITED 1	14	12570.71	ALLIANCE BAL SHS CLA	CABNX	15.91	$200,000	2/28/01
3/13/01	H	041-96587	MANDRAKE 401 LIMITED 1	14	28801.843	ALLNC AMER ICM PTA	AGAAY	8.68	$250,000	2/28/01
3/14/01	H	041-96588	ISIS 401 LIMITED 2	14	27322.404	ALLNC BF FD US GOV/A	ABUSX	7.32	$200,000	3/14/01
3/16/01	H	041-96589	MANDRAKE 401 LIMITED 2	14	20408.163	ALLNC BF FD US GOV/A	ABUSX	7.35	$150,000	3/15/01
4/5/01	H	041-96592	CIBC CAYMAN CP-9	MD	27510.316	ALLNC BF FD US GOV/A	ABUSX	7.27	$200,000	4/5/01
4/9/01	H	041-96592	CIBC CAYMAN CP-9	MD	29377.203	ALLNC AMER ICM PTA	AGAAY	8.51	$250,000	4/5/01
4/10/01	H	041-96586	ISIS 401 LIMITED 1	14	29515.939	ALLNC AMER ICM PTA	AGAAY	8.47	$250,000	2/15/01
4/10/01	H	041-96590	ISIS 401 LIMITED 3	14	27624.309	ALLNC BF FD US GOV/A	ABUSX	7.24	$200,000	3/15/01
4/18/01	H	041-96591	APOLLO 1	14	15772.871	ALLIANCE BAL SHS CLA	CABNX	15.85	$250,000	3/28/01
4/19/01	H	041-96595	APOLLO 2	14	34770.515	ALLNC BF FD US GOV/A	ABUSX	7.19	$250,000	4/18/01
4/25/01	H	ERS-95308	AQUILLA 401 LIMITED 1	14	15862.944	ALLIANCE BAL SHS CLA	CABNX	15.76	$250,000	4/25/01
4/25/01	R	0BB-96720	PINE HILLS INC.	14	26315.789	ALLIANCE INTRNTL A	ALIFX	11.40	$300,000	12/8/00
4/25/01	R	0BB-96721	ROCK HILL INC.	15	26315.789	ALLIANCE INTRNTL A	ALIFX	11.40	$300,000	12/8/00
4/27/01	H	041-96596	MANDRAKE 401 LIMITED 3	14	15644.556	ALLIANCE BAL SHS CLA	CABNX	15.98	$250,000	4/27/01
5/1/01	G	0BB-96760	STRATEGIC INVESTORS	49	18198.643	ALLIANCE NEW EURO A	ANEAX	16.21	$295,000	3/7/01
5/1/01	H	0BB-96694	CIBC CAYMAN CP-6	MD	1245.33	ALLIANCE BAL SHS CLA	CABNX	16.06	$20,000	9/13/00
5/9/01	H	0BB-96665	CIBC CAYMAN CP-4	MD	29691.211	ALLNC AMER ICM PTA	AGAAY	8.42	$250,000	6/15/00
5/11/01	H	041-96591	APOLLO 1	14	30084.236	ALLNC AMER ICM PTA	AGAAY	8.31	$250,000	3/28/01
5/11/01	H	041-96596	MANDRAKE 401 LIMITED 3	14	30084.236	ALLNC AMER ICM PTA	AGAAY	8.31	$250,000	4/27/01
5/14/01	G	0BB-96760	STRATEGIC INVESTORS	49	24777.716	ALLIANCE NEW EURO A	ANEAX	15.41	$381,825	3/7/01
5/24/01	G	0BB-96760	STRATEGIC INVESTORS	49	24787.158	ALLIANCE NEW EURO A	ANEAX	15.73	$389,902	3/7/01
5/24/01	H	041-96589	MANDRAKE 401 LIMITED 2	14	23876.404	ALLNC BF FD US GOV/A	ABUSX	7.12	$170,000	3/15/01

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
11/20/02	C	0BB-96658	CIBC CAYMAN XP-2	MD	13774.105	FPA NEW INCOME INC	FPNIX	10.89	$150,000	6/7/00
12/4/02	C	0BB-96713	CIBC CAYMAN XP-4	MD	6672.598	FPA NEW INCOME INC	FPNIX	11.24	$75,000	12/6/00
12/5/02	C	0BB-96657	CIBC CAYMAN XP-1	MD	8399.646	FPA NEW INCOME INC	FPNIX	11.31	$95,000	6/2/00
1/14/03	C	041-96626	RODGARS ALS INC II	DA	9124.088	FPA NEW INCOME INC	FPNIX	10.96	$100,000	8/7/02
1/17/03	C	041-96625	EVBO INC II	50	13673.655	FPA NEW INCOME INC	FPNIX	10.97	$150,000	8/7/02
1/17/03	C	ERS-95335	HAVERS INC II	15	11394.713	FPA NEW INCOME INC	FPNIX	10.97	$125,000	4/8/02
1/23/03	C	041-96606	ABBY MILLS INC	AD	10473.588	FPA NEW INCOME INC	FPNIX	10.98	$115,000	5/11/00
2/7/03	C	0BB-96803	RODGARS ALS INC	DA	12272.727	FPA NEW INCOME INC	FPNIX	11	$135,000	5/11/00
2/24/03	C	ERS-95354	CIBC CAYMAN XP-7	B6	15880.218	FPA NEW INCOME INC	FPNIX	11.02	$175,000	2/5/03
2/25/03	C	041-96607	BUCKHANNON INC	AD	14519.056	FPA NEW INCOME INC	FPNIX	11.02	$160,000	5/11/00
2/27/03	C	0BB-96659	CIBC CAYMAN XP-3	MD	15865.82	FPA NEW INCOME INC	FPNIX	11.03	$175,000	6/7/00
3/12/03	C	ERS-95333	OXBO INC. II	50	9562.842	FPA NEW INCOME INC	FPNIX	10.98	$105,000	4/3/02
3/19/03	C	041-96608	HAVERS INC	AF	13648.772	FPA NEW INCOME INC	FPNIX	10.99	$150,000	5/11/00
									$2,959,995	
Franklin Templeton										
1/8/01	H	0BB-96694	CIBC CAYMAN CP-6	MD	18355.36	FKLN CU FD USG SEC A	FKUSX	6.81	$125,000	9/13/00
1/8/01	H	0BB-96708	CIBC CAYMAN CP-7	14	17621.145	FKLN CU FD USG SEC A	FKUSX	6.81	$120,000	11/20/00
1/11/01	G	0BB-96705	ANALYTICAL INVESTORS	41	12911.556	MUTUAL EUROPN FD CLA	TEMIX	15.49	$200,000	11/3/00
1/18/01	G	0BB-96359	GLOBAL ANALYTICAL	49	35561.878	TEMP ASIAN GROWTH A	TFEFY	7.03	$250,000	5/19/98
1/23/01	G	0BB-96359	GLOBAL ANALYTICAL	49	27777.778	TEMP ASIAN GROWTH A	TFEFY	7.20	$200,000	5/19/98
1/29/01	P	0BB-96748	PENTAGON PERF. PARTNERS	DF	44117.647	FKLN CU FD USG SEC A	FKUSX	6.80	$300,000	1/29/01
1/30/01	G	0BB-96680	GACF, N.V.	J3	64102.564	TEMP ASIAN GROWTH A	TFEFY	7.02	$450,000	7/28/00
2/5/01	H	0BB-96746	HEADSTART B-P15	14	42772.861	FKLN CU FD USG SEC A	FKUSX	6.78	$290,000	1/24/01
2/6/01	H	0BB-96677	CIBC CAYMAN CP-5	MD	13293.944	FKLN CU FD USG SEC A	FKUSX	6.77	$90,000	7/18/00
2/6/01	H	0BB-96708	CIBC CAYMAN CP-7	14	29542.097	FKLN CU FD USG SEC A	FKUSX	6.77	$200,000	11/20/00
2/8/01	H	0BB-96695	HEADSTART B-P10	DF	22123.894	FKLN CU FD USG SEC A	FKUSX	6.78	$150,000	9/13/00
2/8/01	H	0BB-96709	HEADSTART B-P11	14	22123.894	FKLN CU FD USG SEC A	FKUSX	6.78	$150,000	11/22/00
2/8/01	H	0BB-96727	HEADSTART B-P12	14	22123.894	FKLN CU FD USG SEC A	FKUSX	6.78	$150,000	12/18/00
2/8/01	H	0BB-96732	HEADSTART B-P14	14	22123.894	FKLN CU FD USG SEC A	FKUSX	6.78	$150,000	12/22/00
2/14/01	H	0BB-96694	CIBC CAYMAN CP-6	MD	20120.724	FKLN STRATG ICFD	FRSTX	9.94	$200,000	9/13/00
2/14/01	H	0BB-96749	CIBC CAYMAN CP-8	MD	73333.333	FKLN CU FD USG SEC A	FKUSX	6.75	$495,000	2/1/01
2/16/01	H	041-96586	ISIS 401 LIMITED 1	14	20161.29	FKLN STRATG ICFD	FRSTX	9.92	$200,000	2/15/01
2/22/01	H	0BB-96694	CIBC CAYMAN CP-6	MD	59171.598	FKLN CU FD USG SEC A	FKUSX	6.76	$400,000	9/13/00
2/23/01	H	0BB-96695	HEADSTART B-P10	DF	7374.631	FKLN CU FD USG SEC A	FKUSX	6.78	$50,000	9/13/00

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
2/23/01	H	0BB-96708	CIBC CAYMAN CP-7	14	18436.578	FKLN CU FD USG SEC A	FKUSX	6.78	$125,000	11/20/00
2/23/01	H	0BB-96709	HEADSTART B-P11	14	11061.947	FKLN CU FD USG SEC A	FKUSX	6.78	$75,000	11/22/00
2/23/01	H	0BB-96749	CIBC CAYMAN CP-8	MD	29498.525	FKLN CU FD USG SEC A	FKUSX	6.78	$200,000	2/1/01
2/26/01	H	041-96586	ISIS 401 LIMITED 1	14	14727.541	FKLN CU FD USG SEC A	FKUSX	6.79	$100,000	2/15/01
3/12/01	G	0BB-96750	INVESTMENT CONSULTANTS	49	45454.545	FRANKLN SHRT I/USG A	FRGVX	10.45	$475,000	2/1/01
3/13/01	G	0BB-96705	ANALYTICAL INVESTORS	41	17921.147	TEMP EUROFD EQTY	TEMPY	13.95	$250,000	11/3/00
3/13/01	G	0BB-96705	ANALYTICAL INVESTORS	41	12677.485	TEMP GLB GROWTH A	TGGAY	19.72	$250,000	11/3/00
3/14/01	H	041-96588	ISIS 401 LIMITED 2	14	20449.898	FKLN STRATG ICFD	FRSTX	9.78	$200,000	3/14/01
3/16/01	H	041-96589	MANDRAKE 401 LIMITED 2	14	20533.881	FKLN STRATG ICFD	FRSTX	9.74	$200,000	3/15/01
3/19/01	H	041-96590	ISIS 401 LIMITED 3	14	20554.985	FKLN STRATG ICFD	FRSTX	9.73	$200,000	3/15/01
3/22/01	G	0BB-96696	CAPITAL INVESTORS	49	32502.709	TEMPLETON FOREIGN A	TEMFX	9.23	$300,000	9/21/00
3/22/01	G	0BB-96705	ANALYTICAL INVESTORS	41	45778.23	TEMPLETON DEV MKTS A	TEDMX	9.83	$450,000	11/3/00
4/4/01	H	041-96591	APOLLO 1	14	13970.588	FKLN CU FD USG SEC A	FKUSX	6.80	$95,000	3/28/01
4/5/01	H	041-96591	APOLLO 1	14	16298.633	FKLN STRATG ICFD	FRSTX	9.51	$155,000	3/28/01
4/5/01	H	041-96592	CIBC CAYMAN CP-9	MD	18409.426	FKLN CU FD USG SEC A	FKUSX	6.79	$125,000	4/5/01
4/9/01	H	041-96592	CIBC CAYMAN CP-9	MD	13144.059	FKLN STRATG ICFD	FRSTX	9.51	$125,000	4/5/01
4/10/01	P	041-96593	PENTAGON PERF. PARTNERS	15	27982.327	FKLN CU FD USG SEC A	FKUSX	6.79	$190,000	4/6/01
4/10/01	P	0BB-96758	PENTAGON MGMT. PARTNERS	15	44182.622	FKLN CU FD USG SEC A	FKUSX	6.79	$300,000	2/28/01
4/18/01	H	041-96595	APOLLO 2	14	26205.451	FKLN STRATG ICFD	FRSTX	9.54	$250,000	4/18/01
4/19/01	G	0BB-96359	GLOBAL ANALYTICAL	49	32514.451	TEMP EUROFD EQTY	TEMPY	13.84	$450,000	5/19/98
4/19/01	G	0BB-96680	GACF, N.V.	J3	32679.739	TEMP EUROFD EQTY	TEMPY	13.77	$450,000	7/28/00
4/19/01	G	0BB-96705	ANALYTICAL INVESTORS	41	33405.955	TEMP EUROFD EQTY	TEMPY	13.77	$460,000	11/3/00
4/23/01	H	041-96587	MANDRAKE 401 LIMITED 1	14	44052.863	FKLN CU FD USG SEC A	FKUSX	6.81	$300,000	2/28/01
4/23/01	P	041-96594	PENTAGON MGMT. PARTNERS	15	36710.72	FKLN CU FD USG SEC A	FKUSX	6.81	$250,000	4/6/01
4/25/01	C	0BB-96713	CIBC CAYMAN XP-4	14	16675.931	TEMPLETON GROWTH A	TEPLX	17.99	$300,000	12/6/00
4/25/01	H	ERS-95308	AQUILLA 401 LIMITED 1	14	26260.504	FKLN STRATG ICFD	FRSTX	9.52	$250,000	4/25/01
4/27/01	H	041-96596	MANDRAKE 401 LIMITED 3	14	26123.302	FKLN STRATG ICFD	FRSTX	9.57	$250,000	4/27/01
5/25/01	H	041-96588	ISIS 401 LIMITED 2	50	29733.728	FKLN CU FD USG SEC A	FKUSX	6.76	$201,000	3/14/01
6/1/01	P	041-96598	PMP 4	15	39881.832	FKLN CU FD USG SEC A	FKUSX	6.77	$270,000	5/24/01
6/5/01	G	0BB-96359	GLOBAL ANALYTICAL	49	17500	TEMP ASIAN GROWTH A	TFEFY	6.80	$119,000	5/19/98
6/5/01	H	0BB-96784	OBERON 401 LIMITED 1	14	51399.116	FKLN CU FD USG SEC A	FKUSX	6.79	$349,000	6/5/01
6/21/01	P	0BB-96785	MANAGEMENT 5	15	51395.007	FKLN CU FD USG SEC A	FKUSX	6.81	$350,000	6/7/01
6/25/01	H	041-96590	ISIS 401 LIMITED 3	50	14787.701	FKLN CU FD USG SEC A	FKUSX	6.83	$101,000	3/15/01
6/25/01	P	041-96597	PPP 4	15	36603.221	FKLN CU FD USG SEC A	FKUSX	6.83	$250,000	5/24/01
7/6/01	H	041-96600	ISIS 401 LIMITED 4	50	36927.622	FKLN CU FD USG SEC A	FKUSX	6.77	$250,000	7/2/01
7/6/01	H	0BB-96790	OBERON 401 LIMITED 2	50	36927.622	FKLN CU FD USG SEC A	FKUSX	6.77	$250,000	7/2/01

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
7/6/01	H	ERS-95310	MERCUTIO 401 LIMITED 2	15	36927.622	FKLN CU FD USG SEC A	FKUSX	6.77	$250,000	7/2/01
7/6/01	H	ERS-95311	AQUILLA 401 LIMITED 2	15	37666.174	FKLN CU FD USG SEC A	FKUSX	6.77	$255,000	7/2/01
7/17/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	50052.029	TEMPLETON FOREIGN A	TEMFX	9.61	$481,000	5/14/01
7/17/01	G	0BB-96792	GLOBAL STRATEGIES	49	49115.505	TEMPLETON FOREIGN A	TEMFX	9.61	$472,000	7/5/01
7/25/01	G	0BB-96359	GLOBAL ANALYTICAL	49	38034.865	TEMP ASIAN GROWTH A	TFEFY	6.31	$240,000	5/19/98
7/25/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	25052.192	TEMPLETON FOREIGN A	TEMFX	9.58	$240,000	5/14/01
7/25/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	17629.846	TEMPETON FRGN SM CO	FINEX	13.67	$241,000	5/14/01
7/25/01	G	0BB-96792	GLOBAL STRATEGIES	49	25052.192	TEMPLETON FOREIGN A	TEMFX	9.58	$240,000	7/5/01
7/25/01	G	0BB-96792	GLOBAL STRATEGIES	49	17629.846	TEMPETON FRGN SM CO	FINEX	13.67	$241,000	7/5/01
7/25/01	R	0BB-96782	PINE HILLS INC. II	DF	41753.653	TEMPLETON FOREIGN A	TEMFX	9.58	$400,000	6/4/01
8/10/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	25287.474	TEMPLETON FOREIGN A	TEMFX	9.74	$246,300	5/14/01
8/10/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	17805.938	TEMPETON FRGN SM CO	FINEX	13.81	$245,900	5/14/01
8/10/01	G	0BB-96792	GLOBAL STRATEGIES	49	25256.674	TEMPLETON FOREIGN A	TEMFX	9.74	$246,000	7/5/01
8/16/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	24468.085	TEMPLETON FOREIGN A	TEMFX	9.87	$241,500	5/14/01
8/16/01	G	0BB-96792	GLOBAL STRATEGIES	49	24457.953	TEMPLETON FOREIGN A	TEMFX	9.87	$241,400	7/5/01
8/16/01	G	0BB-96792	GLOBAL STRATEGIES	49	17510.854	TEMPETON FRGN SM CO	FINEX	13.82	$242,000	7/5/01
8/22/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	20426.829	TEMPLETON FOREIGN A	TEMFX	9.84	$201,000	5/14/01
8/22/01	G	0BB-96792	GLOBAL STRATEGIES	49	24146.341	TEMPLETON FOREIGN A	TEMFX	9.84	$237,600	7/5/01
8/22/01	G	0BB-96792	GLOBAL STRATEGIES	49	17461.595	TEMPETON FRGN SM CO	FINEX	13.67	$238,700	7/5/01
8/24/01	G	0BB-96359	GLOBAL ANALYTICAL	49	154112.554	TEMP KOREA FD ACC	TKORY	2.31	$356,000	5/19/98
8/24/01	G	0BB-96359	GLOBAL ANALYTICAL	49	38819.876	TEMP ASIAN GROWTH A	TFEFY	6.44	$250,000	5/19/98
8/24/01	G	0BB-96359	GLOBAL ANALYTICAL	49	44827.586	TEMPLETON JAPAN FDA	TJPAY	7.25	$325,000	5/19/98
8/24/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	77298.851	TEMP THAILAND FD ACC	TPTHY	3.48	$269,000	5/14/01
8/24/01	G	0BB-96792	GLOBAL STRATEGIES	49	31345.566	TEMP ASIAN GROWTH A	TFEFY	6.54	$205,000	7/5/01
8/31/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	24726.522	TEMPLETON FOREIGN A	TEMFX	9.69	$239,600	5/14/01
8/31/01	G	0BB-96792	GLOBAL STRATEGIES	49	24871.001	TEMPLETON FOREIGN A	TEMFX	9.69	$241,000	7/5/01
9/20/01	H	0BB-96708	CIBC CAYMAN CP-7	MD	31217.482	FKLN TEMPL US GOV A	TUSGY	9.61	$300,000	11/20/00
9/24/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	46715.402	TEMPLTN PAC GR FD	FKPGX	5.27	$246,190	5/14/01
9/24/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	47248.577	TEMPLTN PAC GR FD	FKPGX	5.27	$249,000	5/14/01
9/24/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	30097.087	TEMPLETON FOREIGN A	TEMFX	8.24	$248,000	5/14/01
9/24/01	G	0BB-96792	GLOBAL STRATEGIES	49	62061.076	TEMPLTN PAC GR FD	FKPGX	5.27	$327,062	7/5/01
9/24/01	G	0BB-96792	GLOBAL STRATEGIES	49	47248.577	TEMPLTN PAC GR FD	FKPGX	5.27	$249,000	7/5/01
9/25/01	G	0BB-96359	GLOBAL ANALYTICAL	49	9337.861	TEMP ASIAN GROWTH A	TFEFY	5.89	$55,000	5/19/98
9/25/01	G	0BB-96752	INTERNATIONAL ADVISORS	49	1647.446	TEMP ASIAN GROWTH A	TFEFY	6.07	$10,000	2/14/01
9/27/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	45708.955	TEMPLTN PAC GR FD	FKPGX	5.36	$245,000	5/14/01
9/27/01	G	0BB-96792	GLOBAL STRATEGIES	49	29285.714	TEMPLETON FOREIGN A	TEMFX	8.40	$246,000	7/5/01

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
10/2/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	42753.623	TEMPLTN PAC GR FD	FKPGX	5.52	$236,000	5/14/01
10/5/01	G	0BB-96792	GLOBAL STRATEGIES	49	28228.571	TEMPLETON FOREIGN A	TEMFX	8.75	$247,000	7/5/01
10/16/01	G	0BB-96792	GLOBAL STRATEGIES	49	42456.14	TEMPLTN PAC GR FD	FKPGX	5.70	$242,000	7/5/01
10/19/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	42930.728	TEMPLTN PAC GR FD	FKPGX	5.63	$241,700	5/14/01
10/19/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	28290.398	TEMPLETON FOREIGN A	TEMFX	8.54	$241,600	5/14/01
10/19/01	G	0BB-96792	GLOBAL STRATEGIES	49	43161.634	TEMPLTN PAC GR FD	FKPGX	5.63	$243,000	7/5/01
10/19/01	G	0BB-96792	GLOBAL STRATEGIES	49	43055.062	TEMPLTN PAC GR FD	FKPGX	5.63	$242,400	7/5/01
10/19/01	G	0BB-96792	GLOBAL STRATEGIES	49	28430.913	TEMPLETON FOREIGN A	TEMFX	8.54	$242,800	7/5/01
10/19/01	H	0BB-96708	CIBC CAYMAN CP-7	MD	5175.983	FKLN TEMPL US GOV A	TUSGY	9.66	$50,000	11/20/00
10/25/01	G	0BB-96752	INTERNATIONAL ADVISORS	49	117431.193	TEMP KOREA FD ACC	TKORY	2.18	$256,000	2/14/01
10/25/01	G	0BB-96752	INTERNATIONAL ADVISORS	49	64912.281	TEMP THAILAND FD ACC	TPTHY	2.85	$185,000	2/14/01
10/25/01	G	0BB-96761	EQUITY INVESTORS	49	57894.737	TEMP THAILAND FD ACC	TPTHY	2.85	$165,000	3/7/01
11/1/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	42605.634	TEMPLTN PAC GR FD	FKPGX	5.68	$242,000	5/14/01
11/2/01	G	0BB-96761	EQUITY INVESTORS	49	15570.934	TEMP THAILAND FD ACC	TPTHY	2.89	$45,000	3/7/01
11/7/01	H	041-96592	CIBC CAYMAN CP-9	MD	30832.477	FKLN TEMPL US GOV A	TUSGY	9.73	$300,000	4/5/01
11/13/01	G	0BB-96792	GLOBAL STRATEGIES	49	40549.828	TEMPLTN PAC GR FD	FKPGX	5.82	$236,000	7/5/01
11/23/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	39635.762	TEMPLTN PAC GR FD	FKPGX	6.04	$239,400	5/14/01
11/29/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	19272.582	TEMPETON FRGN SM CO	FINEX	12.51	$241,100	5/14/01
11/29/01	G	0BB-96792	GLOBAL STRATEGIES	49	39866.444	TEMPLTN PAC GR FD	FKPGX	5.99	$238,800	7/5/01
12/4/01	C	0BB-96716	CIBC CAYMAN XP-6	MD	18,436.58	MUTUAL BEACON FD CLA	TEBIX	13.56	$250,000	12/7/00
12/4/01	G	0BB-96772	GLOBAL EQUITY CONSULTANTS	J3	18895.899	TEMPETON FRGN SM CO	FINEX	12.68	$239,600	5/14/01
12/4/01	G	0BB-96792	GLOBAL STRATEGIES	49	40166.113	TEMPLTN PAC GR FD	FKPGX	6.02	$241,800	7/5/01
1/2/02	H	041-96599	CIBC CAYMAN CP-10	M5	34282.7	FKLN TEMPL US GOV A	TUSGY	9.48	$325,000	6/15/01
1/4/02	H	041-96609	CIBC CAYMAN CP-11	MD	42000	FKLN TEMPL US GOV A	TUSGY	9.50	$399,000	8/17/01
1/14/02	P	ERS-95323	PENT. PERF. 9	AF	14556.041	FKLN CU FD USG SEC A	FKUSX	6.87	$100,000	12/6/01
1/17/02	G	0BB-96705	ANALYTICAL INVESTORS	41	333.333	TEMPLETON EMG MKTS A	TEMAY	12	$4,000	11/3/00
1/17/02	R	0BB-96812	BLUE SPRUCE INC. II	14	109890.11	TEMPLETON FOREIGN A	TEMFX	9.10	$1,000,000	10/2/01
1/23/02	G	0BB-96750	INVESTMENT CONSULTANTS	41	36973.345	TEMPLETON EMG MKTS A	TEMAY	11.63	$430,000	2/1/01
1/23/02	P	ERS-95313	P 7	15	14619.883	FKLN CU FD USG SEC A	FKUSX	6.84	$100,000	8/29/01
2/13/02	C	0BB-96802	OXBO INC	50	15,515.90	MUTUAL BEACON FD CLA	TEBIX	12.89	$200,000	5/11/00
2/13/02	G	0BB-96705	ANALYTICAL INVESTORS	41	53106.383	TEMPLETON EMG MKTS A	TEMAY	11.75	$624,000	11/3/00
2/13/02	G	0BB-96750	INVESTMENT CONSULTANTS	41	62730.627	TEMPLETON JAPAN FDA	TJPAY	5.42	$340,000	2/1/01
2/13/02	G	0BB-96750	INVESTMENT CONSULTANTS	41	54093.567	TEMP ASIAN GROWTH	TFEFY	6.84	$370,000	2/1/01
2/19/02	P	ERS-95319	MAN 7	15	15118.79	FKLN STRATG ICFD	FRSTX	9.26	$140,000	10/16/01
2/20/02	R	0BB-96829	WHITESPRUCE INC. III	14	55493.896	TEMPLETON FOREIGN A	TEMFX	9.01	$500,000	12/26/01
2/22/02	H	041-96613	CIBC CAYMAN CP-12	M5	10834.236	FKLN STRATG ICFD	FRSTX	9.23	$100,000	10/9/01

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
2/25/02	H	041-96611	ISIS 401 LIMITED 5	50	14084.507	FKLN STRATG ICFD	FRSTX	9.23	$130,000	9/5/01
2/28/02	P	ERS-95324	PMP 401 - 8	AF	14492.754	FKLN CU FD USG SEC A	FKUSX	6.90	$100,000	12/6/01
3/1/02	G	0BB-96825	FOREIGN EQUITY CAPITAL	86	20893.372	TEMP ASIAN GROWTH	TFEFY	6.94	$145,000	12/24/01
3/1/02	G	0BB-96825	FOREIGN EQUITY CAPITAL	86	53271.812	TEMPLETON EMG MKTS A	TEMAY	11.92	$635,000	12/24/01
3/1/02	P	ERS-95313	P 7	15	26590.198	FKLN TEMPL US GOV A	TUSGY	9.59	$255,000	8/29/01
3/1/02	P	ERS-95323	PENT. PERF. 9	AF	24296.142	FKLN TEMPL US GOV A	TUSGY	9.59	$233,000	12/6/01
3/4/02	G	0BB-96825	FOREIGN EQUITY CAPITAL	86	66480.447	TEMP ASIAN GROWTH	TFEFY	7.16	$476,000	12/24/01
3/7/02	P	ERS-95318	PERF 8	15	24658.972	FKLN TEMPL US GOV A	TUSGY	9.53	$235,000	10/4/01
3/11/02	G	0BB-96825	FOREIGN EQUITY CAPITAL	86	18174.475	TEMPLETON EMG MKTS A	TEMAY	12.38	$225,000	12/24/01
3/13/02	P	041-96610	PP6	AF	14727.541	FKLN CU FD USG SEC A	FKUSX	6.79	$100,000	8/17/01
3/15/02	G	0BB-96826	INT'L CAPITAL CONSULTANTS	86	46384.72	TEMP ASIAN GROWTH	TFEFY	7.33	$340,000	12/24/01
3/15/02	G	0BB-96826	INT'L CAPITAL CONSULTANTS	86	34285.714	TEMPLETON EMG MKTS A F	TEMAY	12.25	$420,000	12/24/01
3/15/02	G	0BB-96826	INT'L CAPITAL CONSULTANTS	86	52166.934	TEMPLETON JAPAN FDA	TJPAY	6.23	$325,000	12/24/01
3/19/02	H	041-96599	CIBC CAYMAN CP-10	M5	18463.811	FKLN CU FD USG SEC A	FKUSX	6.77	$125,000	6/15/01
3/19/02	H	ERS-95326	MANDRAKE 401 LIMITED 4	50	22156.573	FKLN CU FD USG SEC A	FKUSX	6.77	$150,000	1/7/02
3/20/02	P	ERS-95312	MP6	AF	14792.899	FKLN CU FD USG SEC A	FKUSX	6.76	$100,000	8/28/01
4/5/02	C	ERS-95333	OXBO INC. II	50	45588.235	FKLN CU FD USG SEC A	FKUSX	6.80	$310,000	4/3/02
4/8/02	C	ERS-95334	JST PAN INC. II	50	47794.118	FKLN CU FD USG SEC A	FKUSX	6.80	$325,000	4/3/02
4/9/02	H	041-96599	CIBC CAYMAN CP-10	M5	5274.262	FKLN TEMPL US GOV A	TUSGY	9.48	$50,000	6/15/01
4/10/02	G	0BB-96825	FOREIGN EQUITY CAPITAL	86	48322.148	TEMP ASIAN GROWTH	TFEFY	7.45	$360,000	12/24/01
4/16/02	G	0BB-96826	INT'L CAPITAL CONSULTANTS	86	35807.292	TEMP ASIAN GROWTH	TFEFY	7.68	$275,000	12/24/01
4/16/02	G	0BB-96826	INT'L CAPITAL CONSULTANTS	86	32270.311	TEMPLETON EMG MKTS A	TEMAY	13.17	$425,000	12/24/01
4/18/02	P	041-96593	PENTAGON PERF. PARTNERS	AF	26260.504	FKLN TEMPL US GOV A	TUSGY	9.52	$250,000	4/6/01
4/18/02	P	ERS-95336	PMP 11 LIMITED	AF	14662.757	FKLN CU FD USG SEC A	FKUSX	6.82	$100,000	4/17/02
4/19/02	J	0BB-22932	SHERLOCK CAPITAL, LLC	50	29325.513	FKLN CU FD USG SEC A	FKUSX	6.82	$200,000	4/4/02
4/23/02	H	041-96613	CIBC CAYMAN CP-12	M5	47169.811	FKLN TEMPL US GOV A	TUSGY	9.54	$450,000	10/9/01
4/23/02	P	ERS-95337	PERFORMANCE 401-11	AF	14619.883	FKLN CU FD USG SEC A	FKUSX	6.84	$100,000	4/17/02
4/26/02	C	0BB-96802	OXBO INC	50	10204.082	FKLN CU FD USG SEC A	FKUSX	6.86	$70,000	5/11/00
4/26/02	H	ERS-95322	MERCUTIO 401 LIMITED 3	AF	29154.519	FKLN CU FD USG SEC A	FKUSX	6.86	$200,000	12/5/01
5/8/02	G	0BB-96825	FOREIGN EQUITY CAPITAL	86	78125	TEMP THAILAND FD ACC	TPTHY	4.16	$325,000	12/24/01
5/8/02	H	041-96600	ISIS 401 LIMITED 4	50	38541.667	FKLN TEMPL US GOV A	TUSGY	9.60	$370,000	7/2/01
5/8/02	H	ERS-95330	WINDSOR 401-1 LIMITED	50	21994.135	FKLN CU FD USG SEC A	FKUSX	6.82	$150,000	2/5/02
5/13/02	H	041-96603	APOLLO 3	15	18301.611	FKLN CU FD USG SEC A	FKUSX	6.83	$125,000	8/10/01
5/17/02	G	0BB-96826	INT'L CAPITAL CONSULTANTS	86	16899.441	TEMP EUROFD EQTY FGI	TEMPY	14.32	$242,000	12/24/01
5/17/02	G	0BB-96826	INT'L CAPITAL CONSULTANTS	86	19230.769	TEMPLETON EMG MKTS A	TEMAY	13	$250,000	12/24/01
5/21/02	H	0BB-96665	CIBC CAYMAN CP-4	MD	28705.637	FKLN TEMPL US GOV A	TUSGY	9.58	$275,000	6/15/00

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
5/21/02	H	ERS-95322	MERCUTIO 401 LIMITED 3	AF	18195.051	FKLN CU FD USG SEC A	FKUSX	6.87	$125,000	12/5/01
5/22/02	G	0BB-96825	FOREIGN EQUITY CAPITAL	86	8827.684	TEMP EUROFD EQTY	TEMPY	14.16	$125,000	12/24/01
5/22/02	G	0BB-96826	INT'L CAPITAL CONSULTANTS	86	9331.26	TEMPLETON EMG MKTS A	TEMAY	12.86	$120,000	12/24/01
5/23/02	J	ERS-95338	CAMPBELL INTERNATIONAL, LTD	15	15641.293	TEMPLETON GLB GRW A	TGGAY	19.18	$300,000	4/26/02
5/28/02	P	ERS-95336	PMP 11 LIMITED	AF	20855.057	FKLN TEMPL US GOV A	TUSGY	9.59	$200,000	4/17/02
5/29/02	C	0BB-96657	CIBC CAYMAN XP-1	MD	31250	FKLN TEMPL US GOV A	TUSGY	9.60	$300,000	6/2/00
5/29/02	C	0BB-96716	CIBC CAYMAN XP-6	M5	31250	FKLN TEMPL US GOV A	TUSGY	9.60	$300,000	12/7/00
5/31/02	H	041-96617	LEVI 401 LIMITED 4	AD	20429.009	FRANKLIN CAP GR FDA	FKREX	9.79	$200,000	3/4/02
5/31/02	H	0BB-96798	OBERON 3	50	21598.272	FKLN STRATG ICFD	FRSTX	9.26	$200,000	8/10/01
5/31/02	H	ERS-95314	AQUILLA 401 LIMITED 3	50	29069.767	FKLN CU FD USG SEC A	FKUSX	6.88	$200,000	9/5/01
5/31/02	H	ERS-95320	LEVI 401 LIMITED 1	50	29069.767	FKLN CU FD USG SEC A	FKUSX	6.88	$200,000	10/31/01
5/31/02	H	ERS-95332	MERCUTIO 401 LIMITED 4	AD	90497.738	FRANKLIN INCOME A	FKINX	2.21	$200,000	3/4/02
6/4/02	H	ERS-95331	WINDSOR 401-2 LIMITED	78	14736.842	FRANKLIN CAP GR FDA	FKREX	9.50	$140,000	2/5/02
6/10/02	H	0BB-96653	CIBC CAYMAN CP-3	M5	5693.582	FRANKLN CA GR FD A	FKCGX	28.98	$165,000	5/9/00
6/10/02	H	0BB-96847	WINDSOR 401-3 LIMITED	AD	21167.883	FKLN CU FD USG SEC A	FKUSX	6.85	$145,000	3/5/02
6/11/02	H	041-96589	MANDRAKE 401 LIMITED 2	14	31315.24	FKLN TEMPL US GOV A	TUSGY	9.58	$300,000	3/15/01
6/12/02	G	041-96620	GACF N.V	41	8006.405	TEMPLETON EMG MKTS A	TEMAY	12.49	$100,000	6/10/02
6/12/02	G	041-96620	GACF N.V	41	6402.049	MUTUAL EUROPN FD CLA	TEMIX	15.62	$100,000	6/10/02
6/12/02	H	ERS-95329	APOLLO 4	14	21574.973	FRANKLN CUS FD UTL A	FKUTX	9.27	$200,000	1/31/02
6/13/02	H	041-96615	LEVI 401 LIMITED 3	DF	21528.525	FRANKLN CUS FD UTL A	FKUTX	9.29	$200,000	1/7/02
6/14/02	G	041-96620	GACF N.V	41	8968.61	FKLN MUT EURO A ACC	FMEAY	11.15	$100,000	6/10/02
6/17/02	G	041-96620	GACF N.V	41	19108.28	TEMP ASIAN GROWTH	TFEFY	7.85	$150,000	6/10/02
6/17/02	H	0BB-96653	CIBC CAYMAN CP-3	M5	41623.309	FKLN TEMPL US GOV A	TUSGY	9.61	$400,000	5/9/00
6/17/02	R	0BB-96720	PINE HILLS INC.	14	103305.785	TEMPLETON FOREIGN A	TEMFX	9.68	$1,000,000	12/8/00
6/17/02	R	0BB-96834	BLUE SPRUCE INC. III	AD	103305.785	TEMPLETON FOREIGN A	TEMFX	9.68	$1,000,000	1/2/02
6/19/02	H	0BB-96847	WINDSOR 401-3 LIMITED	AD	38900.415	FKLN TEMPL US GOV A	TUSGY	9.64	$375,000	3/5/02
6/20/02	H	041-96616	OBERON 401 LIMITED 4	AF	36231.884	FKLN CU FD USG SEC A	FKUSX	6.90	$250,000	1/31/02
6/20/02	H	ERS-95330	WINDSOR 401-1 LIMITED	50	21739.13	FKLN CU FD USG SEC A	FKUSX	6.90	$150,000	2/5/02
6/21/02	H	ERS-95309	MERCUTIO 401 LIMITED 1	15	28985.507	FKLN CU FD USG SEC A	FKUSX	6.90	$200,000	6/5/01
6/21/02	P	ERS-95327	M 10	78	14492.754	FKLN CU FD USG SEC A	FKUSX	6.90	$100,000	1/10/02
6/25/02	G	041-96620	GACF N.V	41	9143.407	FRANKLN SHRT I/USG A	FRGVX	10.39	$95,000	6/10/02
6/27/02	H	0BB-96582	HEADSTART B-P6	50	25362.319	FKLN CU FD USG SEC A	FKUSX	6.90	$175,000	11/18/99
6/27/02	R	0BB-96813	WHITESPRUCE INC. II	AD	105708.245	TEMPLETON FOREIGN A	TEMFX	9.46	$1,000,000	10/2/01
7/2/02	H	0BB-96732	HEADSTART B-P14	14	25906.736	FKLN TEMPL US GOV A	TUSGY	9.65	$250,000	12/22/00
7/2/02	P	ERS-95328	P 10	AF	14513.788	FKLN CU FD USG SEC A	FKUSX	6.89	$100,000	1/10/02
7/3/02	H	0BB-96653	CIBC CAYMAN CP-3	M5	14513.788	FKLN CU FD USG SEC A	FKUSX	6.89	$100,000	5/9/00

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
7/5/02	H	0BB-96640	CIBC CAYMAN CP-2	B6	21834.061	FKLN CU FD USG SEC A	FKUSX	6.87	$150,000	4/14/00
7/10/02	J	041-83264	MELADAN CAPITAL, LLC	AD	28901.734	FKLN CU FD USG SEC A	FKUSX	6.92	$200,000	4/4/02
7/16/02	J	041-96618	TRIAD INTERNATIONAL, LTD	15	20768.432	FKLN TEMPL US GOV A	TUSGY	9.63	$200,000	4/26/02
7/16/02	J	0BB-22931	LEGION CAPITAL, LLC	50	28984.746	FKLN CU FD USG SEC A	FKUSX	6.90	$199,995	4/4/02
7/17/02	H	0BB-96694	CIBC CAYMAN CP-6	MD	20746.888	FKLN TEMPL US GOV A	TUSGY	9.64	$200,000	9/13/00
7/17/02	P	ERS-95318	PERF 8	15	18089.725	FKLN CU FD USG SEC A	FKUSX	6.91	$125,000	10/4/01
7/18/02	H	ERS-95311	AQUILLA 401 LIMITED 2	78	20387.36	FKLN TEMPL US GOV A	TUSGY	9.81	$200,000	7/2/01
7/18/02	H	ERS-95321	LEVI 401 LIMITED 2	50	28860.029	FKLN CU FD USG SEC A	FKUSX	6.93	$200,000	10/31/01
7/18/02	P	0BB-96748	PENTAGON PERF. PARTNERS	AF	20703.934	FKLN TEMPL US GOV A	TUSGY	9.66	$200,000	1/29/01
7/19/02	H	ERS-95329	APOLLO 4	AF	20661.157	FKLN TEMPL US GOV A	TUSGY	9.68	$200,000	1/31/02
7/19/02	P	ERS-95325	PMP 401 (9)	AF	18037.518	FKLN CU FD USG SEC A	FKUSX	6.93	$125,000	12/27/01
7/19/02	P	ERS-95325	PMP 401 (9)	AF	23243.802	FKLN TEMPL US GOV A	TUSGY	9.68	$225,000	12/27/01
7/22/02	H	0BB-96749	CIBC CAYMAN CP-8	MD	33880.903	FKLN TEMPL US GOV A	TUSGY	9.74	$330,000	2/1/01
7/23/02	H	ERS-95330	WINDSOR 401-1 LIMITED	50	25773.196	FKLN TEMPL US GOV A	TUSGY	9.70	$250,000	2/5/02
7/23/02	P	041-96602	P 5	AF	21582.734	FKLN CU FD USG SEC A	FKUSX	6.95	$150,000	8/3/01
7/24/02	R	ERS-95316	CANADIAN IMPERIAL R-5	M5	117233.294	TEMPLETON FOREIGN A	TEMFX	8.53	$1,000,000	9/10/01
7/29/02	G	041-96620	GACF N.V	41	35511.364	TEMP ASIAN GROWTH	TFEFY	7.04	$250,000	6/10/02
7/29/02	H	ERS-95331	WINDSOR 401-2 LIMITED	AD	32574.974	FKLN TEMPL US GOV A	TUSGY	9.67	$315,000	2/5/02
8/7/02	J	041-83265	JAGUAR CAPITAL, LLC	AF	28817.687	FKLN CU FD USG SEC A	FKUSX	6.94	$199,995	4/4/02
8/12/02	H	0BB-96640	CIBC CAYMAN CP-2	B6	22796.353	FKLN TEMPL US GOV A	TUSGY	9.87	$225,000	4/14/00
8/14/02	P	041-96598	PMP 4	AF	20533.881	FKLN TEMPL US GOV A	TUSGY	9.74	$200,000	5/24/01
8/15/02	H	0BB-96524	HEADSTART B-P3	15	21582.734	FKLN CU FD USG SEC A	FKUSX	6.95	$150,000	7/23/99
8/15/02	H	0BB-96524	HEADSTART B-P3	15	30706.244	FKLN TEMPL US GOV A	TUSGY	9.77	$300,000	7/23/99
8/15/02	H	0BB-96525	HEADSTART B-P4	DF	30706.244	FKLN TEMPL US GOV A	TUSGY	9.77	$300,000	7/23/99
8/16/02	C	041-96625	EVBO INC II	50	40404.04	FKLN CU FD USG SEC A	FKUSX	6.93	$280,000	8/7/02
8/16/02	C	0BB-96713	CIBC CAYMAN XP-4	MD	26315.789	FKLN TEMPL US GOV A	TUSGY	9.69	$255,000	12/6/00
8/16/02	P	041-96594	PENTAGON MGMT. PARTNERS	78	23219.814	FKLN TEMPL US GOV A	TUSGY	9.69	$225,000	4/6/01
8/19/02	P	0BB-96758	PENTAGON MGMT. PARTNERS	AF	23219.814	FKLN TEMPL US GOV A	TUSGY	9.69	$225,000	2/28/01
8/19/02	P	ERS-95327	M 10	AF	23219.814	FKLN TEMPL US GOV A	TUSGY	9.69	$225,000	1/10/02
8/20/02	P	0BB-96748	PENTAGON PERF. PARTNERS	AF	14367.816	FKLN CU FD USG SEC A	FKUSX	6.96	$100,000	1/29/01
8/21/02	H	0BB-96709	HEADSTART B-P11	14	25693.731	FKLN TEMPL US GOV A	TUSGY	9.73	$250,000	11/22/00
8/22/02	J	ERS-05757	APRICOT CAPITAL, LLC	AF	28776.223	FKLN CU FD USG SEC A	FKUSX	6.95	$199,995	4/4/02
8/26/02	G	0BB-96792	GLOBAL STRATEGIES	49	16778.523	TEMPLETON FOREIGN A	TEMFX	8.94	$150,000	7/5/01
8/26/02	H	0BB-96615	CIBC CAYMAN CP-1	MD	30674.847	FKLN TEMPL US GOV A	TUSGY	9.78	$300,000	2/2/00
8/26/02	H	0BB-96694	CIBC CAYMAN CP-6	MD	30163.599	FKLN TEMPL US GOV A	TUSGY	9.78	$295,000	9/13/00
8/27/02	H	0BB-96746	HEADSTART B-P15	AF	30194.473	FKLN TEMPL US GOV A	TUSGY	9.77	$295,000	1/24/01

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
8/30/02	P	041-96593	PENTAGON PERF. PARTNERS	AF	14347.202	FKLN CU FD USG SEC A	FKUSX	6.97	$100,000	4/6/01
8/30/02	P	041-96597	PPP 4	AF	20533.881	FKLN TEMPL US GOV A	TUSGY	9.74	$200,000	5/24/01
9/4/02	G	0BB-96792	GLOBAL STRATEGIES	49	26041.667	TEMPLETON FOREIGN A	TEMFX	8.64	$225,000	7/5/01
9/4/02	R	0BB-96807	CANADIAN IMPERIAL R-3	B6	98958.333	TEMPLETON FOREIGN A	TEMFX	8.64	$855,000	9/10/01
9/5/02	J	ERS-05756	LIVERPOOL CAPITAL, LLC	78	28734.878	FKLN CU FD USG SEC A	FKUSX	6.96	$199,995	4/4/02
9/6/02	G	0BB-96792	GLOBAL STRATEGIES	49	7905.138	TEMPETON FRGN SM CO	FINEX	12.65	$100,000	7/5/01
9/6/02	J	041-96618	TRIAD INTERNATIONAL, LTD	15	28818.444	FKLN CU FD USG SEC A	FKUSX	6.94	$200,000	4/26/02
9/9/02	H	0BB-96615	CIBC CAYMAN CP-1	MD	36023.055	FKLN CU FD USG SEC A	FKUSX	6.94	$250,000	2/2/00
9/10/02	P	0BB-96758	PENTAGON MGMT. PARTNERS	AF	28735.632	FKLN CU FD USG SEC A	FKUSX	6.96	$200,000	2/28/01
9/10/02	P	0BB-96785	MANAGEMENT 5	AF	28735.632	FKLN CU FD USG SEC A	FKUSX	6.96	$200,000	6/7/01
9/11/02	H	0BB-96603	HEADSTART B-P7	AD	28818.444	FKLN CU FD USG SEC A	FKUSX	6.94	$200,000	12/30/99
9/12/02	H	041-96617	LEVI 401 LIMITED 4	AD	22073.922	FKLN TEMPL US GOV A	TUSGY	9.74	$215,000	3/4/02
9/12/02	H	ERS-95332	MERCUTIO 401 LIMITED 4	AD	23100.616	FKLN TEMPL US GOV A	TUSGY	9.74	$225,000	3/4/02
9/13/02	H	ERS-95314	AQUILLA 401 LIMITED 3	50	20533.881	FKLN TEMPL US GOV A	TUSGY	9.74	$200,000	9/5/01
9/13/02	J	ERS-95339	CORNELL INTERNATIONAL, LTD.	DA	25667.351	FKLN TEMPL US GOV A	TUSGY	9.74	$250,000	4/26/02
9/16/02	G	0BB-96792	GLOBAL STRATEGIES	49	44117.647	TEMPLETON FOREIGN A	TEMFX	8.50	$375,000	7/5/01
9/18/02	H	041-96586	ISIS 401 LIMITED 1	AD	28694.405	FKLN CU FD USG SEC A	FKUSX	6.97	$200,000	2/15/01
9/19/02	H	041-96595	APOLLO 2	15	35816.619	FKLN CU FD USG SEC A	FKUSX	6.98	$250,000	4/18/01
9/20/02	C	0BB-96803	RODGARS ALS INC	14	35816.619	FKLN CU FD USG SEC A	FKUSX	6.98	$250,000	5/11/00
9/20/02	C	ERS-95335	HAVERS INC II	15	42979.943	FKLN CU FD USG SEC A	FKUSX	6.98	$300,000	4/8/02
9/24/02	H	041-96592	CIBC CAYMAN CP-9	MD	14020.029	FKLN CU FD USG SEC A	FKUSX	6.99	$98,000	4/5/01
9/24/02	H	041-96592	CIBC CAYMAN CP-9	MD	13108.108	FRANKLN CA TAX FRA	FKTFX	7.40	$97,000	4/5/01
9/26/02	H	0BB-96615	CIBC CAYMAN CP-1	MD	28612.303	FKLN CU FD USG SEC A	FKUSX	6.99	$200,000	2/2/00
10/1/02	H	0BB-96640	CIBC CAYMAN CP-2	B6	19427.403	FKLN TEMPL US GOV A	TUSGY	9.78	$190,000	4/14/00
10/8/02	J	ERS-95339	CORNELL INTERNATIONAL, LTD.	DA	28694.405	FKLN CU FD USG SEC A	FKUSX	6.97	$200,000	4/26/02
10/11/02	H	0BB-96870	CREDIT LYONNAIS	DA	35971.223	FKLN CU FD USG SEC A	FKUSX	6.95	$250,000	9/24/02
10/14/02	P	ERS-95312	MP6	FD	15400.411	FKLN TEMPL US GOV A	TUSGY	9.74	$150,000	8/28/01
10/22/02	H	041-96627	CREDIT LYONNAIS	DA	36179.45	FKLN CU FD USG SEC A	FKUSX	6.91	$250,000	10/21/02
10/24/02	H	0BB-96784	0BERON 401 LIMITED 1	AD	20325.203	FKLN TEMPL US GOV A	TUSGY	9.84	$200,000	6/5/01
11/6/02	H	0BB-96488	HEADSTART B-P1	14	316455.696	FKLN AGE HIG ICM CLA	AGEFX	1.58	$500,000	7/7/99
11/6/02	H	0BB-96523	HEADSTART B-P2	50	316455.696	FKLN AGE HIG ICM CLA	AGEFX	1.58	$500,000	7/23/99
11/8/02	H	ERS-95326	MANDRAKE 401 LIMITED 4	50	39556.962	TEMP HIGH YLD FDA	TSGAY	6.32	$250,000	1/7/02
11/12/02	P	0BB-96877	PERFORMANCE 12 401	DA	15368.852	FKLN TEMPL US GOV A	TUSGY	9.76	$150,000	11/7/02
12/6/02	H	041-96587	MANDRAKE 401 LIMITED 1	DA	30241.935	FKLN TEMPL US GOV A	TUSGY	9.92	$300,000	2/28/01
12/6/02	H	041-96596	MANDRAKE 401 LIMITED 3	DA	20161.29	FKLN TEMPL US GOV A	TUSGY	9.92	$200,000	4/27/01
12/11/02	H	0BB-96790	OBERON 401 LIMITED 2	50	22681.452	FKLN TEMPL US GOV A	TUSGY	9.92	$225,000	7/2/01

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
12/17/02	P	0BB-19960	PENTAGON MGMT. PARTNERS	FD	12820.513	FKLN TEMPL US GOV A	TUSGY	9.75	$125,000	3/13/00
1/29/03	H	041-96628	ATLANTIS 401-2 LTD	DA	25588.536	FKLN TEMPL US GOV A	TUSGY	9.77	$250,000	12/5/02
2/6/03	H	0BB-96882	AQUILLA 401-4 LTD	DA	25125.628	FKLN TEMPL US GOV A	TUSGY	9.95	$250,000	12/5/02
2/6/03	H	ERS-95348	MANDRAKE 401-5 LTD.	FD	25125.628	FKLN TEMPL US GOV A	TUSGY	9.95	$250,000	12/5/02
2/7/03	H	ERS-95349	ATLANTIS 401 LIMITED 3	DA	30120.482	FKLN TEMPL US GOV A	TUSGY	9.96	$300,000	12/5/02
2/14/03	P	0BB-96889	MANAGEMENT LTD 13	DA	20491.803	FKLN TEMPL US GOV A FG	TUSGY	9.76	$200,000	12/23/02
2/14/03	P	ERS-95351	PERFORMANCE LIMITED 13	DA	20491.803	FKLN TEMPL US GOV A FG	TUSGY	9.76	$200,000	12/23/02
2/18/03	G	0BB-96900	GLOBAL CAPITAL	J1	10752.688	TEMPLETON EMG MKTS A F	TEMAY	11.16	$120,000	1/7/03
2/18/03	H	ERS-95343	CIBC CAYMAN CP-14	B6	30581.04	FKLN TEMPL US GOV A	TUSGY	9.81	$300,000	11/27/02
2/20/03	C	ERS-95354	CIBC CAYMAN XP-7	B6	25562.372	FKLN TEMPL US GOV A	TUSGY	9.78	$250,000	2/5/03
2/21/03	G	0BB-96900	GLOBAL CAPITAL	J1	15759.312	TEMP ASIAN A USD	TFEFY	6.98	$110,000	1/7/03
2/28/03	P	ERS-95341	MANAGEMENT LIMITED 401-12	DA	20408.163	FKLN TEMPL US GOV A	TUSGY	9.80	$200,000	11/7/02
2/28/03	P	ERS-95356	PENTAGON MANAGEMENT 15	DA	25510.204	FKLN TEMPL US GOV A	TUSGY	9.80	$250,000	2/26/03
3/5/03	G	0BB-96901	GLOBAL ANALYTICAL	J3	13888.889	TEMP ASIAN A USD	TFEFY	7.20	$100,000	1/7/03
3/5/03	P	ERS-95355	PENTAGON PERFORMANCE 14	23	10040.161	FKLN TEMPL US GOV A	TUSGY	9.96	$100,000	2/27/03
3/13/03	G	0BB-96901	GLOBAL ANALYTICAL	J3	12229.539	TEMPLETON EMG MKTS A	TEMAY	10.63	$130,000	1/7/03
3/17/03	G	0BB-96901	GLOBAL ANALYTICAL	J3	11210.762	TEMPLETON JAPAN FDA	TJPAY	4.46	$50,000	1/7/03
3/18/03	H	ERS-95347	CREDIT LYONNAIS	DA	54913.295	FKLN AGE HIG ICM CLA	AGEFX	1.73	$95,000	12/2/02
3/19/03	H	0BB-96899	CREDIT LYONNAIS	DA	53333.333	FKLN AGE HIG ICM CLA	AGEFX	1.80	$96,000	1/6/03
3/19/03	H	ERS-95347	CREDIT LYONNAIS	DA	56395.349	FKLN AGE HIG ICM CLA	AGEFX	1.72	$97,000	12/2/02
3/19/03	H	ERS-95352	CREDIT LYONNAIS	DA	55232.558	FKLN AGE HIG ICM CLA	AGEFX	1.72	$95,000	1/6/03
3/26/03	G	0BB-96901	GLOBAL ANALYTICAL	J3	25811.209	TEMP HIGH YLD FDA	TSGAY	6.78	$175,000	1/7/03
3/26/03	H	0BB-96899	CREDIT LYONNAIS	DA	55747.126	FKLN AGE HIG ICM CLA	AGEFX	1.74	$97,000	1/6/03
3/26/03	H	ERS-95352	CREDIT LYONNAIS	DA	57471.264	FKLN AGE HIG ICM CLA	AGEFX	1.74	$100,000	1/6/03
3/27/03	J	041-83263	TUSCANY CAPITAL, LLC	DA	63131.313	FRANKLIN INCOME A	FKINX	1.98	$125,000	4/4/02
3/27/03	J	0BB-23580	ENTERPRISE CAPITAL, LLC	DA	63128.662	FRANKLIN INCOME A	FKINX	1.98	$124,995	12/5/02
3/28/03	J	041-83263	TUSCANY CAPITAL, LLC	DA	62814.07	FRANKLIN INCOME A	FKINX	1.99	$125,000	4/4/02
3/28/03	J	0BB-23580	ENTERPRISE CAPITAL, LLC	DA	62811.432	FRANKLIN INCOME A	FKINX	1.99	$124,995	12/5/02
3/28/03	J	0BB-23581	SCORPIO CAPITAL, LLC	23	62811.432	FRANKLIN INCOME A	FKINX	1.99	$124,995	12/5/02
4/1/03	H	0BB-96883	ATLANTIS 401-1 LIMITED	DA	30886.85	FKLN TEMPL US GOV A	TUSGY	9.81	$303,000	12/5/02
4/3/03	H	0BB-96899	CREDIT LYONNAIS	DA	110169.492	FKLN AGE HIG ICM CLA	AGEFX	1.77	$195,000	1/6/03
4/3/03	H	ERS-95352	CREDIT LYONNAIS	DA	110169.492	FKLN AGE HIG ICM CLA	AGEFX	1.77	$195,000	1/6/03
4/4/03	H	0BB-96870	CREDIT LYONNAIS	DA	56497.175	FKLN AGE HIG ICM CLA	AGEFX	1.77	$100,000	9/24/02
4/4/03	H	ERS-95347	CREDIT LYONNAIS	DA	42372.881	FKLN AGE HIG ICM CLA	AGEFX	1.77	$75,000	12/2/02
4/8/03	H	0BB-96899	CREDIT LYONNAIS	DA	84745.763	FKLN AGE HIG ICM CLA	AGEFX	1.77	$150,000	1/6/03
4/16/03	G	0BB-96900	GLOBAL CAPITAL	J1	10994.264	FKLN TF HIG YLD TF C	FHYIX	10.46	$115,000	1/7/03

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
4/16/03	H	0BB-96870	CREDIT LYONNAIS	DA	111731.844	FKLN AGE HIG ICM CLA	AGEFX	1.79	$200,000	9/24/02
4/17/03	H	0BB-96883	ATLANTIS 401-1 LIMITED	DA	43290.043	TEMP HIGH YLD FDA	TSGAY	6.93	$300,000	12/5/02
4/17/03	H	ERS-95347	CREDIT LYONNAIS	DA	111111.111	FKLN AGE HIG ICM CLA	AGEFX	1.80	$200,000	12/2/02
4/30/03	G	0BB-96696	CAPITAL INVESTORS	49	45502.646	FKLN AGE HIG CL C	FRAIX	1.89	$86,000	9/21/00
5/2/03	H	0BB-96870	CREDIT LYONNAIS	DA	107526.882	FKLN AGE HIG ICM CLA	AGEFX	1.86	$200,000	9/24/02
5/5/03	G	0BB-96901	GLOBAL ANALYTICAL	J3	15804.598	FRANKLN C USG FD C	FRUGX	6.96	$110,000	1/7/03
5/5/03	H	ERS-95347	CREDIT LYONNAIS	DA	67204.301	FKLN AGE HIG ICM CLA	AGEFX	1.86	$125,000	12/2/02
5/12/03	G	0BB-96696	CAPITAL INVESTORS	49	12071.006	TEMPLETN FDS FGN C	TEFTX	8.45	$102,000	9/21/00
5/12/03	G	0BB-96900	GLOBAL CAPITAL	J1	13017.751	TEMPLETN FDS FGN C	TEFTX	8.45	$110,000	1/7/03
5/12/03	G	0BB-96901	GLOBAL ANALYTICAL	J3	10295.858	TEMPLETN FDS FGN C	TEFTX	8.45	$87,000	1/7/03
5/15/03	G	0BB-96696	CAPITAL INVESTORS	49	7136.061	TEMPLETN DEV MKT C	TDMTX	10.51	$75,000	9/21/00
5/19/03	H	0BB-96934	CREDIT LYONNAIS	DA	20576.132	FKLN TEMPL US GOV A	TUSGY	9.72	$200,000	5/7/03
5/20/03	G	0BB-96696	CAPITAL INVESTORS	49	11477.762	FRANKLN C USG FD C	FRUGX	6.97	$80,000	9/21/00
5/21/03	H	ERS-95357	CREDIT LYONNAIS	DA	25746.653	FKLN TEMPL US GOV A	TUSGY	9.71	$250,000	5/7/03
5/21/03	J	ERS-05761	VIRGO CAPITAL, LLC	DA	352110.211	FRANKLIN INCOME A	FKINX	2.13	$749,995	12/5/02
5/30/03	H	041-96628	ATLANTIS 401-2 LTD	23	12765.957	FRANKLN ALA TFI FDA	FRALX	11.75	$150,000	12/5/02
6/3/03	H	ERS-95347	CREDIT LYONNAIS	DA	132446.809	FKLN AGE HIG ICM CLA	AGEFX	1.88	$249,000	12/2/02
6/4/03	C	041-96607	BUCKHANNON INC	AD	22563.177	TEMPLETON DEV MKTS A	TEDMX	11.08	$250,000	5/11/00
6/4/03	C	041-96608	HAVERS INC	AF	22382.671	TEMPLETON DEV MKTS A	TEDMX	11.08	$248,000	5/11/00
6/4/03	C	0BB-96658	CIBC CAYMAN XP-2	MD	22563.177	TEMPLETON DEV MKTS A	TEDMX	11.08	$250,000	6/7/00
6/4/03	C	0BB-96713	CIBC CAYMAN XP-4	MD	22743.682	TEMPLETON DEV MKTS A	TEDMX	11.08	$252,000	12/6/00
6/4/03	H	ERS-95343	CIBC CAYMAN CP-14	B6	132275.132	FKLN AGE HIG ICM CLA	AGEFX	1.89	$250,000	11/27/02
6/4/03	P	0BB-96919	PENTAGON MANAGEMENT 14	DA	20366.599	FKLN TEMPL US GOV A	TUSGY	9.82	$200,000	2/27/03
6/5/03	C	041-96607	BUCKHANNON INC	AD	22232.143	TEMPLETON DEV MKTS A	TEDMX	11.20	$249,000	5/11/00
6/5/03	C	041-96608	HAVERS INC	AF	22410.714	TEMPLETON DEV MKTS A	TEDMX	11.20	$251,000	5/11/00
6/5/03	C	0BB-96713	CIBC CAYMAN XP-4	MD	22142.857	TEMPLETON DEV MKTS A	TEDMX	11.20	$248,000	12/6/00
6/5/03	H	0BB-96870	CREDIT LYONNAIS	DA	132275.132	FKLN AGE HIG ICM CLA	AGEFX	1.89	$250,000	9/24/02
6/9/03	G	0BB-96900	GLOBAL CAPITAL	J1	10273.973	FKN TEMP US GOV C	TUGAY	10.22	$105,000	1/7/03
6/9/03	H	041-96589	MANDRAKE 401 LIMITED 2	DA	24437.928	FKLN CAL HI Y MFD A	FCAMX	10.23	$250,000	3/15/01
6/9/03	H	041-96628	ATLANTIS 401-2 LTD	23	21222.411	FRANKLN ALA TFI FDA	FRALX	11.78	$250,000	12/5/02
6/10/03	C	041-96607	BUCKHANNON INC	AD	22261.799	TEMPLETON DEV MKTS A	TEDMX	11.23	$250,000	5/11/00
6/10/03	C	041-96608	HAVERS INC	AF	22261.799	TEMPLETON DEV MKTS A	TEDMX	11.23	$250,000	5/11/00
6/10/03	C	0BB-96713	CIBC CAYMAN XP-4	MD	22172.752	TEMPLETON DEV MKTS A	TEDMX	11.23	$249,000	12/6/00
6/10/03	H	0BB-96870	CREDIT LYONNAIS	DA	104712.042	FKLN AGE HIG ICM CLA	AGEFX	1.91	$200,000	9/24/02
6/11/03	C	0BB-96713	CIBC CAYMAN XP-4	MD	22330.961	TEMPLETON DEV MKTS A	TEDMX	11.24	$251,000	12/6/00
6/12/03	J	ERS-95339	CORNELL INTERNATIONAL, LTD.	DA	29027.576	FKLN CU FD USG SEC A	FKUSX	6.89	$200,000	4/26/02

EXHIBIT A

ALL PURCHASES (by Fund Company)

Date	Client	Account #	Account Name	FA#	Shares	Fund	Symbol	Price	Cost	Opened
6/26/03	R	041-96612	CANADIAN IMPERIAL R-1	M5	29246.344	TEMPLETON FOREIGN A	TEMFX	8.89	$260,000	9/7/01
6/30/03	H	ERS-95343	CIBC CAYMAN CP-14	B6	64766.839	FKLN AGE HIG ICM CLA	AGEFX	1.93	$125,000	11/27/02
7/1/03	J	041-83403	NAUTICAL CAPITAL, LLC	23	28216.408	TEMPLETON GROWTH A	TEPLX	17.72	$499,995	12/11/02
7/1/03	J	ERS-05762	PYRAMID CAPITAL, LLC	DA	28216.408	TEMPLETON GROWTH A	TEPLX	17.72	$499,995	12/5/02
7/1/03	R	0BB-96811	CLEAR BROOK INC. II	23	56306.306	TEMPLETON FOREIGN A	TEMFX	8.88	$500,000	9/28/01
7/11/03	P	0BB-96920	PENTAGON PERFORMANCE 15	DA	25510.204	FKLN TEMPL US GOV A	TUSGY	9.80	$250,000	2/27/03
7/15/03	H	ERS-95347	CREDIT LYONNAIS	DA	102564.103	FKLN AGE HIG ICM CLA	AGEFX	1.95	$200,000	12/2/02
8/8/03	H	041-96609	CIBC CAYMAN CP-11	MD	85178.876	FRANKLN FED T/FR IFA	FKTIX	11.74	$1,000,000	8/17/01
8/11/03	H	ERS-95343	CIBC CAYMAN CP-14	B6	21349.274	FRANKLN FED T/FR IFA	FKTIX	11.71	$250,000	11/27/02
8/12/03	J	041-83266	SEQUENTIAL CAPITAL, LLC	FD	55126.502	TEMPLETON GROWTH A	TEPLX	18.14	$999,995	4/4/02
8/12/03	J	ERS-05770	TAURUS CAPITAL, LLC	DA	55126.502	TEMPLETON GROWTH A	TEPLX	18.14	$999,995	6/16/03
8/26/03	P	0BB-19960	PENTAGON MGMT. PARTNERS	FD	21208.908	FKLN TEMPL US GOV A	TUSGY	9.43	$200,000	3/13/00
8/28/03	G	0BB-96760	STRATEGIC INVESTORS	49	22656.887	TEMPLETON DEV MKTS A	TEDMX	12.27	$278,000	3/7/01
9/2/03	J	0BB-23581	SCORPIO CAPITAL, LLC	DA	11527.869	TEMPLETON GROWTH A	TEPLX	18.65	$214,995	12/5/02
9/2/03	J	ERS-05758	RALEIGH CAPITAL, LLC	DA	12064.062	TEMPLETON GROWTH A	TEPLX	18.65	$224,995	4/4/02
									$87,333,379	
Gabelli										
2/18/03	H	0BB-96640	CIBC CAYMAN CP-2	B6	7747.036	GABELLI EQ INCOME FD	GABEX	12.65	$98,000	4/14/00
7/24/03	H	0BB-23942	GALAHAD SECURITIES LLC	15	14464.296	GABELLI WW BAL FSCL	WEBCX	10.37	$149,995	5/2/03
8/7/03	H	0BB-96749	CIBC CAYMAN CP-8	MD	7414.731	GABELLI SML CAP G/FD	GABSX	20.23	$150,000	2/1/01
8/12/03	G	0BB-96825	FOREIGN EQUITY	J1	5850.234	GABELLI INTL GR FDC	GICCY	12.82	$75,000	12/24/01
8/15/03	G	041-96620	GACF N.V	41	4537.205	GABELLI WW INTR BFC	WIBCY	11.02	$50,000	6/10/02
8/15/03	G	041-96620	GACF N.V	41	3458.878	GABELLI INTL GR FDC	GICCY	13.01	$45,000	6/10/02
8/18/03	G	0BB-96900	GLOBAL CAPITAL	J1	6553.585	GABELLI INTL GR FDC	GICCY	12.97	$85,000	1/7/03
									$652,995	
General Electric										
5/8/02	P	ERS-95313	P 7	15	16098.335	GE INTL EQ FD CLA	GEICX	12.61	$203,000	8/29/01
5/8/02	P	ERS-95325	PMP 401 (9)	15	16058.684	GE INTL EQ FD CLA	GEICX	12.61	$202,500	12/27/01
5/23/02	H	ERS-95308	AQUILLA 401 LIMITED 1	15	6696.429	GE STR INVT FD CLA	GESIX	22.40	$150,000	4/25/01
5/29/02	P	0BB-96758	PENTAGON MGMT. PARTNERS	15	8996.851	GE STR INVT FD CLA	GESIX	22.23	$200,000	2/28/01
8/8/02	C	ERS-95333	OXBO INC. II	50	11494.253	GE GOVT SECS FD A	ITGAX	8.70	$100,000	4/3/02
11/1/02	J	0BB-22931	LEGION CAPITAL, LLC	50	22675.142	GE GOVT SECS FD A	ITGAX	8.82	$199,995	4/4/02

FRANKLIN TEMPLETON - NOTICE, PURSUANT TO COURT INSTRUCTION, OF DEFENDANTS TO BE ADDED AND DELETED FROM LEAD CASE, HUGH SHARKEY IRA/RO v. FRANKLIN RESOURCES, INC. (CASE NO. 1:04-CV-1330 (S.D.N.Y.)) (TRANSFEREE CASE NO. 1:04-CV-1310-JFM)

Doc#: 144128

FRANKLIN TEMPLETON - NOTICE, PURSUANT TO COURT INSTRUCTION, OF DEFENDANTS TO BE ADDED AND DELETED FROM LEAD CASE, HUGH SHARKEY IRA/RO v. FRANKLIN RESOURCES, INC. (CASE NO. 1:04-CV-1330 (S.D.N.Y.))

Case	Add	Delete
S.D.N.Y. #1:04-CV-1330 **Transferee #1:04-CV-1310-JFM** Hugh Sharkey IRA/RO v. Franklin Resources, Inc.; Franklin Advisers, Inc.; Franklin/Templeton Distributors, Inc.; Templeton/Franklin Investment Services, Inc.; Franklin Private Client Group, Inc.; Franklin Age High Income Fund; Franklin Adjustable U.S. Government Securities Fund; Franklin Aggressive Growth Fund; Franklin Alabama Tax-Free Income Fund; Franklin Arizona Tax-Free Income Fund; Franklin Balance Sheet Investment Fund; Franklin Biotechnology Discovery Fund; Franklin Blue Chip Fund; Franklin California High Yield Municipal Fund; Franklin California Insured Tax-Free Income Fund; Franklin California Intermediate-Term Tax-Free Income	Charles B. Johnson; Rupert H. Johnson, Jr.; Harris J. Ashton; Gordon S. Macklin; Martin L. Flanagan; Gregory E. Johnson; Daniel G. Calugar; Security Brokerage, Inc.; DCIP, Limited Partnership; Franklin Templeton Alternative Strategies, Inc.; William Post; Edward J. Stern; Canary Capital Partners, LLC; Canary Investment Management, LLC; Canary Capital Partners, Ltd.; Prudential Securities, Inc.; Headstart Advisers Ltd.; Chronos Asset Management; Pentagon Asset Management; Ritchie Capital Management, Inc.; Jemmco Advisers; Global Analytical Capital; John Does 1-100 - (Market Timing Defendants); Bear Stearns Securities Corporation; Bear Stearns & Co. Inc.; John Does 1-10 - (Clearing Defendants); Prudential; John Does 1-25 - (Broker Defendants); Kaplan & Company Securities, Inc.	Templeton/Franklin Investment Services, Inc.; Franklin Private Client Group, Inc.; Franklin Age High Income Fund; Franklin Adjustable U.S. Government Securities Fund; Franklin Aggressive Growth Fund; Franklin Alabama Tax-Free Income Fund; Franklin Arizona Tax-Free Income Fund; Franklin Balance Sheet Investment Fund; Franklin Biotechnology Discovery Fund; Franklin Blue Chip Fund; Franklin California High Yield Municipal Fund; Franklin California Insured Tax-Free Income Fund; Franklin California Intermediate-Term Tax-Free Income Fund; Franklin California Limited Term Tax-Free Income Fund; Franklin California Tax-Exempt Money Fund; Franklin California Tax-Free Income Fund; Franklin Capital Growth Fund; Franklin Colorado Tax-Free Income Fund; Franklin Connecticut Tax-Free Income Fund; Franklin Convertible Securities Fund; Franklin Dynatech Fund; Franklin Equity Income

Case	Add	Delete
Fund; Franklin California Limited Term Tax-Free Income Fund; Franklin California Tax-Exempt Money Fund; Franklin California Tax-Free Income Fund; Franklin Capital Growth Fund; Franklin Colorado Tax-Free Income Fund; Franklin Connecticut Tax-Free Income Fund; Franklin Convertible Securities Fund; Franklin Dynatech Fund; Franklin Equity Income Fund; Franklin Federal Intermediate-Term Tax-Free Income Fund; Franklin Federal Limited Term Tax-Free Income Fund; Franklin Federal Money Fund; Franklin Federal Tax-Free Income Fund; Franklin Flex Cap Growth Fund; Franklin Floating Rate Daily Access Fund; Franklin Floating Rate Trust; Franklin Florida Insured Tax-Free Income Fund; Franklin Georgia Tax-Free Income Fund; Franklin Global Aggressive Growth Fund; Franklin Global Communications Fund; Franklin Global Growth Fund; Franklin Global Health Care Fund; Franklin Gold and Precious Metals Fund; Franklin Growth Fund; Franklin High Yield Tax-Free Income Fund; Franklin Income Fund; Franklin Insured Tax-Free Income Fund;		Fund; Franklin Federal Intermediate-Term Tax-Free Income Fund; Franklin Federal Limited Term Tax-Free Income Fund; Franklin Federal Money Fund; Franklin Federal Tax-Free Income Fund; Franklin Flex Cap Growth Fund; Franklin Floating Rate Daily Access Fund; Franklin Floating Rate Trust; Franklin Florida Insured Tax-Free Income Fund; Franklin Georgia Tax-Free Income Fund; Franklin Global Aggressive Growth Fund; Franklin Global Communications Fund; Franklin Global Growth Fund; Franklin Global Health Care Fund; Franklin Gold and Precious Metals Fund; Franklin Growth Fund; Franklin High Yield Tax-Free Income Fund; Franklin Income Fund; Franklin Insured Tax-Free Income Fund; Franklin Kentucky Tax-Free Income Fund; Franklin Large Cap Growth Fund; Franklin Large Cap Value Fund; Franklin Louisiana Tax-Free Income Fund; Franklin Maryland Tax-Free Income Fund; Franklin Massachusetts Insured Tax-Free Income Fund; Franklin Michigan Insured Tax-Free Income Fund; Franklin Microcap Value Fund; Franklin Minnesota Insured

Case	Add	Delete
Franklin Kentucky Tax-Free Income Fund; Franklin Large Cap Growth Fund; Franklin Large Cap Value Fund; Franklin Louisiana Tax-Free Income Fund; Franklin Maryland Tax-Free Income Fund; Franklin Massachusetts Insured Tax-Free Income Fund; Franklin Michigan Insured Tax-Free Income Fund; Franklin Microcap Value Fund; Franklin Minnesota Insured Tax-Free Income Fund; Franklin Missouri Tax-Free Income Fund; Franklin Natural Resources Fund; Franklin New Jersey Tax-Free Income Fund; Franklin New York Insured Tax-Free Income Fund; Franklin New York Intermediate-Term Tax-Free Income Fund; Franklin New York Limited Term Tax-Free Income Fund; Franklin New York Tax-Exempt Money Fund; Franklin New York Tax-Free Income Fund; Franklin North Carolina Tax-Free Income Fund; Franklin Ohio Insured Tax-Free Income Fund; Franklin Oregon Tax-Free Income Fund; Franklin Pennsylvania Tax-Free Income Fund; Franklin Real Estate Securities Fund; Franklin Rising Dividends Fund; Franklin Short-Intermediate U.S. Government Securities		Tax-Free Income Fund; Franklin Missouri Tax-Free Income Fund; Franklin Natural Resources Fund; Franklin New Jersey Tax-Free Income Fund; Franklin New York Insured Tax-Free Income Fund; Franklin New York Intermediate-Term Tax-Free Income Fund; Franklin New York Limited Term Tax-Free Income Fund; Franklin New York Tax-Exempt Money Fund; Franklin New York Tax-Free Income Fund; Franklin North Carolina Tax-Free Income Fund; Franklin Ohio Insured Tax-Free Income Fund; Franklin Oregon Tax-Free Income Fund; Franklin Pennsylvania Tax-Free Income Fund; Franklin Real Estate Securities Fund; Franklin Rising Dividends Fund; Franklin Short-Intermediate U.S. Government Securities Fund; Franklin Small Cap Growth Fund II; Franklin Small Cap Value Fund; Franklin Small-Mid Cap Growth Fund; Franklin Strategic Income Fund; Franklin Strategic Mortgage Portfolio; Franklin Tax-Exempt Money Fund; Franklin Technology Fund; Franklin Templeton Conservative Target Fund; Franklin Templeton Corefolio Allocation Fund; Franklin Templeton

Case	Add	Delete
Fund; Franklin Small Cap Growth Fund II; Franklin Small Cap Value Fund; Franklin Small-Mid Cap Growth Fund; Franklin Strategic Income Fund; Franklin Strategic Mortgage Portfolio; Franklin Tax-Exempt Money Fund; Franklin Technology Fund; Franklin Templeton Conservative Target Fund; Franklin Templeton Corefolio Allocation Fund; Franklin Templeton Founding Funds Allocation Fund; Franklin Templeton Growth Target Fund; Franklin Templeton Hard Currency Fund; Franklin Templeton Moderate Target Fund; Franklin Templeton Money Fund; Franklin Tennessee Municipal Bond Fund; Franklin Texas Tax-Free Income Fund; Franklin Total Return Fund; Franklin U.S. Government Securities Fund; Franklin U.S. Long-Short Fund; Franklin Utilities Fund; Franklin Virginia Tax-Free Income Fund; Franklin China World Fund; Templeton Developing Markets Trust; Templeton Foreign Fund; Templeton Foreign Smaller Companies Fund; Templeton Global Bond Fund; Templeton Global Long-Short Fund; Templeton Global Opportunities Trust; Templeton		Founding Funds Allocation Fund; Franklin Templeton Growth Target Fund; Franklin Templeton Hard Currency Fund; Franklin Templeton Moderate Target Fund; Franklin Templeton Money Fund; Franklin Tennessee Municipal Bond Fund; Franklin Texas Tax-Free Income Fund; Franklin Total Return Fund; Franklin U.S. Government Securities Fund; Franklin U.S. Long-Short Fund; Franklin Utilities Fund; Franklin Virginia Tax-Free Income Fund; Franklin China World Fund; Templeton Developing Markets Trust; Templeton Foreign Fund; Templeton Foreign Smaller Companies Fund; Templeton Global Bond Fund; Templeton Global Long-Short Fund; Templeton Global Opportunities Trust; Templeton Global Smaller Companies Fund, Inc.; Templeton Growth Fund, Inc.; Templeton International Fund; Templeton Latin America Fund; Templeton Pacific Growth Fund; Templeton World Fund Mutual Beacon Fund; Mutual Discovery Fund; Mutual European Fund; Mutual Financial Services Fund; Mutual Qualified Fund; Mutual Recovery Fund; Mutual Shares Fund; Franklin Asset

Case	Add	Delete
Global Smaller Companies Fund, Inc.; Templeton Growth Fund, Inc.; Templeton International Fund; Templeton Latin America Fund; Templeton Pacific Growth Fund; Templeton World Fund Mutual Beacon Fund; Mutual Discovery Fund; Mutual European Fund; Mutual Financial Services Fund; Mutual Qualified Fund; Mutual Recovery Fund; Mutual Shares Fund; Franklin Asset Allocation Fund; Franklin California Tax-Free Income Fund, Inc.; Franklin Custodian Funds Inc.; Franklin Floating Rate Master Trust; Franklin Global Trust; Franklin High Income Trust; Franklin International Trust; Franklin Investors Securities Trust; Franklin Managed Trust; Franklin Money Fund; Franklin Multi-Income Trust; Franklin Municipal Securities Trust; Franklin Mutual Series Fund, Inc.; Franklin New York Tax-Free Trust; Franklin Real Estate Securities Trust; Franklin Strategic Series; Franklin Tax Advantaged High Yield Securities Fund; Franklin Tax Advantaged Bond Fund; Franklin Advantaged U.S. Government Securities Fund; Franklin Tax-Free Trust; Franklin Templeton Fund Allocator		Allocation Fund; Franklin California Tax-Free Income Fund, Inc.; Franklin Custodian Funds Inc.; Franklin Floating Rate Master Trust; Franklin Global Trust; Franklin High Income Trust; Franklin International Trust; Franklin Investors Securities Trust; Franklin Managed Trust; Franklin Money Fund; Franklin Multi-Income Trust; Franklin Municipal Securities Trust; Franklin Mutual Series Fund, Inc.; Franklin New York Tax-Free Trust; Franklin Real Estate Securities Trust; Franklin Tax Advantaged High Yield Securities Fund; Franklin Tax Advantaged Bond Fund; Franklin Advantaged U.S. Government Securities Fund; Franklin Tax-Free Trust; Franklin Templeton Fund Allocator Series; Franklin Templeton Global Trust; Franklin Templeton Japan Fund; Franklin Templeton Money Fund Trust; Franklin Templeton Services LLC; John Does 1-100

Case	Add	Delete
Series; Franklin Templeton Global Trust; Franklin Templeton Japan Fund; Franklin Templeton Money Fund Trust; Franklin Templeton Services LLC; John Does 1-100		